
13001405


MarketAxess®

Letter to Stockholders

Notice of Meeting and Proxy Statement for our
2013 Annual Meeting of Stockholders

2012 Annual Report on Form 10-K

Dear Fellow Stockholders and Clients:

2012 was another strong year for MarketAxess, driven by continued market share gains in our core U.S. high-grade business and robust growth in other products, particularly high-yield and emerging market bonds. We achieved record U.S. high-grade volumes of $368 billion in a year when overall U.S. high-grade trading volumes were approximately flat compared to 2011 at $3 trillion.[1] Our estimated market share in U.S. high-grade corporate bonds increased to 12.4% in 2012, up from 11.1% in 2011.

Our operating margins increased slightly to 43.7%, helping to drive record adjusted[2] net income of $53.3 million, up 11.8%, and diluted EPS of $1.41. Revenues were up 9.4% from 2011 to a record $198.2 million. Free cash flow was $71.2 million, up 22%, or $1.88 per diluted share. Looking at the longer-term trends, we are happy to have delivered strong, consistent growth for our stockholders over the past five years, with compound annual revenue growth of 16%, operating income growth of 38% and EBITDA growth of 31% since 2007.

In addition to the continued momentum in U.S. high-grade, we are excited about the revenue opportunity in high-yield and emerging markets (EM). Our estimated high-yield market share doubled in 2012 compared to 2011, and combined high-yield and EM volumes increased 41% year over year. As adoption of e-trading in these products continues to mature, we believe that they will drive further earnings growth.

Corporations have continued to access the credit markets as an efficient way to raise capital in a low-yield environment and, as a result, U.S. corporate debt outstanding reached a record $9 trillion by the end of 2012. On the other hand, incoming regulations such as Basel III, which will restrict the ability of dealers to hold risk-weighted assets, including corporate bonds, have already begun to pressure dealer balance sheets, resulting in a significant decline in secondary market liquidity. The combination of these factors has led investors to seek out new and efficient means of trading credit products.

In response to these shifts in market structure, we have developed and introduced new trading protocols designed to enhance market liquidity by facilitating trading among all participants on our platform, including investor-to-investor and dealer-to-dealer, in addition to our traditional investor to multi-dealer model. We are pleased with the continued traction in these Open Trading initiatives, including Market Lists and Client Axes.

By the end of 2012, approximately 40% of all U.S. high-grade inquiries on our trading platform were being placed into the Market Lists public order book, where the inquiries can be viewed and acted upon by both investors and dealers on the platform. In the first quarter of 2013 we have already seen this increase to almost 60% of inquiries. We believe that the early momentum we have seen in Open Trading indicates an important structural and behavioral shift for investors. By offering a wide variety of trading protocols and access to the broadest institutional credit trading network, we believe that we are in a unique position to help investors and dealers source liquidity in today's credit markets.

Building on our initial momentum for Open Trading, we recently announced a strategic alliance with BlackRock, Inc. that integrates BlackRock's Aladdin enterprise investment system with the MarketAxess platform, facilitating order flow from Aladdin clients to the MarketAxess trading community. We are very excited about this relationship, which reinforces our commitment to offer a comprehensive electronic trading platform with an extensive suite of trading protocols where market order flow is concentrated to help boost liquidity.

Although market conditions in Europe continued to be challenging, in November we announced that we would acquire Xtrakter Limited, a provider of regulatory transaction reporting, financial market data and trade matching services to the European securities markets. The acquisition, which we completed on February 28 of this year, reflects our strong commitment to the European market. We are very excited about the opportunities created by the combination of the two companies, driven in part by incoming regulations in the region that will

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1 As reported by the Financial Industry Regulatory Authority's Trade Reporting and Compliance Engine.

2 EPS was adjusted to reflect a favorable income tax benefit. On an unadjusted basis, net income totaled $60.1 million, or $1.59 per diluted share.

mandate increased trade reporting and greater pre-trade transparency. The combination of extensive market and reference data, a broad suite of protocols for trade execution and robust post-trade services means that MarketAxess and Xtrakter can offer European dealers and investors a full suite of valuable tools to help manage their fixed-income trading and investment risk.

Although the CFTC and SEC have yet to finalize rules governing the trading of derivatives on swap execution facilities and e-trading is still in relatively early days, we are seeing promising traction on our credit default swap (CDS) platform. Our quarterly CDS volumes have been growing at a sequential rate of 64% since the first quarter of 2012. We have continued to invest in technology and have developed what we believe is the most extensive functionality for trading of CDS indices, single names and CDS options. To complement the Open Trading initiatives on our cash corporate bond platform, in the second quarter of 2013 we launched a central limit order book for single name credit default swaps with a major dealer. This is in addition to the multi-dealer RFQ and streaming protocols we already have live for CDS on the system. We have also developed links to the available clearing houses and swap data repositories to help our clients comply with the incoming requirements for clearing and post-trade processing.

Some of our financial highlights for 2012, compared to 2011, include:

- record revenues of $198.2 million, up 9.4%;
- record pre-tax income of $86.7 million, up 10.1%;
- EBITDA of $95.0 million, up 11.0%;
- adjusted net income up 11.8% to $53.3 million, or $1.41 per diluted share; and
- operating margins of 43.7%.

Our business highlights for 2012, compared to 2011, include:

- total bond trading volume increased 12.3% to $590.0 billion;
- combined high-yield and emerging market volumes up 41.4%;
- sequential growth in quarterly CDS volumes of 64% since the first quarter of 2013;
- variable transaction fees increased 25.3% to $114.9 million;
- strong traction in our Open Trading initiatives, including Market Lists and Client Axes, as well as growing volumes on our inter-dealer platform, DealerAxess®;
- the acquisition of Xtrakter in Europe significantly enhances our European business and provides our dealer and investor clients with a comprehensive suite of pre-trade, trade execution and post-trade services;
- we opened an office in Sao Paulo, Brazil and were approved by the Comissão de Valores Mobiliários – CVM (the equivalent of the Securities and Exchange Commission in Brazil) and the Central Bank of Brazil to trade local currency debt;
- we were recognized by Fortune Magazine as one of the "100 Fastest Growing Companies" for the second consecutive year, and by Risk Magazine as one of the "25 Firms of the Future," and were also named "Best OTC Derivatives Trading Platform" by Wall Street Letter;
- we announced a strategic alliance with BlackRock to create a unified, open trading solution to help reduce liquidity fragmentation and improve pricing in the corporate bond markets; and
- we launched a central limit order book for single name CDS with a major swaps dealer.

Free cash flow during 2012 was a record $71.2 million, up 22.3% from the prior year. Given our strong free cash flow and continued growth in earnings, in the first quarter of 2013 our Board approved an increase in our regular quarterly cash dividend for the third consecutive year, to $0.13 per share from $0.11. This increase in the quarterly dividend follows a special dividend of $1.30 per share issued in December 2012. Our cash and securities balance at the end of December 2012 was $180 million, or $4.76 per diluted share.

In February 2012, the Company repurchased 1.8 million shares of the Company's non-voting common stock from JPMorgan at a cost of $52.8 million. This share repurchase was conducted simultaneously with JP Morgan's secondary offering of 3.6 million shares. The Company continued its share repurchase plan throughout the year, buying back an additional 717,344 shares at a cost of $22.2 million. Our fully diluted share count decreased by 2,225,529 shares in 2012 and accretion to EPS due to the share repurchase plan was approximately 6%. Through a combination of share repurchases and dividends, we returned a total of $140.3 million to stockholders during 2012.

We are very pleased with the continued momentum in 2012. The financial strength of our core business has enabled us to return more free cash flow to investors even as we continue to invest in new products and technology innovation. We have developed solutions that we believe will help enhance liquidity by facilitating connections among a broader group of market participants. We are confident that we can help our investor and broker-dealer clients navigate the complex market structure changes currently taking place in the credit markets.

As always, thank you for your continued support.

Sincerely,



Richard M. McVey
Chairman of the Board and Chief Executive Officer
April 24, 2013

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MarketAxess Holdings Inc.
299 Park Avenue, 10th Floor
New York, New York 10171

April 24, 2013

To the Stockholders of MarketAxess Holdings Inc.:

You are invited to attend the 2013 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "*Company*") scheduled for Thursday, June 6, 2013, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017. The Company's Board of Directors and management look forward to seeing you.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

We are pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On April 25, 2013, we expect to mail to our stockholders a Notice containing instructions on how to access our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2012 and vote online. The Proxy Statement contains instructions on how you can receive a paper copy of the Proxy Statement, proxy card and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy card in the pre-addressed envelope that we have included for your convenience. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey
Chairman and Chief Executive Officer

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MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor
New York, New York 10171

NOTICE OF
2013 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of MarketAxess Holdings Inc.:

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc., a Delaware corporation (the "*Company*"), will be held on Thursday, June 6, 2013, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

At the Annual Meeting we will:

1. vote to elect the eight nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2014 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013;

3. hold an advisory vote on the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement; and

4. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 9, 2013. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 9, 2013. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the proxy card; (2) sign and return a paper proxy card; or (3) vote in person at the Annual Meeting.

By Order of the Board of Directors,



Charles Hood
General Counsel and Corporate Secretary

New York, New York
April 24, 2013

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND COMPLETE AND SUBMIT YOUR PROXY CARD VIA THE INTERNET OR SIGN AND DATE YOUR PAPER PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE. ALTERNATIVELY, YOU MAY BE ABLE TO SUBMIT YOUR PROXY BY TOUCH-TONE PHONE AS INDICATED ON THE PROXY CARD.

TABLE OF CONTENTS

MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor
New York, New York 10171

PROXY STATEMENT for the 2013 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 6, 2013

GENERAL INFORMATION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (the "*Board*" or "*Board of Directors*") of MarketAxess Holdings Inc., a Delaware corporation ("*MarketAxess*," the "*Company*," "*we*" or "*our*"), to be used at our 2013 Annual Meeting of Stockholders (the "*Annual Meeting*") scheduled for Thursday, June 6, 2013, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

This Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being mailed to stockholders on or about April 25, 2013. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 6, 2013 meeting.

Holders of record of our Common Stock, par value $0.003 per share ("*Common Stock*"), at the close of business on April 9, 2013 (the "*Record Date*") are entitled to notice of, and to vote at, the Annual Meeting. On that date, there were 37,027,108 shares entitled to be voted.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (*i.e.*, authorizing someone to vote your shares). If you vote via the Internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than Proposals 1, 2 or 3 listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of the nominees for director named herein, FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2013, FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement, and in accordance with the best judgment of the persons appointed as proxies with respect to any other matters that properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, see the information under the heading *Voting — Broker authority to vote*.

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting in person), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings *Solicitation of Proxies* and *Voting*.

We are furnishing proxy materials to our stockholders primarily via the Internet. On April 25, 2013, we expect to mail beneficial owners of our Common Stock a Notice of Internet Availability containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice of Internet Availability also instructs you on how to vote via the Internet or by telephone. Other stockholders, in accordance with their prior requests, received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our Annual Report, on the website referred to in the Notice.

Internet distribution of our proxy materials is designed to provide our stockholders with the information they need, while lowering costs of delivery and reducing the environmental impact of our Annual Meeting. However, if you would prefer to receive paper copies of proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 6, 2013

Our Proxy Statement and 2012 Annual Report to Stockholders are available at https://materials.proxyvote.com/57060D

SOLICITATION OF PROXIES

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal. In addition, with respect to Proposal 1 (the election of directors), you may, if you desire, indicate on the proxy card that you are not authorizing the designated individuals to vote your shares for one or more of the nominees.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a Notice of Internet Availability of Proxy Materials, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

VOTING

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 37,027,108 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

If you hold your shares through a stock broker, nominee, fiduciary or other custodian, you may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the Notice before your proxy will be accepted. In addition to the instructions that appear on the Notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 5, 2013 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, you may submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares in person at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote in person at the Annual Meeting; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the meeting. If you plan to attend the Annual Meeting, you will need to bring proof of your ownership of our Common Stock as of the close of business on April 9, 2013, the Record Date.

For Shares Registered in the Name of a Brokerage Firm or Bank: You may vote in person at the Annual Meeting; however, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on April 9, 2013. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting in person by ballot.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171, (2) subsequently sending another proxy bearing a later date or (3) attending the Annual Meeting and voting in person by ballot.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you must obtain an account statement or other acceptable evidence of ownership of our Common Stock or a proxy from the holder of record of your shares in order to vote in person at the Annual Meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes only on routine matters, such as the ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions, such as the election of directors. A "broker non-vote" occurs when a beneficial owner has not provided voting instructions, and the broker holding shares for the beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. Our Bylaws include a majority voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors (Proposal 1), you may either vote "FOR," "AGAINST" or "ABSTAIN" as to each nominee. Cumulative voting is not permitted. Under the majority voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A majority of the votes cast means that the number of votes cast "FOR" a candidate for director exceeds the number of votes cast "AGAINST" that candidate for director. Brokers do not have discretionary authority to vote for directors. Abstentions and broker non-votes will not count as a vote cast "FOR" or "AGAINST" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Other Items. For the ratification of our independent registered public accounting firm (Proposal 2) and the adoption of a resolution approving on a non-binding, advisory basis the compensation of the Company's named executive officers (Proposal 3), the proposals will be decided by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy. Abstentions will be counted for purposes of determining the number of votes cast on these proposals and will have the same effect as negative votes. Broker non-votes will not be counted as shares present and entitled to vote.

Certain stockholder-related matters

We do not know of any stockholder proposals that may be properly presented at the Annual Meeting. For information regarding inclusion of stockholder proposals in our 2014 Annual Meeting of Stockholders, see the information in this Proxy Statement under the section heading *Other Matters — Stockholder proposals for 2014 Annual Meeting.*

AVAILABILITY OF CERTAIN DOCUMENTS

Householding of Annual Meeting materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at *www.marketaxess.com* or the SEC's website at *www.sec.gov*. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2012, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of nine directors, eight of whom are not our employees. Each of the nominees for director was elected by the Company's stockholders on June 7, 2012. The directors will be elected for a term that begins at the Annual Meeting and ends at the 2014 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation or removal.

Dr. Sharon Brown-Hruska, who has been a director since April 2010, has chosen not to stand for reelection. Dr. Brown-Hruska's resignation from the Board will be effective as of the date of the Annual Meeting. In connection with the resignation of Dr. Brown-Hruska, the Board has reduced the number of directors constituting the full Board from nine to eight, effective as of the date of the Annual Meeting.

Your vote

If you sign the enclosed proxy card and return it to the Company, your proxy will be voted **FOR** all directors, for terms expiring at the 2014 Annual Meeting of Stockholders, unless you specifically indicate on the proxy card that you are casting a vote against one or more of the nominees or abstaining from such vote.

A majority of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving a majority of votes for their election. In the election of directors, stockholders will be given the choice to cast votes for or against the election of directors or to abstain from such vote. The number of shares voted for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Board recommendation

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES:

Richard M. McVey
Steven L. Begleiter
Stephen P. Casper
David G. Gomach
Carlos M. Hernandez
Ronald M. Hersch
John Steinhardt
James J. Sullivan

Each of these nominees is currently serving as a director on our Board, and each nominee has agreed to continue to serve on the Board if he is elected at the Annual Meeting. If any nominee is unable (or for whatever reason declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under *Director information*.

Qualifications for director nominees

The minimum qualifications for Board consideration are:

- substantial experience working as an executive officer for, or serving on the board of, a public company; or
- significant accomplishment in another field of endeavor related to the strategic running of our business; and
- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Our Board does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. Our Corporate Governance Guidelines, however, require the Board's Nominating and Corporate Governance Committee to review the qualifications of the directors and the composition of the Board as a whole. This assessment includes not only the independence of the directors, but consideration of required minimum qualifications, skills, expertise and experience in the context of the needs of the Board and its ability to oversee the Company's business.

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the Annual Meeting and ending at the 2014 Annual Meeting of Stockholders.

Richard M. McVey
Director since April 2000

Richard M. McVey (53) has been Chief Executive Officer and Chairman of our Board of Directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed-Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan's North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. He currently serves on the board of directors of Blue Mountain Credit Alternatives L.P., an asset management fund focused on the credit markets and equity derivatives markets. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Mr. McVey's role as one of our founders and his service as our Chief Executive Officer for over a decade give him deep knowledge and understanding of all aspects of the business and operations of MarketAxess. Mr. McVey's extensive experience in the financial services industry, including significant leadership roles at JPMorgan, has provided comprehensive knowledge of the financial markets that we serve and the institutions and dealers that are our clients.

Steven L. Begleiter
Director since April 2012

Steven L. Begleiter (51) has been a Senior Principal at Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns' Corporate Strategy Group. Mr. Begleiter currently serves on the board of directors of WisdomTree Investments, Inc. Mr. Begleiter received a B.A. in Economics from Haverford College.

Mr. Begleiter brings many years of leadership experience in the financial services industry and private equity. Mr. Begleiter also has extensive industry knowledge and perspectives on mergers and acquisitions and capital formation.

Stephen P. Casper
Director since April 2004

Stephen P. Casper (63) is retired. Mr. Casper was the President of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., from April 2010 to August 2012. From September 2008 to April 2010, Mr. Casper was a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("FFTW"), a specialist manager of U.S., global and international fixed-income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper has been a member of the Board of Directors of the KLS Diversified Fund and the KS Rates Fund, both of which are fixed income hedge funds, since July 2012. Mr. Casper is a member of the Investment Committee of the Brooklyn Museum. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, from which he graduated magna cum laude, Beta Gamma Sigma, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

Mr. Casper's experience in the fixed-income markets and financial services industry and his experience in financial reporting and accounting roles bring extensive public accounting, financial reporting, risk management and leadership skills to the Board.

David G. Gomach
Director since February 2005

David G. Gomach (54) is retired. Mr. Gomach was the Chief Financial Officer and Treasurer of School Specialty, Inc. from September 2006 through June 2007, having joined as Executive Vice President - Finance in August 2006. Prior to School Specialty, Mr. Gomach held various positions at the Chicago Mercantile Exchange ("CME") from 1987 to 2004. From June 1997 until his retirement from the CME in November 2004, he served as Chief Financial Officer. From 1996 until 1997, Mr. Gomach served as Vice President, Internal Audit and Administration. Also, during his tenure at the CME, he was a Senior Director and Assistant Controller. Prior to joining the CME, Mr. Gomach held positions at Perkin-Elmer, Singer Corporation and Mercury Marine, a subsidiary of Brunswick Corporation. Mr. Gomach is a Certified Public Accountant and received a B.S. from the University of Wisconsin-LaCrosse and an M.B.A. from Roosevelt University. From April 2011 to October 2012, Mr. Gomach served as a director and member of the audit committee for Eladian Partners, a privately held multi-asset class trading company.

Mr. Gomach brings to the Board leadership experience from his prior roles and deep knowledge of public accounting, financial reporting and risk management matters facing public companies in the financial services industry, including internal controls and Sarbanes-Oxley compliance.

Carlos M. Hernandez
Director since February 2006

Carlos M. Hernandez (51) is Global Head of Investor Services at JPMorgan, serves on the JPMorgan Chase Executive Committee and is a member of the Corporate & Investment Bank's leadership team. Prior to this position, Mr. Hernandez led JPMorgan's Global Equities and Prime Services business. He previously managed the Origination and Distribution business for the Americas, Institutional Equities for the Americas and Global Equity Capital Markets at JPMorgan. Before joining the Equities division, Mr. Hernandez was head of Investment Banking, Latin America. Mr. Hernandez has been with JPMorgan since 1986, working on a wide array of advisory and financing transactions for both corporations and governments, across various product groups and geographic regions.

Mr. Hernandez currently serves on the boards of The Brunswick School in Connecticut and John Hopkins School of Sciences in Maryland. In 2005, he served on the board of the Securities Industries Association. Mr. Hernandez has a B.S. in Business from the State University of New York and an M.B.A. from Columbia University.

Mr. Hernandez has a broad range of leadership experience and a deep understanding of the global financial markets and financial services and securities industries, including the particular needs of an international corporation. Mr. Hernandez also has a unique understanding of and experience with our broker-dealer clients and their needs, particularly in the context of recent regulatory reform.

Ronald M. Hersch
Director since July 2000

Ronald M. Hersch (65) was a Senior Managing Director at Bear Stearns and Co. Inc. from June 1992 until his retirement in April 2007. Mr. Hersch was responsible for directing the firm's futures business as well as coordinating eCommerce activities and initiatives within the Fixed-Income Division. Mr. Hersch is a former Chairman of the Futures Industry Association. He has previously served on the board of directors of Bond Desk Group, LLC, the Chicago Board of Trade, and the National Futures Association, the self-regulatory organization responsible for futures industry oversight. Mr. Hersch received a B.A. from Long Island University.

Mr. Hersch's experience with regulatory and policy issues gives him valuable insight into strategies for negotiating the regulatory matters affecting the financial services industry generally and the Company in particular. Mr. Hersch also brings significant leadership experience to the Board and a deep understanding of the fixed-income and derivatives markets.

John Steinhardt
Director since April 2000

John Steinhardt (59) is a founder, and has been a Managing Partner, Co-Chief Executive Officer and Co-Chief Investment Officer, of KLS Diversified Asset Management since July 2007. From July 2006 until July 2007, Mr. Steinhardt managed a private investment portfolio. Mr. Steinhardt was the founder, Chief Executive Officer and Chief Investment Officer of Spectrum Investment Group from January 2005 to July 2006. Until October 2004, Mr. Steinhardt was Head of North American Credit Markets for JPMorgan Chase & Co. and a member of the Management Committee of the Investment Banking Division of JPMorgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. He currently serves on the board of directors of the 92nd Street Y and the board of trustees of the Central Park Conservancy. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A from Columbia University.

Mr. Steinhardt brings substantial leadership experience at a number of financial institutions and extensive experience in the financial markets that we serve. Mr. Steinhardt also has a deep knowledge and understanding of the requirements of operating in a highly regulated industry.

James J. Sullivan
Director since March 2012

James J. Sullivan (53) is senior managing director and head of Prudential Fixed Income, a position he has held since 1999. Prudential Fixed Income is the primary organization within Prudential Financial responsible for managing public fixed income assets. Mr. Sullivan is responsible for all aspects of Prudential Fixed Income's business, from both the investment and business management standpoints. Under his purview are the portfolio management and trading, credit research, and quantitative research and risk management organizations, as well as finance, marketing, and global business development. He joined Prudential Financial in 1981 and has extensive experience in trading and portfolio management across many fixed income market sectors. He is a member of Prudential Investment Management's Investment Committee, chairman of the Prudential Investment Management Ethics Committee, and chairman of Prudential Trust Company. Mr. Sullivan holds a B.A. with a concentration in finance and an M.B.A. with honors from Iona College.

Mr. Sullivan brings extensive buy-side experience in the financial services industry, specifically in the fixed-income markets that we serve, and a deep knowledge and understanding of the issues faced by the institutional investors who operate in those markets.

Director Not Standing for Re-Election

Dr. Brown-Hruska will remain a director of the Company until the Annual Meeting, but will not stand for reelection.

Dr. Sharon Brown-Hruska
Director since April 2010

Dr. Sharon Brown-Hruska (53) is a Vice President in the Securities and Finance Practice of National Economic Research Associates (NERA) and a Visiting Professor of Finance at Tulane University. She is a leading expert in securities, derivatives and risk management. Prior to joining NERA, she served as Commissioner (2002-2006) and Acting Chairman (2004-2005) of the U.S. Commodity Futures Trading Commission and as a member of the President's Working Group on Financial Markets. Dr. Brown-Hruska has advised exchanges, businesses and governments on regulation and compliance issues and has addressed numerous governmental and financial organizations, including U.S. House and Senate committees, the International Monetary Fund and the International Organization of Securities Commissioners. She has spoken extensively on the regulation of derivatives and the financial entities that use them to the Managed Funds Association, the Futures Industry Association, the International Swaps and Derivatives Association and other financial industry associations. She is widely published, with articles appearing in *Capital Markets Law Journal, Barron's, Journal of Futures Markets, Regulation, Review of Futures Markets* and other publications. She was an Assistant Professor in the Freeman School of Business at Tulane University and George Mason University. She holds Ph.D. and M.A. degrees in economics and a B.A. in economics and international studies from Virginia Polytechnic Institute and State University.

Dr. Brown-Hruska's experience as a regulator and her academic focus on securities, derivatives and risk management give her extensive knowledge of the development and implementation of the regulatory structure of the financial services and securities industries, as well as the effects of regulatory matters on companies operating in those industries. Dr. Brown-Hruska provides the Board with valuable insight into the regulatory process and an understanding of how financial entities may best manage risk.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that seven of our nominees for director, Messrs. Begleiter, Casper, Gomach, Hernandez, Hersch, Steinhardt and Sullivan, currently meet the independence requirements contained in the NASDAQ listing standards and applicable tax and securities rules and regulations. None of these nominees for director has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In compliance with the NASDAQ listing standards, we have a Board of Directors comprised of a majority of independent directors. In addition to our current Board of Directors, Nicolas S. Rohatyn and Roger Burkhardt, who served on our Board in 2012, qualified as "independent" directors under the NASDAQ listing standards.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to MarketAxess' management. Based on all of the foregoing, as required by the NASDAQ listing standards, the Board made a substantive determination as to each of the seven independent directors that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to Board-level standards for director independence, the directors who serve on the Audit Committee and the Compensation Committee each satisfy standards established by the SEC and the NASDAQ listing rules providing that to qualify as "independent" for purposes of membership on the Audit Committee or the Compensation Committee, members of such committees may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their director compensation. Also, each of the directors who serve on the Compensation Committee has been determined to be a "non-employee director" for purposes of the applicable SEC rules and regulations and an "outside director" for purposes of the applicable tax rules.

In making its independence determinations, the Board considered transactions occurring since the beginning of 2010 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board's independence determinations included reviewing the following relationships:

- Mr. Hernandez is the Global Head of Investor Services of JPMorgan Chase & Co. ("*JPMorgan*"), which accounted for less than 5% of the Company's annual revenue in each of the past three years. In addition, JPMorgan (i) is the administrative agent and sole lender under our credit agreement, which provides for revolving loans and letters of credit up to an aggregate of $50.0 million, (ii) provides investment advisory, custodial and cash management services to the Company, and (iii) operates our share repurchase program. From time to time, JPMorgan has provided investment banking services to the Company, including in connection with the Company's acquisition of Xtrakter Limited ("*Xtrakter*").
- Mr. Steinhardt is the Co-Chief Executive Officer of KLS Diversified Asset Management, which accounted for less than 1% of the Company's annual revenue in each of the past three years.
- Mr. Sullivan is senior managing director and head of Prudential Fixed Income, a division of Prudential Investment Management, which, together with its affiliates, accounted for less than 1% of the Company's annual revenue in each of the past three years.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for nomination to the stockholders. The Nominating and Corporate Governance Committee operates under a charter, which is available on our corporate website at *www.marketaxess.com.*

The Nominating and Corporate Governance Committee will give due consideration to candidates recommended by stockholders. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee by mail or electronically. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under *Qualifications for director nominees.* However, just because a recommended individual meets the minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person so recommended by a stockholder. The Nominating and Corporate Governance Committee may engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

Our Chief Executive Officer ("*CEO*") also serves as the Chairman of the Board (the "*Chairman*"), and we have a Lead Independent Director who is responsible, among other things, for consulting with the Chairman regarding the agenda for each Board meeting and coordinating the activities of the non-employee directors and the Board, in general, including presiding over the executive sessions of non-employee directors. We believe that this structure is appropriate for the Company because it allows one person to speak for and lead the Company and the Board, while also providing for effective oversight by an independent Board through a Lead Independent Director. Our CEO, as the individual with primary responsibility for managing the Company's strategic direction and day-to-day operations, is in the best position to provide Board leadership that is aligned with our stockholders' interests as well as the Company's needs. Our overall corporate governance policies and practices, combined with the strength of our independent directors, minimize any potential conflicts that may result from combining the roles of CEO and Chairman.

Mr. Casper currently serves as the Lead Independent Director. The full Board, by majority vote, elects the Lead Independent Director.

The Board has established other structural safeguards that serve to preserve the Board's independent oversight of management. First, the Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. The Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of, and are chaired by, independent directors. Second, independent oversight of our CEO's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our CEO's performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

The Audit Committee of our Board of Directors reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of the independent registered public accounting firm and our accounting practices. The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and that Mr. Casper and Mr. Gomach are both Audit Committee financial experts, as defined by SEC guidelines and as required by the applicable NASDAQ listing standards. For information regarding the experience and qualifications of our Audit Committee financial experts, see the information in this Proxy Statement under the section heading *Proposal 1 — Election of Directors — Director information.*

The Compensation Committee of the Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors (other than non-employee directors) and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs. Steinhardt (Chair), Begleiter and Hersch. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules. The Compensation Committee may form subcommittees and delegate authority to such subcommittees or individuals as it deems appropriate.

The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for director positions to be recommended by our Board of Directors for election as directors and for any vacancies in such positions, develops and recommends for our Board of Directors the Corporate Governance Guidelines of the Company and oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee currently consists of Mr. Hersch (Chair) and Mr. Casper. The Board of Directors has determined that Messrs. Hersch and Casper are independent directors in accordance with NASDAQ listing standards.

The Investment Committee assists the Board in monitoring whether the Company has adopted and adheres to a rational and prudent investment and capital management policy; whether management's investment and capital management actions are consistent with attainment of the Company's investment policy, financial objectives and business goals; the Company's compliance with legal and regulatory requirements pertaining to investment and capital management; the competence, performance and compensation of the Company's external money managers; and such other matters as the Board or Investment Committee deems appropriate. The Investment Committee currently consists of Messrs. Steinhardt (Chair), Hernandez and Sullivan.

The Mergers and Acquisitions Committee of the Board of Directors assists our Board of Directors in reviewing and assessing potential acquisitions, strategic investments, joint ventures and divestitures, and provides guidance to management with respect to the Company's transaction strategies and the identification and evaluation of strategic transactions. The Mergers and Acquisitions Committee currently consists of Messrs. Begleiter, Gomach, Hernandez and McVey.

Meetings and attendance

During the year ended December 31, 2012, the full Board held nine meetings; the Audit Committee held 11 meetings; the Compensation Committee held four meetings; the Nominating and Corporate Governance Committee held six meetings; the Investment Committee held six meetings; and the Mergers and Acquisitions

Committee held two meetings. The non-management directors met in executive session without management directors or employees at each of the five regularly-scheduled meetings of the Board during 2012. We expect each director to attend each meeting of the full Board and of the committees on which he or she serves and to attend the Annual Meeting. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. All directors attended our 2012 annual meeting of stockholders.

Board involvement in risk oversight

The Company's management is responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures on a day-to-day basis. The Board's responsibility is to monitor the Company's risk management processes by informing itself of the Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks.

The Board of Directors monitors management's responsibility for risk oversight through regular reports from management to the Audit Committee and the full Board. Furthermore, the Audit Committee reports on the matters discussed at the committee level to the full Board. The Audit Committee and the full Board focus on the material risks facing the Company, including strategic, operational, market, credit, liquidity, legal and regulatory risks, to assess whether management has reasonable controls in place to address these risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether the Company's compensation arrangements are consistent with effective controls and sound risk management. Finally, risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on the Audit Committee. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

James N.B. Rucker, who previously served as the Company's Chief Financial Officer and its Chief Operations, Credit and Risk Officer, is currently responsible for the Company's credit and risk functions as the Company's Credit and Risk Officer. In such position, Mr. Rucker has responsibility, among other things, for overseeing and coordinating the Company's risk assessment and mitigation efforts, including responsibility for identification of key business risks, ensuring appropriate management of these risks within stated limits and enforcement through policies and procedures. The Company's Risk Committee was organized in 2006 to assist management's efforts to assess and manage risk. The Risk Committee is chaired by Mr. Rucker and is comprised of department heads and other managers. The Risk Committee assesses the Company's business strategies and plans and insures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks. The Risk Committee regularly prepares updates and reports for the Audit Committee and the Board of Directors.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the CEO and Senior Financial Officers. Both the Code of Conduct and the Code of Ethics for the CEO and Senior Financial Officers, as well as any amendments to, or waivers under, the Code of Ethics for the CEO and Senior Financial Officers, can be accessed in the *Investor Relations — Corporate Governance* section of our website at *www.marketaxess.com*.

You may also obtain a copy of these documents by writing to MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee, Investment Committee and Nominating and Corporate Governance Committee, as well as a copy of the Company's Corporate Governance Guidelines, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

Although our Board of Directors has not adopted a formal process for stockholder communications with the Board, we make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 299 Park Avenue, 10th Floor, New York, New York 10171. The General Counsel will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 299 Park Avenue, 10th Floor, New York, New York 10171, or electronically, at our corporate website, *www.marketaxess.com* under the heading *Investor Relations — Corporate Governance — Reporting Concerns — Confidential Ethics Web Form.*

Director compensation

Our Board of Directors recommends, reviews and oversees the compensation, including equity awards, for our non-employee directors. All directors, other than Mr. McVey, are regarded as non-employee directors. Mr. McVey receives no additional compensation for his service as a director. Each non-employee director receives an annual cash retainer of $50,000. The Lead Independent Director receives a supplemental annual retainer of $15,000 and the chairs of the Audit, Compensation, Nominating and Corporate Governance, and Investment Committees receive a supplemental annual retainer of $15,000, $10,000, $7,500 and $5,000, respectively. In addition, each non-employee director receives $1,500 for each meeting of our Board of Directors, $2,000 for each meeting of the Audit Committee, and $1,000 for each meeting of the Compensation Committee, the Nominating and Corporate Governance Committee, the Investment Committee and the Mergers and Acquisitions Committee that the director attends. In July 2012, we granted 2,553 shares of restricted stock to each non-employee director. One-half of the award vested on November 30, 2012 and the balance vests on May 31, 2013. These awards were made under the Company's 2012 Incentive Plan. The number of shares of restricted stock granted was determined on the date of grant by dividing the $80,000 equity grant value by the closing price of our Common Stock. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards.

The Company and the Board of Directors believe that equity-based awards are an important factor in aligning the long-term financial interest of the non-employee directors and stockholders. As such, in October 2007 the Board of Directors adopted stock ownership guidelines for the non-employee directors. These guidelines, which were most recently revised in November 2012, require that non-employee directors hold not less than a number of shares of Common Stock equal in value to three times the annual base cash retainer payable to a director, calculated using the average price of our Common Stock in the ten trading days up to and including November 8, 2012 ($30.77), the effective date of the revised policy. The designated level of ownership must be maintained throughout the non-employee director's service with the Company. All shares of Common Stock beneficially owned by the director, including shares purchased and held personally, vested and unvested restricted shares, vested and unvested restricted stock units, settled performance shares, and shares deferred under a non-qualified deferred compensation arrangement, count toward the minimum ownership requirement; vested and unvested stock options are excluded. Currently, five of the non-employee directors are in compliance with the Company's stock ownership guidelines. Mr. Sullivan, whose appointment to the Board took effect on March 13, 2012, must comply with the revised guidelines not later than March 13, 2017, and Mr. Begleiter, whose appointment to the Board took effect on April 18, 2012, must comply with the revised guidelines not later than April 18, 2017; each director is expected to be in compliance within the required timeframes. Directors are also required, for a period of six months following his or her departure from the Board, to comply with the provisions of the Company's Insider Trading Policy that, among other things, prohibit trading in the Company's securities during any trading blackout period.

The Compensation Committee currently directly retains the services of Grahall LLC ("*Grahall*") as its independent compensation consultant, which reports directly to the Compensation Committee. Grahall conducts an annual review of director compensation levels, and a bi-annual review of director pay structure and practices, and in each event, shares the results of those reviews with the Compensation Committee. The Compensation Committee then submits any proposed changes in pay level or program structure to the full Board for its consideration, and if appropriate, approval.

Director compensation for fiscal 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Steven L. Begleiter	25,333	80,011	105,344
Dr. Sharon Brown-Hruska	65,500	80,011	145,511
Roger Burkhardt	66,000	80,011	146,011
Stephen P. Casper	80,125	80,011	160,136
David G. Gomach	87,000	80,011	167,011
Carlos M. Hernandez	65,500	80,011	145,511
Ronald M. Hersch	90,375	80,011	170,386
Nicolas S. Rohatyn	50,833	—	50,833
John Steinhardt	87,000	80,011	167,011
James J. Sullivan	36,167	80,011	116,178

(1) The amounts represent the aggregate grant date fair value of stock awards granted by the Company in 2012, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 21, 2013.

(2) The table below sets forth information regarding the aggregate number of stock awards and the aggregate number of option awards outstanding at the end of fiscal year 2012 for each non-employee director:

	Aggregate Number of Stock Awards Outstanding at Fiscal Year End (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End (#)
Steven L. Begleiter	1,277	—
Dr. Sharon Brown-Hruska	1,277	—
Roger Burkhardt	1,277	—
Stephen P. Casper	1,277	29,912
David G. Gomach	1,277	24,912
Carlos M. Hernandez	1,277	3,187
Ronald M. Hersch	1,277	29,912
Nicolas S. Rohatyn	—	38,246
John Steinhardt	1,277	29,912
James Sullivan	1,277	—

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed the firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2013, and the Board is asking stockholders to ratify that selection. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2013. Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal.

Board recommendation

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013.

Information about our independent registered public accounting firm

PwC has audited our consolidated financial statements each year since our formation in 2000. Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

In 2011, the Company, in the ordinary course of its business, entered into a bulk data agreement with PwC for the purpose of supporting valuation conclusions reached by PwC in the normal course of PwC's audit and other work for its clients. Pursuant to the agreement, the Company provides bond pricing data to PwC on terms consistent with the terms of similar data sales agreements entered into by the Company. The aggregate annual cost of the services is $200,000. Prior to entering into the agreement, the Audit Committee evaluated the effect of such agreement on the independence of PwC and concurred with the opinion of the Company and PwC that the arrangement constitutes an "arm's-length" transaction that would not affect PwC's independence.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2012 and 2011 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the CEO and the Chief Financial Officer to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to and including a limit of $10,000 per service and an annual limit of $20,000.

Immediately following the completion of each fiscal year, the Company's independent registered public accounting firm shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), as soon as possible, a formal written statement describing: (i) the independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, peer review or annual inspection by the Public Company Accounting Oversight Board of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company, including at least the matters set forth in Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)*, in order to assess the independent registered public accounting firm's independence.

Immediately following the completion of each fiscal year, the independent registered public accounting firm also shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2012 and 2011.

Fee Category	2012	2011
Audit Fees(1)	$1,195,279	$ 981,639
Audit Related Fees	223,000	20,000
All Other Fees	3,593	3,593
Total	$1,421,872	$1,005,232

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal controls over financial reporting) and the audit of our broker-dealer subsidiaries' annual financial statements.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC. The Board has determined that each member of the Audit Committee is financially literate, in other words, is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that both Mr. Gomach and Mr. Casper satisfy the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that both Mr. Gomach and Mr. Casper are "financial experts" as defined by the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates, and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors. A copy of the Audit Committee charter is available in the *Investor Relations — Corporate Governance* section of the Company's website.

During fiscal year 2012, the Audit Committee met eleven times, including five regular meetings. The Company's senior financial management and independent registered public accounting firm were in attendance at such regular meetings. Following each of its regular meetings during 2012, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("*PCAOB*").

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2012, included in the Company's 2012 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by PCAOB AU 380 *Communication with Audit Committees*, as currently in effect, which requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with us concerning independence, and have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. The Committee also has appointed PwC as the Company's independent registered public accounting firm for the year ending December 31, 2013.

As specified in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent registered public accounting firm. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

Submitted by the Audit Committee of the Board of Directors:

David G. Gomach — Chair
Stephen P. Casper
Ronald M. Hersch

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC ("*Dodd-Frank*")), the Company is providing its stockholders the opportunity to cast an advisory vote on the compensation of its named executive officers. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their views on the named executive officers' compensation. We will include an advisory vote on executive compensation on an annual basis at least until the next shareholder advisory vote on the frequency of such votes.

As described in detail in the Compensation Discussion and Analysis below, the Company's named executive officer compensation program is designed to attract, reward and retain the caliber of officers needed to ensure the Company's continued growth and profitability. The primary objectives of the program are to:

- align and reward Company and individual performance and decision-making with stockholder value creation and prudent risk management;
- drive long-term growth objectives, thereby creating long-term value for our stockholders; and
- provide rewards that are cost-efficient, equitable to our named executive officers and stockholders, and competitive with organizations that compete for executives with similar skill sets, thereby encouraging high-potential individuals with significant and unique market experience to build a career at the Company.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's stockholders. The Company believes that its named executive officer compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, in addition to short-term (annual) incentive awards, specifically cash incentives, which has enabled the Company to successfully motivate and reward its named executive officers. The Company believes that its ability to retain its current high-performing team of seasoned executive officers is critical to its continuing financial success and that its focus on the long-term interests of its named executive officers aligns with the interests of its stockholders.

For these reasons, the Board recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2013 Annual Meeting, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As an advisory vote, this proposal is not binding upon the Company, our Board or our Compensation Committee. Notwithstanding the advisory nature of this vote, our Board and the Compensation Committee, which is responsible for designing and administering the Company's named executive officer compensation program, value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or represented by proxy and entitled to vote is required to approve this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 9, 2013 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers, (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 9, 2013 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 37,027,108 shares of Common Stock outstanding at the close of business on April 9, 2013. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171.

	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders		
Burgundy Asset Management Ltd.(1)	2,830,726	7.65%
BlackRock, Inc.(2)	2,722,264	7.35%
Janus Capital Management LLC(3)	2,434,961	6.58%
The Vanguard Group(4)	2,247,895	6.07%
Kornitzer Capital Management, Inc.(5)	2,196,806	5.93%
Wells Fargo & Company(6)	2,185,450	5.90%
Named Executive Officers and Directors		
Richard M. McVey(7)	1,501,223	4.00%
Steven L. Begleiter(8)	2,553	*
Dr. Sharon Brown-Hruska(9)	10,346	*
Stephen P. Casper(10)	61,331	*
David G. Gomach(11)	61,161	*
Carlos M. Hernandez(12)	17,711	*
Ronald M. Hersch(13)	59,712	*
John Steinhardt(14)	61,161	*
James J. Sullivan(8)	2,553	*
Antonio L. DeLise(15)	91,610	*
Nicholas Themelis(16)	131,099	*
All Executive Officers and Directors as a Group (11 persons)(17)	2,000,460	5.29%

* Less than 1%.

(1) Information regarding the number of shares beneficially owned by Burgundy Asset Management Ltd. was obtained from a Schedule 13G filed by Burgundy Asset Management Ltd. with the SEC. The principal business address of Burgundy Asset Management Ltd. is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(2) Information regarding the number of shares beneficially owned by BlackRock, Inc. was obtained from a Schedule 13G filed by BlackRock, Inc. with the SEC. The principal business address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(3) Information regarding the number of shares beneficially owned by Janus Capital Management LLC was obtained from a Schedule 13G filed by Janus Capital Management LLC with the SEC. The principal business address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206.

(4) Information regarding the number of shares beneficially owned by The Vanguard Group. was obtained from a Schedule 13G filed by The Vanguard Group with the SEC. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5) Information regarding the number of shares beneficially owned by Kornitzer Capital Management, Inc. was obtained from a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC. The principal business address of Kornitzer Capital Management, Inc. is 5420 West 61st Place, Shawnee Mission, KS 66205.

(6) Information regarding the number of shares beneficially owned by Wells Fargo & Company was obtained from a Schedule 13G filed by Wells Fargo & Company with the SEC. The principal business address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

(7) Consists of (i) 923,903 shares of Common Stock owned individually; (ii) 45,332 shares of unvested restricted stock; and (iii) 531,988 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days. Does not include (x) 418,505 shares of Common Stock issuable pursuant to stock options and deferred restricted stock units that are not exercisable within 60 days or (y) 4,167 performance shares.

(8) Consists of (i) 1,276 shares of Common Stock owned individually; and (ii) 1,277 shares of unvested restricted stock.

(9) Consists of (i) 9,069 shares of Common Stock owned individually; and (ii) 1,277 shares of unvested restricted stock.

(10) Consists of (i) 30,142 shares of Common Stock owned individually; (ii) 1,277 shares of unvested restricted stock; and (iii) 29,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(11) Consists of (i) 34,972 shares of Common Stock owned individually; (ii) 1,277 shares of unvested restricted stock; and (iii) 24,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(12) Consists of (i) 13,247 shares of Common Stock owned individually; (ii) 1,277 shares of unvested restricted stock; and (iii) 3,187 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(13) Consists of (i) 28,523 shares of Common Stock owned individually; (ii) 1,277 shares of unvested restricted stock; and (iii) 29,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(14) Consists of (i) 29,972 shares of Common Stock owned individually; (ii) 1,277 shares of unvested restricted stock; and (iii) 29,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(15) Consists of (i) 4,746 shares of unvested restricted stock; (ii) 75,000 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days; and (iii) 11,864 shares of Common Stock owned by his spouse. Does not include 2,466 performance shares or 39,361 restricted stock units that are unvested.

(16) Consists of (i) 44,114 shares of Common Stock owned in joint tenancy with his spouse; (ii) 11,071 shares of unvested restricted stock; and (iii) 75,914 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 6,945 performance shares or 26,100 restricted stock units that are unvested.

(17) Consists of (i) 1,128,358 shares of Common Stock; (ii) 71,365 shares of unvested restricted stock; and (iii) 800,737 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include (i) 137,481 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 33,538 performance shares that are unvested or (iii) 346,485 restricted stock units that are unvested.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of April 9, 2013.

Name	Age	Position
Richard M. McVey	53	Chief Executive Officer and Chairman of the Board of Directors
Antonio L. DeLise	51	Chief Financial Officer
Nicholas Themelis	49	Chief Information Officer

Richard M. McVey has been Chief Executive Officer and Chairman of our Board of Directors since our inception. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. McVey's business experience.

Antonio L. DeLise has been Chief Financial Officer since March 2010. From July 2006 until March 2010, Mr. DeLise was the Company's Head of Finance and Accounting, where he was responsible for financial regulatory compliance and oversight of all controllership and accounting functions. Prior to joining us, Mr. DeLise was Chief Financial Officer of PubliCard, Inc., a designer of smart card solutions for educational and corporate sites, from April 1995 to July 2006. Mr. DeLise also served as Chief Executive Officer of PubliCard from August 2002 to July 2006, President of PubliCard from February 2002 to July 2006, and a director of PubliCard from July 2001 to July 2006. Prior to PubliCard, Mr. DeLise was employed as a senior manager with the firm of Arthur Andersen LLP from July 1983 through March 1995.

Nicholas Themelis has been Chief Information Officer since March 2005. From June 2004 through February 2005, Mr. Themelis was the Company's Head of Technology and Product Delivery. From March 2004 to June 2004, Mr. Themelis was the Company's Head of Product Delivery. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed-Income Technology at Barclays Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading-edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, ultimately as Senior Vice President and Global Head of the E-Commerce Technology Group.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("*CD&A*") explains our pay for performance methodology and describes and analyzes our compensation programs and practices. The CD&A details the specific amounts of compensation paid for fiscal year 2012 to Mr. McVey, our Chief Executive Officer and Chairman of the Board, Mr. DeLise, our Chief Financial Officer ("*CFO*"), and Mr. Themelis, our Chief Information Officer ("*CIO*") (collectively, "*NEOs*").

Executive Summary

2012 Performance

Our organic growth initiatives resulted in increased variable transactions fees, which was the main driver behind the Company's fourth sequential year of record revenue and earnings growth. Highlights of our financial performance during 2012 include the following:

- *Revenues:* For the fourth consecutive year, annual revenues reached an all-time high, increasing to more than $198 million, up over 9% from $181 million in 2011.
- *Operating Income:* Record operating income for 2012 of $86.7 million, up over 10% from $78.7 million in 2011.
- *Earnings per share:* Adjusted earnings per share ("*EPS*") increased 17.5% to an all-time high of $1.41 in 2012 from $1.20 in 2011.
- *Stock Price:* The Company's stock closed at $35.30 at the end of 2012, up over 17% from $30.11 at year-end 2011.
- *Trading Volume:* Total trading volume increased over 12% to $590 billion in 2012 from $525 billion in 2011.
- *Market Share:* Our estimated U.S. high-grade trading volume market share increased to 13.6% in the fourth fiscal quarter of 2012 from 12.2% in the fourth fiscal quarter of 2011, and our full-year estimated market share for fiscal 2012 increased to 12.4% versus 11.1% for fiscal 2011.
- *Relative Performance:* For 2012, we outperformed all of the members of our peer group (see *How We Determine Pay Levels — Peer Group* below) in year-over-year EPS, earnings before interest, taxes, depreciation and amortization ("*EBITDA*") and share price growth. Further, for 2012 we ranked:
  - in the 80th percentile vis-à-vis our peer group in regard to year-over-year revenue and operating income growth;
  - first in 12-month total stockholder return ("*TSR*"); and
  - second in total stockholder value created (as measured by the year over year increase in market capitalization).

How 2012 Performance Affected Executive Compensation

- Based on our cash accruals, market data and goal of increasing the long-term incentive component of our NEOs' compensation, we reduced the annual cash incentive payments to the NEOs by 12% to $3.55 million from $4.050 million in 2011 (see *Annual Variable Performance Awards Payable in Cash* below).
- As a result of an increase in the value of the equity awards granted to the NEOs in 2012, Total Direct Compensation ("*TDC*") remained relatively flat for 2012 vs. 2011 (see *Total Direct Compensation* below).
- While operating income reached record levels for the fourth consecutive year in 2012, we were slightly short of our internal goals for 2012, achieving 97% of our targeted performance. Accordingly, our performance-based awards paid out 92.5% of the targeted award amount for 2012 (see *Long-term Incentives — Equity-based Awards*).

Changes/Key Actions in 2012

In 2012, the following changes/key decisions with respect to our executive management and rewards architecture were implemented to assure that the program continues to balance rewards and retention of our key executives with the short-term and long-term interests of our stockholders:

- *Annual Incentive Design* — We continued to manage profitability and increase operating margins by reducing the Variable Accrual (defined below) used to fund the annual incentive pool (see *Annual Variable Performance Awards Payable in Cash* below); and
- *Increased Performance-Share Minimum and Pay-Out Criteria* — We increased the minimum amount of performance share equity that must be elected by the NEOs under the Flex Share program to 35% in 2012 from 30% in 2011 and 20% in 2010. We also decreased the upside leverage in the Flex Share program design by increasing the performance threshold required to attain a maximum payout from 120% of target performance to 130% of target performance, assuring enhanced pay-for-performance alignment between stockholders and the results of our operations for fiscal 2012 (see *Flex Share Program* below).

Advisory Vote on Executive Compensation

At our 2012 Annual Meeting of Stockholders, 92.5% of the votes cast on the non-binding advisory vote on executive compensation proposal were in favor of our NEO compensation as disclosed in the proxy statement for the 2012 Annual Meeting of Stockholders. In evaluating the compensation of our NEOs for 2012, the Compensation Committee reviewed these final vote results and took into consideration the strong support of our stockholders for our compensation policies. Although it determined that no changes to our executive compensation policies were necessary, the Compensation Committee continues to review our NEO compensation program and the compensation goals set forth in the CD&A.

Overview of Compensation Objectives and Strategy for Our NEOs

Our NEO pay philosophy is tied to our belief that compensation should directly correlate with business results, including financial business results. Our executive compensation program is designed to attract, reward and retain the caliber of executives we need to ensure our continued growth and profitability. The program's primary objectives are to:

- align and reward Company and individual performance and decision-making with stockholder value creation and prudent risk management;
- drive long-term growth objectives, thereby creating long-term value for our stockholders; and
- provide rewards that are cost-efficient, equitable to both our NEOs and stockholders, and competitive with organizations that compete for executives with similar skill sets, thereby encouraging high-potential individuals with significant and unique market experience to build a career at the Company.

We have certain unique operating characteristics that directly impact our compensation philosophy and the way we attract, reward and retain key management talent:

- We are a hybrid company whose NEOs must combine an expertise of the fixed-income securities market with the knowledge and ability to create, implement and deliver technology-driven market solutions. Accordingly, we compete with the financial services industry and the software development industry for executive talent.
- We are a relatively small company with low overhead in support positions and maintain a relatively flat organization; therefore, our NEOs must have the ability and desire to manage tactical details and effectively communicate with and lead broad teams of employees across all levels of the organization.
- We are unique in the financial technology market as no other publicly traded company solely and directly competes with us. Therefore, our NEOs must be innovative as they help set the Company's direction and determine the role it plays in the financial markets.

We believe that continuity of the leadership team benefits the Company. As such, we promote long-term commitments from our NEOs. The Compensation Committee takes into consideration that other organizations, such as broker-dealers, maintain compensation structures that exceed what we can afford to pay or what might be reflected in a typical review of industry pay levels for executive-level positions. The Compensation Committee attempts to mitigate this upward pressure on executive pay by focusing on managing our aggregate compensation and benefits expense expressed as a percentage of our total annual revenues ("*C&B Ratio*"), thus improving the Company's overall profitability (please refer to the discussion about our C&B Ratio below in *How We Determine Pay Levels)*. Further, the Compensation Committee believes that market changes and regulatory reform (such as the ongoing regulatory changes resulting from Dodd-Frank) have created new and increased demand for the expertise and skills of our NEOs.

To support these objectives, we provide our NEOs with a mix of both short-term incentives (base salary and performance-based annual awards) and long-term (three- to five-year) equity incentives. The value realized by our NEOs from our equity incentive awards depends primarily upon our performance and growth in our stock price and the vesting schedules and performance goals attached reinforce our long-term, performance-based orientation.

Role of the Compensation Committee

General

The compensation programs for our NEOs are administered by the Compensation Committee with assistance from management and our independent compensation advisors. The Compensation Committee reviews all components of remuneration and decides which elements of compensation, if any, should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. This approach supports our "pay for performance" culture and our intention to offer compensation that is highly correlated with each NEO's individual responsibilities and performance, corporate financial performance and return for stockholders. The Compensation Committee:

- has developed and continually reviews and revises our NEO compensation policies and benefits strategy and provides guidance for the implementation of those policies and strategies;
- determines and recommends to the Board the amounts and elements of compensation for Mr. McVey; and
- works closely with Mr. McVey in recommending to the Board the amounts and elements of compensation for our other NEOs.

The Compensation Committee's function is more fully described in its Board-approved charter, which is available on our corporate website at *www.marketaxess.com* under the *Investor Relations — Corporate Governance* caption.

In performing its duties, the Compensation Committee:

- annually reviews competitive compensation data, recent compensation trends and any other relevant market data obtained by the compensation consultant;
- reviews all compensation, including equity holdings (both vested and unvested amounts) earned by each NEO;
- consults with the compensation consultant regarding market data and the full Board regarding performance data when considering decisions concerning Mr. McVey's compensation; and
- considers the recommendations of Mr. McVey relating to performance and the compensation consultant relating to market data and compensation trends when considering decisions concerning the compensation of our other NEOs.

All compensation decisions related to cash incentives or equity grants for our NEOs are determined by the Compensation Committee and ratified by the Board.

Use of Outside Advisors

In making its determinations with respect to compensation of our NEOs, the Compensation Committee currently retains the services of Grahall as its independent compensation consultant, which reports directly to the Compensation Committee. During 2012, Grahall provided the following services with respect to NEO compensation:

- *Pay Analysis* — Reviewed and benchmarked competitive market pay levels and conducted retention analyses with respect to 2012 compensation for our NEOs;
- *Proxy Disclosure* — Assisted in the preparation of the Company's CD&A included in the proxy statement for our 2012 Annual Meeting of Stockholders;
- *Share Ownership Guidelines* — Assisted management and the Compensation Committee in the oversight of our ongoing share ownership guidelines applicable to our NEOs and certain other senior employees and members of the Board; and
- *General Advice* — Provided other compensation-related recommendations and performed other services, including providing advice regarding regulatory and advisory compliance issues, the design and management of our annual incentive plan, and the Company's equity awards and usage of authorized shares (*i.e.*, "burn rate"), as well as an ongoing review and composition of our peer group (as discussed below in *Peer Group*).

Grahall also provided services during 2012 relating to the compensation of our directors as discussed above in *Director Compensation*.

The Compensation Committee has the authority to retain, terminate and set the terms of the relationship with any outside advisors who assist the Compensation Committee in carrying out its responsibilities.

How We Determine Pay Levels

We have a formal semi-annual planning, goal-setting and feedback process that is integrated into the compensation program, creating alignment among individual efforts, our corporate results and the financial awards that are realized by our NEOs. In addition, the NEOs and other senior managers meet regularly to update corporate goals and initiatives based on corporate performance, changes in market conditions and potential new market opportunities. Individual strategic goals and objectives will change as a result of new or changed corporate initiatives.

For fiscal 2012, Grahall worked with Mr. McVey and our other managers to gather pertinent Company information, including employee and officer listings, corporate financial performance and the budget for equity grant expense. Grahall independently researched the performance and pay practices of a targeted peer group of financial services and financial technology companies, as well as a broader group of financial services companies relatively similar in size to us based on market capitalization, annual revenues and assets. In addition to the peer group, for the first time in 2012, the Company also used data from a proprietary database maintained by Grahall that aggregates compensation data for NEOs employed at over 50 financial services companies, based on similarity in annual revenues, market capitalizations and assets levels. This additional market data was used to augment the peer group data for each of the CEO, CFO and CIO positions. We then benchmarked our NEOs' fixed and variable compensation against each of these data sources, as well as other available market information.

Given our unique position in our industry, we believe that reviewing benchmark data is a vital part of the process by which the Compensation Committee determines relevant pay ranges and TDC. We augment this research with applicable financial services and financial technology survey data to validate compensation levels and practices and develop a general understanding of how our compensation practices and programs compare to our industry and the general market. Grahall uses this information to assist in preparing recommended pay ranges and presents them to the Compensation Committee for its consideration and approval. Moreover, as part of our standard methodology to help ameliorate the volatility that can occur during any particular compensation year — particularly in the financial services and financial technology industries — Grahall aggregates data over multiple years, with an emphasis on the most recent periods. In addition, the Compensation Committee considers our corporate financial performance (year-over-year growth); each NEO's role, responsibilities, expertise, institutional knowledge and performance; development and achievement of corporate strategic goals; the level of competition that exists within the market for a given position; and the NEO's contribution to corporate financial performance. There is no numerical or fixed formula to weight these items from year to year.

In determining incentive pay levels for our NEOs, the Compensation Committee also assesses the impact of the proposals on our targeted C&B Ratio. The Compensation Committee believes focusing on the C&B Ratio is both appropriate and typical in the financial services industry, as it provides a highly relevant and normalized data point regarding the efficiency of our compensation programs. Since the NEOs' annual incentive payments are a component of aggregate compensation expense, the Compensation Committee reserves the right to reduce the NEOs' incentives to reduce the C&B Ratio if our C&B Ratio is high relative to our peers or exceeds our internal target. As an ongoing long-term goal is to improve operating margins and stockholder returns, the Compensation Committee has and will continue to pursue a reduction of the C&B Ratio, which declined almost a full percentage point from 2011 to 2012.

After consideration of the foregoing factors, the Compensation Committee determines each NEO's TDC level within the appropriate range. The Compensation Committee then determines an ideal "pay mix" — the relative amount of TDC for each NEO that should be delivered as base salary, annual cash incentives and long-term equity incentive awards.

Peer Group

We use peer group information in setting competitive market levels for the NEOs. The firms that best fit our definition of a competitive peer are private firms for which financial results and compensation data are generally unavailable. We therefore rely on comparisons to a broader base of public financial services and technology companies. While they may differ from us in terms of size (whether measured by market capitalization or annual revenues) and core business in that none provide the multi-dealer electronic trading platform for credit products that we provide, they are the closest matches available to us in terms of a comparable business model. Each provides technology solutions to the financial markets, and some provide electronic trading platforms similar to ours, albeit in other asset classes.

At the direction of the Compensation Committee, its compensation consultant performs an annual review of companies for potential inclusion in our peer group, with priority given to companies that compete or can compete with us for customers as well as executive or other employee talent, and whose operations involve a similar asset class or product offering. The consultant augments this approach by considering companies included in industry research reports prepared by investment advisors, "peers of peers" (companies listed as peers by our peers in their proxy statements) and those listed as peers by stockholder advisory services. After development of a list of companies, the consultant develops a subset of target peers and reviews public disclosure regarding the business model being pursued by each company. This allows us to assess alignment with our industry and our strategic approach.

Our peer group for 2012 comprised the following firms:

Peer	Status	Description	Client Base	Products	Revenue ('000's)	MarketCap ('000's)(1)
MarketAxess Holdings Inc.		***Electronic trading platform for the trading of corporate bonds and other fixed income products***	***Institutional***	***Fixed Income***	***$ 198.2***	***$ 1,417.1***
BGC Partners, Inc.	Used in 2012	Provides brokerage services to the wholesale financial markets across a broad array of products via voice, hybrid, and fully-electronic solutions.	Institutional	Various	$1,767.0	$ 922.1
CBOE Holdings, Inc.	Used in 2012	Operation of markets for the trading of listed options contracts as well as futures and options on futures products, integrating electronic trading with traditional trading.	Institutional	Listed options and futures	$ 512.3	$ 4,787.6
FX Alliance Inc.	Used partial year 2012	Global provider of electronic foreign exchange trading solutions.	Institutional	FX	—	—
Gain Capital Holdings	Used in 2012	Global provider of on-line trading services specializing in foreign exchange, precious metals, and contracts-for-difference ("CFD").	Institutional and Retail	FX, Metals, CFD	$ 151.9	$ 151.7
GFI Group Inc.	Used in 2012	Provides wholesale brokerage and clearing services, electronic execution and trading support products for global financial markets.	Institutional	Fixed Income and Equity	$ 924.6	$ 393.9
Interactive Brokers	Used in 2012	Automated global electronic broker and market maker specializing in routing orders, executing and processing trades in securities, futures, foreign exchange instruments, bonds, and mutual funds.	Institutional	Various	$1,192.5	$ 689.7
Intercontinental Exchange, Inc.	Used in 2012	Operator of global electronic futures exchanges, over-the-counter markets, derivatives clearing houses, and post-trade services.	Institutional	Various	$1,363.0	$11,331.2
Investment Technology Group, Inc.	Used in 2012	Independent research and execution broker providing institutional liquidity, execution services, analytical tools and proprietary research globally.	Institutional	Equities	$ 504.4	$ 391.0
Knight Capital Group, Inc.	Used in 2012	Provides access to capital markets and electronic agency-based trading across multiple asset classes to institutional clients and corporations.	Institutional and Corporate	Various	$ 736.1	$ 807.8
MSCI, Inc.	Used in 2012	Global provider of investment decision support tools and analytics across diverse markets, asset classes, geographies, and clients.	Various, including Institutional	Various	$ 950.1	$ 3,927.9
SWS Group, Inc.(2)	Used in 2012	Diversified financial services delivering investment banking, commercial banking, and related services to institutional, corporations and individuals. Also provides integrated trade execution, clearing and account processing services.	Various, including Institutional	Various	$ 353.7	$ 200.6

(1) Market Cap as reported on April 8, 2013

(2) SWS Year-End: June 29, 2012

The 2012 peer group is substantially the same as the 2011 peer group except that the following companies ceased to be members as they no longer file publicly available reports: LaBranche & Co., Inc., optionsXpress

Holdings, Inc. and Tradestation Group, Inc. In addition, in August 2012 FX Alliance Inc. was acquired and terminated its public filings at that time.

Performance Evaluations

Mr. McVey — CEO

In assessing Mr. McVey's performance, the Compensation Committee credited him with:

- Leading the Company to achieve record financial performance and outperformance of growth relative to our peer group;
- Successfully chairing the Board to develop a strategy that focused on organic growth in our core business, resulting in achievement of record levels of trading volume, market share, revenues and operating income;
- Driving the acquisition of Xtrakter (which closed on February 28, 2013);
- Creating opportunities for new trading protocols and revenue by developing a suite of open trading initiatives;
- Serving as an industry leader in response to the enactment of Dodd-Frank, providing thought leadership in regard to rule-making and implementation both within the financial markets as well as with the regulators in Washington, D.C.;
- Effectively marketing a secondary stock offering and establishing a special dividend thereby creating stockholder value; and
- Continuing to retain and grow a strong base of well-respected, large public stockholders who are long-term growth investors.

Mr. DeLise — CFO

In determining Mr. DeLise's 2012 cash incentive compensation, the Compensation Committee and Mr. McVey focused on our corporate financial performance and credited him with:

- Working closely with our business executives in making favorable immediate and long-term financial decisions, including the analysis regarding revenue synergies and long-term stockholder value creation deriving from the Xtrakter acquisition;
- Continued improvements in internal and external financial reporting, which resulted in more detailed and accurate forecasts and shorter timetables required for regulatory reporting;
- Achieving a nonrecurring favorable income tax adjustment related to certain acquired tax loss carryforwards through his work with the U.S. tax authorities;
- Effectively marketing a secondary stock offering and structuring a special dividend thereby creating stockholder value; and
- Further strengthening the Company's relationship with analysts and investors, and providing them with better tools for their analyses.

Mr. Themelis — CIO

As Mr. Themelis and his team are instrumental to our revenue in that they provide unique, stable, world-class technology to the credit markets, he was credited with:

- Detailed due diligence of Xtrakter's software applications, and deployment processes and infrastructure;
- Maintaining a highly stable and reliable trading application with doubled capacity and increased network through-put capabilities;
- Six major software releases providing significant enhanced functionality to the platform, including new technology for our new open trading protocols; and
- Increasing operating income from our data and technology services business over 2011 levels.

In addition, Mr. Themelis was credited with working together with the Head of North American Sales in running the day-to-day business for U.S. traded products, including instilling more discipline around metrics and results management, thereby contributing to the Company's overall growth and record results in 2012.

Pay for Performance Alignment — Realized Compensation

To assess our pay-for-performance alignment, the Compensation Committee and Grahall reviewed all compensation realized ("*Realized TDC*") by Mr. McVey relative to our TSR for the three-year period ended December 31, 2011 (the most recent period possible at the time of filing this proxy statement) against our peer group. As the Company has been a top performer in our peer group with regard to TSR for such three-year period, the Compensation Committee and Grahall believe our pay-for-performance program created incentives and delivered rewards that are effective and reasonable to both stockholders and our CEO.

The graph below compares the three year Realized TDC and the Company's TSR against our current peers for this period on a percentile basis. Alignment is defined as pay and performance being within 25 percentile points. The graph reflects three different zones as defined below. As the Company has been a top performer during this period against the peer group, the Compensation Committee and Grahall believe our pay for performance has exhibited strong and shareholder-favorable alignment over this period.

Relative Performance/Compensation 3 Year TSR (2009-2011)


Performance
100
75
50
25
1
2
3
MarketAxess
25
50
75
100
Compensation (Percentile vs Peer)
Zone 1 Performance Exceeds Compensation
Zone 2 Performance/Compensation (Aligned)
Zone 3 Compensation Exceeds Performance

Additionally, we compare Mr. McVey's TDC (base salary attributed to each fiscal year, cash and equity award value granted at the end of the same fiscal year, and annual value of any multi-year / retention grants still outstanding at the end of the fiscal year) to the Company's stock price appreciation and in the context of the Company's performance versus various indices for the five-year period ended December 31, 2012. Lastly, we also compare Mr. McVey's TDC against operating income for the same five-year period ended December 31, 2012:



CEO Pay vs. Total Shareholder Return
Index Value
350
300
250
200
150
100
50
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/2012
CEO TDC
NASDAQ Composite
MarketAxess Holdings Inc.
Dow Jones US financial Services index
CEO Pay vs. Operating Income
Index Value
550
500
450
400
350
300
250
200
150
100
50
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
CEO TDC
Operating Income

Mr.McVey's TDC has totaled $4.74 million in fiscal year 2007, $3.89 million in 2008, $4.695 million in 2009, $4.09 million in 2010, $6.087 million in 2011, and $6.0 million in 2012. The Summary Compensation Table in *Executive Compensation* reflects the full grant value of the retention award granted to Mr. McVey in 2011. As stated above, unlike the rules for the Summary Compensation Table, the Company applies the annual value of any multi-year awards outstanding at the end of the fiscal year to Mr. McVey's TDC for the same year.

Tally Sheets

In 2012, with the assistance of Grahall, the Compensation Committee continued its use of "tally sheets" in its review of compensation levels for the NEOs. Tally sheets are summary reports, prepared by management with Grahall's assistance, of historical compensation, financial results and equity holdings for each NEO. Because the Company does not have extensive retirement benefits or other elaborate compensation programs, including perquisites, under which significant value can be accumulated, the primary benefits of using tally sheets are to provide historical perspective regarding the elements of pay for each NEO. The Compensation Committee and Grahall also used tally sheets to conduct sensitivity analysis to assess the value of each NEO's forfeitable (due to vesting and/or clawback rights) and non-forfeitable equity at different stock prices. In this way, the Compensation Committee's decisions reflect a more informed perspective regarding prior equity grants and incentive opportunities and consider the retention value of all existing awards as a whole. For further discussion of our equity-based awards, see *Long-term Incentives — Equity-based Awards* below.

Details of the Company's compensation structure for our NEOs

Pay Elements — Overview

We utilize four main components of compensation for our NEOs:

- Base salary that reflects the NEO's role and responsibilities, experience, expertise and individual performance;
- Annual cash incentives that are designed to reward attainment of annual corporate financial goals and individual performance, and which fluctuate upward or downward, as appropriate, based on actual individual and corporate performance;
- Equity incentives that are designed to tie NEO compensation to long-term stockholder value creation; and
- Other benefits that are provided to all employees, including healthcare benefits, life insurance, retirement savings plans and disability plans.

Additionally, we compare Mr. McVey's TDC (base salary attributed to each fiscal year, cash and equity award value granted at the end of the same fiscal year, and annual value of any multi-year / retention grants still outstanding at the end of the fiscal year) to the Company's stock price appreciation and in the context of the Company's performance versus various indices for the five-year period ended December 31, 2012. Lastly, we also compare Mr. McVey's TDC against operating income for the same five-year period ended December 31, 2012:



CEO Pay vs. Total Shareholder Return
Index Value
350
300
250
200
150
100
50
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/2012
CEO TDC
NASDAQ Composite
MarketAxess Holdings Inc.
Dow Jones US financial Services index
CEO Pay vs. Operating Income
Index Value
550
500
450
400
350
300
250
200
150
100
50
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
CEO TDC
Operating Income

Mr.McVey's TDC has totaled $4.74 million in fiscal year 2007, $3.89 million in 2008, $4.695 million in 2009, $4.09 million in 2010, $6.087 million in 2011, and $6.0 million in 2012. The Summary Compensation Table in *Executive Compensation* reflects the full grant value of the retention award granted to Mr. McVey in 2011. As stated above, unlike the rules for the Summary Compensation Table, the Company applies the annual value of any multi-year awards outstanding at the end of the fiscal year to Mr. McVey's TDC for the same year.

Tally Sheets

In 2012, with the assistance of Grahall, the Compensation Committee continued its use of "tally sheets" in its review of compensation levels for the NEOs. Tally sheets are summary reports, prepared by management with Grahall's assistance, of historical compensation, financial results and equity holdings for each NEO. Because the Company does not have extensive retirement benefits or other elaborate compensation programs, including perquisites, under which significant value can be accumulated, the primary benefits of using tally sheets are to provide historical perspective regarding the elements of pay for each NEO. The Compensation Committee and Grahall also used tally sheets to conduct sensitivity analysis to assess the value of each NEO's forfeitable (due to vesting and/or clawback rights) and non-forfeitable equity at different stock prices. In this way, the Compensation Committee's decisions reflect a more informed perspective regarding prior equity grants and incentive opportunities and consider the retention value of all existing awards as a whole. For further discussion of our equity-based awards, see *Long-term Incentives — Equity-based Awards* below.

Details of the Company's compensation structure for our NEOs

Pay Elements — Overview

We utilize four main components of compensation for our NEOs:

- Base salary that reflects the NEO's role and responsibilities, experience, expertise and individual performance;
- Annual cash incentives that are designed to reward attainment of annual corporate financial goals and individual performance, and which fluctuate upward or downward, as appropriate, based on actual individual and corporate performance;
- Equity incentives that are designed to tie NEO compensation to long-term stockholder value creation; and
- Other benefits that are provided to all employees, including healthcare benefits, life insurance, retirement savings plans and disability plans.

This mix is typical of pay practice structures in both the financial services market, including the broker-dealer community, and the software development market within which we have historically competed for executive talent.

In addition to the foregoing elements, Mr. McVey is subject to an employment agreement that provides for certain payments and benefits in the event of certain terminations of his employment or a change in control of the Company and our other NEOs are eligible for severance in the event of certain terminations of their employment. See *Executive Compensation — Employment agreements and severance arrangements with our named executive officers* and *Executive Compensation — Potential termination or change in control payments and benefits* for additional details.

Pay Mix

While we understand that lower variability in compensation through higher relative base salaries may reduce risk-taking, we believe that appropriate levels of variable compensation tied to corporate results motivates our NEOs and promotes decision-making that is aligned with the goals of our stockholders. A lower base of fixed costs (including base salary) helps us manage expenses and operating income. We also believe that our program design (including the Flex Share program) provides balance among pay components that helps mitigate any incentive to focus on short-term results that could result in increased or inappropriate risk (see *Compensation Risk Assessment* below). An overview of the elements of pay provided to each NEO can be found below.


CEO - Compensation and Benefits Paid in Respect to 2012
Employer Paid Benefits
Performance Equity
Cash Incentive
Non-Perf Equity
CFO - Compensation and Benefits Paid in Respect to 2012
Employer Paid Benefits
Non-Perf Equity
Cash Incentive
Performance Equity
CIO - Compensation and Benefits Paid in Respect to 2012
Employer Paid Benefits
Non-Perf Equity
Cash Incentive
Performance Equity

All NEOs receive at least 30% of their compensation in equity, which is intended to align their interests with that of stockholders. Mr. McVey receives the highest percentage of equity compensation, given his position as CEO, the market data for total compensation and the Company's limitations on cash bonuses.

Pay Elements — Details

Base Salary

Consistent with our compensation policy to carefully manage fixed expenses, we do not provide automatic annual salary increases, and we target our NEOs' base salaries to levels significantly lower than the applicable median base pay levels suggested by the benchmark data. We believe this offers the Company improved cost control, as lower base salaries enable us to better manage fixed compensation costs, reduce benefits costs and increase our emphasis on variable pay, which in turn results in improved alignment between our compensation and our financial performance. Accordingly, the Compensation Committee believes that keeping base salaries below market median is an effective method to reinforce our pay-for-performance philosophy.

For 2012, we targeted the base salaries for our NEOs at approximately the 25th percentile of our market. For 2012, the Compensation Committee determined that to maintain such level, Mr. McVey's base salary should be increased from $400,000 to $500,000 per year, his first such increase since January 1, 2006. No adjustments were made for 2012 to the base salaries for our other NEOs.

Annual Variable Performance Awards Payable in Cash

We maintain two annual cash incentive performance award plans. Messrs. McVey and Themelis, whose compensation is subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "*Code*") and associated tax exclusions (see *Impact of Tax Accounting* below), participate in our 2009 Code Section 162(m) Executive Performance Incentive Plan (as amended and restated effective June 7, 2012) (the "*Performance Incentive Plan*") which is structured in a manner intended to meet the requirements for awarding "performance-based compensation" under Code Section 162(m). As CFO, Mr. DeLise's compensation is not subject to Code Section 162(m). Therefore, Mr. DeLise participates with the rest of our employees in the annual cash incentive pool adopted under our 2009 Employee Performance Incentive Plan (the "*Employee Plan*"), which is substantially similar to the Performance Incentive Plan other than with respect to meeting Code Section 162(m) requirements.

Employee Plan

For the 2012 performance year, the Compensation Committee set a maximum accrual rate for purposes of funding the annual employee cash incentive pool under the Employee Plan (in which Mr. DeLise participates) (the "*Employee Incentive Pool*"), based on our operating income on a pre-incentive basis, as well as a declining accrual rate that takes effect once the Company meets or exceeds 110% of its operating income goal (the "*Variable Accrual*"). The Variable Accrual was based on our target financial plan, staffing plans and the aggregate amount needed to pay employees consistent with the median of market data. In 2012, the Variable Accrual was set at 18.94% at plan and decreased by 0.5 percentage point for each 5% of over-achievement after 110% of target performance was achieved (with straight-line interpolation between thresholds) (see *Annual Incentive Accrual Rates* in the chart below). This was a change from 2011, when the declining accrual rate was 0.5 percentage points for each 10% of over-achievement beginning at 110% of plan. This change supports the Compensation Committee's long-term objective to improve operating margins by reducing the C&B Ratio as the Company grows its revenues and profits.

The Variable Accrual method strengthens the link to corporate financial performance and further ties NEO and employee compensation to financial results, while insuring that an increasing amount of profits from superior financial performance is realized by our stockholders. We believe that our approach to determining the annual incentive pool accrual rate creates a fair balance among (a) creating appropriate annual performance incentives to retain and reward high performers, (b) expense management, where any incremental cash incentive expense is a direct result of incremental financial out-performance, thereby helping us to meet our ongoing objective of reducing our C&B Ratio, and (c) risk management, where payout percentages decrease when there is over-achievement against target performance, thereby creating less additional incentive for short-term decisions for short-term profit. Given that the Compensation Committee has the ability to apply negative discretion under the Employee Plan and that base salaries are generally positioned significantly lower than the applicable median market base pay levels, in 2012, similar to prior years, accruals were calculated based solely on operating income (*i.e.*, profitability). Accordingly, there is no additional performance requirement or "hurdle rate" that must be achieved prior to the accrual commencing.

Below is the annual incentive accrual rate set for 2012:

2012 Annual Incentive Accrual Rate

Operating Income Thresholds	Maximum Accrual
0 — 110% of plan	18.94%
110 — 115%	18.44%
115 — 120%	17.94%
120 — 125%	17.44%
125 — 130%	16.94%
Every additional 5% increment	-0.5%
Total decline at 120% overachievement	**1.0%**
Total decline at 150% overachievement	**4.0%**

For 2012, the Company did not exceed the targeted, pre-incentive, pre-tax operating income goal. Therefore, the Compensation Committee applied negative discretion to reduce the bonuses payable in order to enable the Company to meet its goals for operating income and the C&B Ratio. The final accrual rate for the Employee Incentive Pool equated to 18.37%, which was slightly lower than the targeted rate and resulted in an aggregate Employee Incentive Pool of $19.5 million. Despite record earnings, due to a Variable Accrual rate that was approximately 6 percentage points lower, the Employee Incentive Pool was lower in 2012 than in 2011.

As will be discussed below, Mr. DeLise was awarded a payment of $650,000 under the Employee Plan for 2012.

Performance Incentive Plan

The incentive pool accrual for 2012 under the Performance Incentive Plan, in which Messrs. McVey and Themelis were the only participants (the *"2012 Incentive Program"*), was set at 15.75% of the corporate Variable Accrual, down from 25% in 2011, with a maximum accrual of $3.938 million (the *"NEO Incentive Pool"*). The reduction is a result of fewer participants in 2012 than in 2011. There was neither any minimum (guaranteed) accrual under the 2012 Incentive Program, nor any hurdle rate that needed to be satisfied before accrual commenced.

The maximum amount that could be earned from the NEO Incentive Pool by Mr. McVey was 61% of the maximum accrual (approximately $2.4 million) and by Mr. Themelis was 39% of the maximum accrual (approximately $1.54 million). The Compensation Committee believes these maximum levels are appropriate based upon the individual and aggregate data it has reviewed and internal pay level considerations. The actual percentage of the 2012 NEO Incentive Pool that may be earned by a NEO remains subject to the Compensation Committee's discretion to reduce the actual amount paid to each NEO. Any amount of the NEO Incentive Pool not paid to the NEOs may be used to increase the size of the Employee Incentive Pool.

The Compensation Committee believes limiting cash incentives as a result of the changes to the accrual methodology for the Employee Incentive Pool and the NEO Incentive Pool are consistent with the goal of motivating plan participants without encouraging excessive risk-taking. We believe that our NEOs will be appropriately rewarded by short-term incentives and motivated to adopt a long-term perspective that aligns with their equity holdings and with our stockholders' outlook. However, the Compensation Committee intends to continue to review the NEO incentive compensation program design for future years.

The table below shows a calculation of the NEO Incentive Pool:

Calendar Year 2012	Financial Results	Variable Accrual(1)	NEO Incentive Pool (15.75% of Variable Accrual)
	('000's)	('000's)	('000's)
Revenues	$198,204		
Expenses	$111,518		
Operating Income (before taxes)	$ 86,686		
Variable Accrual and NEO Pool		$19,500	$3,071

Limitations by Officer — 2012	Maximum Percentage	Maximum Allowable Based on Results	Actual Paid
		('000's)	('000's)
CEO	61%	$1,873	$1,800
CIO	39%	$1,198	$1,100
Total		$3,071	$2,900

(1) The Variable Accrual of $19.5 million reflects 18.37% of our operating income on a pre-incentive basis

As the above table shows, negative discretion was applied to Messrs. McVey's and Themelis' payments (a) to be consistent with the fluctuations of the Employee Incentive Pool, (b) as a reflection of the market data and (c) to award a higher value in long-term incentive awards, thereby better aligning NEO pay with stockholder value creation (see *Long-term Incentives — Equity-based Awards* below).

Set forth below is a comparison of the 2012 and 2011 performance awards paid to the NEOs:

Financial Comparison	2011 Actual	2012 Actual	Year-over-Year Percentage Change
	('000's)	('000's)	
Operating Income	$78,733	$86,686	10.1%
Adjusted EPS	$ 1.20	$ 1.41	17.5%

Incentive Payments	2011 Actual	2012 Actual	Year-over-Year Percentage Change
	('000's)	('000's)	
CEO	$ 2,050	$ 1,800	-12%
CFO	$ 700	$ 650	-7%
CIO	$ 1,300	$ 1,100	-15%
Aggregate	**$ 4,050**	**$ 3,550**	**-12%**
Bonus Accrual	**$19,946**	**$19,539**	**-2%**

For 2013, the Compensation Committee has adopted a program under the Performance Incentive Plan for Messrs. McVey and Themelis that is structurally similar to the 2012 Incentive Program. The allocation of the pool between Messrs. McVey and Themelis changed slightly, to 62% of the maximum pool funding allocated to Mr. McVey and 38% of the maximum pool funding allocated to Mr. Themelis. This allows for the same percentage change between 2012 actual cash bonus and 2013 targeted cash bonus (at plan) for both NEOs. Under the 2013 NEO Incentive Pool, the accrual at plan would equal $3.15 million, while the maximum accrual is $4.5 million. Messrs. McVey's and Themelis' respective maximum bonus opportunities are as follows:

2013 Performance Incentive Plan — At Target	**$3,150,000**
2013 Performance Incentive Plan — Cap	**$4,500,000**

Cash Bonus Payments	Allocation	2013 Payments at Target* ('000's)	2013 Maximum Payments* ('000's)
CEO	62%	$1,953	$2,790
CIO	38%	$1,197	$1,710

* Compensation Committee retains downward discretion

Long-term Incentives — Equity-based Awards

The Compensation Committee regularly evaluates the use of equity-based awards and intends to continue to use such awards as part of designing and administering the Company's compensation program. Equity awards are generally granted to our NEOs annually and at the time of hire. Our policy is to grant all our annual equity awards on January 15 (or the preceding business day if January 15 is not a business day). This insures that the timing of any option grants and the setting of the exercise price, which is the closing price per share of our Common Stock on the NASDAQ Stock Market on the date of grant ("*Stock Price*"), will not be subject to manipulation.

The expected value of the annual equity awards to each NEO and grants to new executive officers is approved by the Compensation Committee prior to grant and is part of the process in determining TDC for each NEO. The actual grant amount (*i.e.*, number of shares or options) is then approved by the Compensation Committee on or before the grant date. The average closing price of our Common Stock for the ten business days leading up to and including January 15 (or the preceding business day if January 15 is not a business day) is used to convert the compensation equity value to shares. This average pricing methodology smoothes out any significant swings in the Stock Price during the first business days of the new year.

In 2012, for performance in 2011, our NEOs were awarded equity-based awards in the form of restricted stock units ("RSUs") settled in shares of our Common Stock and performance shares. The awards serve as a retention and long-term reward tool, helping to balance short-term cash incentive payments. For Mr. McVey, the value of equity awards granted in 2012 was determined after considering a value of $625,000 that reflected a portion of the annualized retention grants made to him in January 2011 in consideration for his entering into a new employment agreement. Equity awards permit the Compensation Committee to increase retention of key executives because a NEO only profits if he continues his employment with the Company and satisfies the award's applicable vesting period. Ultimately, the executive maximizes the value realized from the award when the Company's share price increases and loses relative value when the Company's share price declines, providing alignment with the Company's stockholders.

Flex Share Program

Equity awards are made pursuant to our "Flex Share" program that permits our NEOs to have input into the composition of their equity compensation, subject to a general framework and limitations imposed by the Compensation Committee. The Compensation Committee believes that the Flex Share program allows the Company to deliver more individualized awards with greater perceived value to the NEOs without incurring additional expense or accounting cost to the Company. In 2012, for performance year 2011, minimums for annual grants were set at 35% for performance awards (up to 50%) and 50% of the remaining award value for RSUs. NEOs could also have chosen to receive the balance of their award in RSUs or stock options (at a ratio of one RSU to 2.3 stock options, such ratio set to equal the relative accounting cost of each award component). All NEOs elected to be awarded 35% of their award as performance shares, with the balance received as RSUs.

For 2012, the Compensation Committee required that at least 50% of each NEO's remaining equity award (after the performance share allocation) be designated in RSUs to increase the retention nature of the NEOs' current equity holdings. The Compensation Committee also believes that RSUs promote a more balanced risk/reward profile than stock options which, research suggests, may promote excessive risk-taking in search of potential short-term results at the expense of long-term price appreciation. Due to their retentive nature, RSUs were awarded to Mr. DeLise for his multi-year retention grant (see discussion below).

The settlement of RSUs may be deferred, which provides an added benefit of allowing the NEO to maintain additional upside leverage in our shares of Common Stock through delayed taxation. Generally, deferring RSUs has no impact on the vesting of the RSUs, except that the initial vesting date for an RSU deferred in the year of grant must occur at least 13 months after the grant date in accordance with Section 409A of the Code. For the 2012 RSU grant, Mr. McVey elected to defer the settlement of his full award.

Under the Flex Share program, our NEOs received the following number of shares on January 13, 2012:

	Total Value Granted	Percentage Allocated as Performance Shares	Units	Percentage Allocated as RSUs	Units
CEO	$2,300,000	35%	26,178	65%	48,616
CFO(1)	$ 150,000	35%	1,707	65%	3,171
CFO(2)	$ 100,000	0%	0	100%	32,520
CIO	$ 500,000	35%	5,691	65%	10,569

(1) annual grant

(2) retention grant (see discussion below)

Our performance share award agreements provide for the grant of a target number of performance shares (further detailed below) that are earned based on our achievement, during the applicable performance period, of a level of pre-tax operating income per share of our Common Stock before payment of (a) cash incentives for performance during the performance period and (b) expenses incurred in connection with the grant of all performance share awards for the performance period. For each performance share earned (possible outcomes ranging from 0% to 150% of target), a participant receives one share of restricted stock that vests in equal 50% installments on each of the second and third anniversaries of the original performance share grant date. Certain portions of the performance shares or the restricted stock may also vest upon certain terminations of a participant's employment, or after the occurrence of a qualifying change in control.

As discussed above, Code Section 162(m) does not allow the Company to take a tax deduction for compensation in excess of $1 million per year paid to the chief executive officer and certain other NEOs unless it is performance-based. Code Section 162(m) defines performance-based awards as based upon performance goals that have been approved by stockholders. Stockholder approval (or re-approval) of these performance goals is required at least every five years. The performance goals for performance-based awards under the 2004 Stock Incentive Plan had last been approved by stockholders in 2006 and expired at the Company's 2011 Annual Meeting. In January 2012, we determined that the performance awards granted to Messrs. McVey and Themelis should continue to qualify for the performance-based exception under Code Section 162(m). Accordingly, in lieu of performance share awards under the 2004 Stock Incentive Plan, on February 15, 2012, Messrs. McVey and Themelis were granted performance awards under the Performance Incentive Plan, under which the performance goals were still in effect. These performance awards were structured to provide Messrs. McVey and Themelis with the same equity value at the end of the performance period as they would have received had they been granted the performance share awards in January 2012 under the 2004 Stock Incentive Plan, including vesting of any restricted shares received 50% on January 15, 2014 and 50% on January 15, 2015. Solely for measurement purposes, the target cash award granted under the Performance Incentive Plan was deemed invested during fiscal year 2012 in a number of shares of the Company's Common Stock ("*Measurement Shares*") equal in value to the amount of the target cash award using the ten-day average closing price of the Common Stock on January 13, 2012. On December 31, 2012, the value of the cash award was adjusted to an amount equal to the value of the Measurement Shares on that day. This adjusted value was then measured against the level of achievement of the performance goal (which is the same goal as under the performance shares (detailed below)) to determine the value of the earned award. The value of the award was then converted into a number of restricted shares of Common Stock granted as "Other Stock-Based Awards" under the 2012 Stock Incentive Plan. All other terms of the performance awards are the same as the applicable form of performance share award. The accounting expense to the Company of the performance awards is slightly higher than if Messrs. McVey and Themelis would have been granted performance share awards on January 13, 2012 due to the increase in the Company's stock price between January 13, 2012 and the closing price on February 15, 2012, the grant date of the new awards.

An aggregate of 33,576 performance shares and performance awards were granted to the NEOs at target in January 2012. The target performance metric under these awards was the Company's achievement during 2012 of pre-tax operating income of $2.91 per share of the Company's Common Stock before payment of (a) cash incentives for performance during 2012 and (b) expenses incurred in connection with the grant of all performance share awards for performance in 2012, based on the Board-approved 2012 financial plan of the Company. The actual amount that could be earned was based on the level of our achievement of the performance goal during 2012, as follows:

Achievement (percentage of target pre-tax operating income)	Less than 80%	Minimum 80%	Target 100%	Maximum 130% or More
Payout (percentage of shares)	0%	50%	100%	150%

The 130% achievement rate for maximum payout exceeded the 120% achievement rate set for prior years. By raising the target, we require better financial performance than in previous years, which results in higher stockholder returns and strengthens the alignment of the NEO awards with stockholder returns. Payout results are interpolated on a straight-line basis between actual performance and target performance and maximum payouts are capped at 150% of target. If the minimum threshold performance level is not achieved, no portion of the performance share awards will be earned.

Performance for calendar year 2012 under the performance awards was 97% of the established target (actual EPS on a pre-bonus expense and pre-performance share expense basis was $2.82, versus targeted EPS of $2.91); therefore, the performance awards settled at 92.5% achievement (see below for details regarding payout levels). This resulted in the conversion of the performance awards to 31,058 shares of restricted stock awarded to the NEOs. These shares vest in two equal annual installments on January 15, 2014 and January 15, 2015.

	Performance Share Grant made Jan 13, 2012	Value on Date of Grant (1)	Settlement of Performance Shares on Feb 11, 2013	Value of Grant on Date of Settlement(2)
CEO	26,178	$802,094	24,215	$915,314
CFO	1,707	$ 52,302	1,579	$ 59,685
CIO	5,691	$174,372	5,264	$198,986

(1) Based on the closing price on January 13, 2012 (Grant Date) of $30.64

(2) Based on the closing price on February 11, 2013 (Settlement Date) of $37.80

Despite a reduction in shares awarded, NEOs realized a higher value on the settlement date than on the grant date as a result of the increase in the price of our Common Stock.

In addition to his annual grant, on January 13, 2012 the Compensation Committee awarded Mr. DeLise a five-year retention grant valued at $1 million consisting of 32,520 RSUs (half of which he chose to defer for five years from the applicable settlement date). The RSUs will vest in five equal installments commencing on February 13, 2013 and thereafter on January 15th of each year beginning in 2014 and ending in 2017. Twenty percent of the value of the award will be attributed to each year of service beginning after year-end 2011 and will reduce the amount of any annual equity award that he may be eligible to receive such years. The retention grant was awarded to Mr. DeLise in recognition of his consistently exceeding expectations in regard to performance and relatively low equity holdings when compared to chief financial officers in our peer group, and our own retention goals.

For more information regarding the specific equity awards that were granted to the NEOs in fiscal 2012, see below under *Grants of plan-based awards*. The Compensation Committee will continue to evaluate the mix of performance shares, RSUs, stock options and other stock-based awards to align rewards for personal performance with stockholder value creation.

2013 Grants for 2012 Performance

In 2013, for performance in 2012, the value of Mr. McVey's equity awards was determined after considering a value of $1.25 million that reflected a portion of the annualized retention grants made to him in January 2011 in consideration for his entering into a new employment agreement. For Mr. DeLise, the value of equity awards granted in 2013 was determined after considering a value of $200,000, which reflected a portion of the annualized five-year retention grant made to him in January 2012 (see discussion above).

In 2013, under the Flex Share program, minimums were set at 35% for performance awards (up to 50%) and 50% of the remaining award value for RSUs. NEOs could also have chosen to receive the balance of their award in RSUs or stock options (at a ratio of one RSU to 2.2 stock options). All NEOs elected to be awarded 35% of their award as performance shares, with the balance received as RSUs.

Under the Flex Share program, our NEOs received the following number of shares on January 15, 2013:

	Total Value Granted	Percentage Allocated as Performance Shares	Units	Percentage Allocated as RSUs	Units
CEO	$2,450,000	35%	24,167	65%	44,882
CFO	$ 250,000	35%	2,466	65%	4,580
CIO	$ 700,000	35%	6,905	65%	12,823

Total Direct Compensation (TDC)

Despite the record year and the increase in operating income, after reviewing benchmark data and in consideration of our C&B Ratio targets, the Compensation Committee did not increase NEO TDC levels commensurate with the Company's financial performance. A summary of the mix of 2012 TDC, financial results and market data follows:

Financial Comparison	2011 Actual	2012 Actual	Year-over-Year Percentage Change
Operating Income	$78,733,000	$86,686,000	10%
EPS	$ 1.20	$ 1.41	17.5%

	Base Salary		Bonus	Total Cash		Equity		TDC			
	Actual ('000's)	Market Positioning	Actual ('000's)	Actual ('000's)	Market Positioning	Equity Value Granted(1) ('000's)	Residual Multi-Year Value(2) ('000's)	2012 ('000's)	Market Positioning	2011 ('000's)	Change 2012 vs. 2011
CEO	$500	Below 25th	$1,800	$2,300	Between Median and 75th	$2,450	$1,250	$6,000	Between Median and 75th	$6,000	0%
CFO	$300	Below 25th	$650	$950	Between Median and 75th	$250	$200	$1,400	Between Median and 75th	$1,300	8%
CIO	$300	Below 25th	$1,100	$1,400	Above 75th	$700	$0	$2,100	At 75th	$2,075	1%

(1) Equity value granted on January 15, 2013 for 2012 performance

(2) See discussion in regards to CEO and CFO retention awards granted in January 2011 and January 2012, respectively

In the last two years, Mr.Themelis has been paid above the 75th percentile in recognition of his responsibility of running the day-to-day business for U.S. traded products together with the Head of North American Sales.

Stock Ownership Guidelines

The Company and the Compensation Committee believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, we maintain stock ownership guidelines for our NEOs that were last revised on October 23, 2012. Generally, under the guidelines Mr. McVey is required to own not less than a number of shares of Common Stock equal to six times his base salary using a value of the average price of the Common Stock for the ten days up to and including October 23, 2012. The other NEOs are required to own not less than three times their base salary as in effect on such date. Newly-appointed executives will be subject to the same guidelines and will be required to be in compliance within five years of commencement of service. Under our ownership guidelines, shares purchased and held beneficially, vested and unvested RSUs and restricted shares and settled performance shares count toward the minimum ownership requirement. Vested and unvested options and unsettled performance shares are not counted toward the ownership requirement. Compliance with the stock ownership guidelines is reviewed by our Nominating and Corporate Governance Committee (the "*Governance*

Committee") every three years or more often at the discretion of the Board of Directors or Governance Committee. All of our NEOs are currently in compliance with the guidelines.

Incentive Compensation Claw-Back

Beginning in 2010, we implemented a claw-back provision that allows the Company to recoup all or part of the year-end incentive paid to NEOs in the event of a misstatement of financial results discovered within 12 months of December 31st of the respective performance year. The claw-back is structured so that funds that were accrued under the Employee Incentive Pool or NEO Incentive Pool as a result of a misstatement of financial results may be recaptured by the Company. In addition, included in Mr. McVey's employment agreement is our right to recapture all compensation paid, whether in the form of cash, Common Stock or any other form of property, to the extent required by Dodd-Frank and the Remuneration Code published by the U.K. Financial Conduct Authority (formerly the Financial Services Authority).

Disclosure of Employee Hedging

NEOs and all other employees are prohibited from using the Company's stock for hedging purposes. The most readily available and complete hedge is shorting the stock, which is expressly prohibited under the Company's Insider Trading Policy. All employees (including NEOs) are subject to this policy.

Other Benefits

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation; premiums paid for life insurance and short-term and long-term disability policies; a matching contribution to the NEO's 401(k) plan account; and the payment of 80% of the NEO's healthcare premiums. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations.

Compensation Committee Discretion

The Compensation Committee retains the discretion to decrease or eliminate all forms of incentive awards based on its performance assessment, whether individual or Company-based. Likewise, the Compensation Committee retains the discretion to provide additional payouts and/or consider special awards for significant achievements, including but not limited to achieving superior operating results, strategic accomplishments and/or consummation of partnerships, acquisitions or divestitures.

Severance and Change in Control Arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We entered into an employment agreement with Mr. McVey that provides for severance payments and benefits in the event of the termination of his employment under certain circumstances. In addition, the terms of our annual equity grant award agreements with Mr. McVey provide for accelerated vesting of his equity awards in the event of termination of his employment under certain circumstances or upon a change in control of the Company. While retention grants also accelerate upon certain terminations of employment after a qualifying change in control event, accelerated vesting is limited to 24 months, as the Compensation Committee did not feel it necessary to provide full acceleration of the retention grants. The other NEOs are entitled to severance payments and benefits in the event of termination of their employment under certain circumstances pursuant to the terms of the MarketAxess Severance Pay Plan.

While Mr. McVey's employment agreement is designed to protect him in the event of a change in control, it does not provide for "single-trigger" protection, nor does the Company provide any 280G protection for excise taxes that may be imposed under Code Section 4999 other than providing that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

See below under *Executive Compensation — Potential termination or change in control payments and benefits* for information regarding these payments and benefits.

Impact of Tax and Accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's stock incentive plans, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, RSUs, performance shares and other share-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock, RSUs and performance shares, the cost is equal to the fair value of the stock on the date of grant times the number of shares or units granted. For stock options, the cost is equal to the fair value determined using an option pricing model. This expense is amortized over the requisite service or performance period.

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. Exceptions include qualified performance-based compensation, among other things. It is the Compensation Committee's policy to maximize the effectiveness of our executive compensation plans in this regard. Nonetheless, the Compensation Committee retains the discretion to grant awards (such as restricted stock with time-based vesting) that will not comply with the performance-based exception of 162(m) if it is deemed in the best interest of the Company to do so.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

John Steinhardt — Chair
Steven L. Begleiter
Ronald M. Hersch

COMPENSATION RISK ASSESSMENT

NEOs and Senior Management Team

Our independent compensation consultant, Grahall, annually reviews and presents compensation recommendations for our NEOs and certain other employees of the Company. Specifically, the Compensation Committee is presented with benchmark data and compensation recommendations made by Mr. McVey (excluding for himself) in conjunction with Grahall for our senior management team. In addition to providing market data for our NEOs, in 2012 Grahall provided market data for the following positions comprising the senior management team (each, a "*Senior Manager*" and collectively "*Senior Management*"):

- General Counsel
- Head of Human Resources
- Interim Head of MarketAxess Europe / Credit and Risk Officer
- Head of MarketAxess Europe Sales
- Head of North American Sales
- Head of Marketing and Communications

Grahall also provided the Compensation Committee with summary benchmark and compensation data for all other employees of the Company in the aggregate.

The compensation recommendations for Senior Management are reviewed by the Compensation Committee and factor into the Compensation Committee's decision-making process in the same manner as decisions concerning compensation for the NEOs (other than Mr. McVey). The Compensation Committee believes that the Company has the right pay mix in place to mitigate a short-term orientation and short-term risk-taking. While a significant portion of executive compensation is performance-based and provides significant award potential, we believe that our compensation program as a whole is sound and does not encourage excessive risk-taking. Specifically:

- Use of long-term incentives — A meaningful portion of the equity compensation received by our NEOs and Senior Managers vests over a three-year or longer period. Therefore, Senior Managers are encouraged to have a long-term outlook, which mitigates short-term risk. Given their equity holdings, poor performance that decreases our stock price negatively impacts the senior management team and our stockholders alike.
- Detrimental Activity Clause — Each equity award made by the Company is done so pursuant to a written agreement that contains a clause prohibiting certain activities that are detrimental to the Company. Pursuant to this clause, detrimental activity by an equity award recipient can result in the Company's enforcement of a claw-back of equity granted to that employee.
- Share ownership guidelines — The Company has adopted share ownership guidelines, which require our NEOs to hold a portion of their annual base salary in shares of stock of the Company. This ensures that each executive will maintain a significant amount of wealth in our stock, and when the stock price declines, executives will lose value as stockholders do. As a significant portion of each NEO's compensation is awarded in equity, we believe the stock ownership guidelines motivate the NEOs to align personal performance and decision-making with stockholder value creation and improvement of our financial results on a long-term basis. Other Senior Managers generally have the same portion of TDC allocated to equity as the NEOs.
- Performance shares — To realize value on their annual grant of performance shares, Senior Managers and NEOs must satisfy performance criteria, and then hold the performance shares until they are fully vested. For performance shares granted in and following 2009, 50% of the shares ultimately earned are not available until the second anniversary of the grant date and the other 50% of the shares ultimately earned are not available until the third anniversary of the grant date (in each case, absent a termination event after a qualifying change in control). This additional holding period requires NEOs and Senior Managers to remain employed with the Company and exposes the shares to additional market risk during the holding period, thus aligning their interests with those of our stockholders.

- Claw-backs for restatements — Beginning in 2010, the Compensation Committee implemented a claw-back policy regarding cash incentives for our NEOs. The claw-back provides that if our financial results were restated within 12 months of December 31st of the respective performance year — whether through mistake or wrongdoing — the Company has the legal right to recapture an appropriate portion of any bonuses paid. This claw-back policy was based upon, but exceeded the requirements of, the model presented in the Sarbanes Oxley Act of 2002. In addition, Mr. McVey's employment agreement includes the Company's right to recapture all compensation paid to him, whether in the form of cash, the Company's Common Stock or any other form of property, as required by Dodd-Frank and the Remuneration Code published by the Financial Conduct Authority (formerly the U.K. Financial Services Authority).
- Limited maximum opportunity — Additionally, our annual incentive pool for executives is capped and we have implemented a decreasing accrual rate for the incentive pool and our Employee Plan. This reduces the likelihood of the NEOs and Senior Managers taking unnecessary risk for short-term gains.

Other Employees

Our Risk Committee is comprised of department heads and other managers and assesses our business strategies and plans to insure that the appropriate policies and procedures are in place for identifying, evaluating, measuring, monitoring and managing significant risks. The Risk Committee periodically prepares updates and reports for the Audit Committee and the Board of Directors.

Conclusion

Based on our internal analysis and the controls that are in place, the Compensation Committee, the Risk Committee and the Audit Committee believe that the Company's compensation policies and practices for its employees do not encourage excessive risk-taking or fraud and are not reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during fiscal years 2010, 2011 and 2012 by our (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) Chief Information Officer. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compen-sation ($)(2)	Total ($)
Richard M. McVey	2012	500,000	—	2,351,000	—	1,800,000	7,000	4,658,000
Chief Executive Officer	2011	400,000	—	4,673,930	2,499,552	2,050,000	7,000	9,630,481
	2010	400,000	—	2,054,145	—	1,650,000	7,000	4,111,145
Antonio L. DeLise	2012	300,000	—	1,145,875	—	650,000	7,000	2,102,875
Chief Financial Officer	2011	241,667	—	314,394	—	700,000	7,000	1,263,061
	2010	200,000	—	199,917	—	500,000	7,000	906,917
Nicholas Themelis	2012	300,000	—	505,149	—	1,100,000	7,000	1,912,149
Chief Information Officer	2011	270,833	40,000	576,410	—	1,260,000	7,000	2,154,243
	2010	250,000	—	549,765	—	1,000,000	7,000	1,806,765

(1) The amounts represent the aggregate grant date fair value of stock and option awards granted by the Company in 2010, 2011 and 2012, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 21, 2013. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the named executive officers. For 2011, these amounts reflect the retention grants made to Mr. McVey for which a portion will be annualized over a four year period and will reduce the size of any annual awards that will be made to him during such period as discussed above under "Compensation Discussion and Analysis — Long Term Incentives — Equity-based Awards."

(2) These benefits represent employer matching contributions to the Company's 401(k) defined contribution plan.

Grants of plan-based awards

The following table summarizes the grants of performance shares, performance awards and restricted stock units we made to the named executive officers in 2012 as well as potential payouts pursuant to certain performance-based compensation arrangements. There can be no assurance that the grant date fair value of stock awards will ever be realized.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Richard M . McVey	1/13/2012	1/13/2012	1,916,312	—	—	—	—	—	—	—
	1/13/2012	1/13/2012	—	—	—	—	48,616	—	—	1,548,906
	2/15/2012	2/15/2012	—	13,089	26,178	39,267	—	—	—	802,094
Antonio L. DeLise	1/13/2012	1/13/2012	—	854	1,707	2,561	—	—	—	52,302
	1/13/2012	1/13/2012	—	—	—	—	35,691	—	—	1,093,572
Nicholas Themelis	1/13/2012	1/13/2012	1,225,183	—	—	—	—	—	—	—
	1/13/2012	1/13/2012	—	—	—	—	10,569	—	—	323,834
	2/15/2012	2/15/2012	—	2,846	5,691	8,537	—	—	—	181,315

(1) Represents the grant of an award pursuant to the Performance Incentive Plan for the 2012 performance period. As such awards do not have a threshold or maximum payout, the amounts disclosed in the table reflect the amounts that would have been payable to Messrs. McVey and Themelis if the award had been in effect during the 2011 performance period.

(2) Reflects the number of performance shares or performance awards that would vest based on the level of achievement by the Company of pre-tax operating income targets for the 2012 calendar year performance period. For each performance share or performance award earned, a participant would be awarded an equal number of shares of restricted stock that would vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the date of grant of the applicable performance share or performance award. For 2012, the pay-out achievement of the performance shares and performance awards was 92.5% of target.

(3) Restricted stock units vest in three equal annual installments beginning on the first anniversary date of the grant, except that 32,520 of the restricted stock units granted to Mr. DeLise vest in five equal annual installments which began on February 13, 2013 and thereafter will vest on January 15 of 2014 through 2017.

(4) The value of a performance share, performance award or restricted stock unit is based on the fair value of such award, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 10 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 21, 2013.

Outstanding equity awards at fiscal year end

The following table summarizes unexercised stock options and shares of restricted stock and restricted stock units that had not vested and related information for each of our named executive officers as of December 31, 2012. The market value of restricted stock awards and restricted stock units is based on the closing price of the Company's Common Stock on December 31, 2012 of $35.30.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard M. McVey	25,000	—	15.60	1/6/2015	341,265	12,046,655
	150,000	—	12.96	1/12/2017		
	287,000	—	10.93	1/15/2018		
	27,496	192,473	21.56	1/19/2021		
Antonio L. DeLise	75,000	—	9.95	8/1/2016	55,233	1,949,725
Nicholas Themelis	2,538	—	15.60	1/6/2015	50,671	1,788,686
	8,646	—	11.18	1/9/2016		
	28,880	—	12.96	1/12/2017		
	35,850	—	10.93	1/15/2018		

(1) 25% of the "unexercisable" options shown for Mr. McVey vested on January 15, 2013 and the remaining options will vest 25% on each of January 15, 2014 and 2015, and 12.5% on January 15, 2016, subject to his continued employment through the vesting date. The stock options will also vest and become exercisable in the event of certain terminations of his employment. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

(2) Each share of restricted stock and each restricted stock unit represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Shares of restricted stock and restricted stock units vest in three substantially equal annual installments commencing on the first anniversary of the date of grant, except that (i) of the 119,565 restricted stock units granted to Mr. McVey on January 19, 2011, 12.5% vested on February 19, 2012, 25% vested on January 15, 2013 and the remaining restricted stock units will vest 25% on each of January 15, 2014 and 2015, and 12.5% on January 15, 2016, (ii) of 32,520 of the restricted stock units granted to Mr. DeLise on January 13, 2012, 20% vested on February 13, 2013 and the remaining restricted stock units will vest in four equal annual installments beginning on the second anniversary of the grant date, (iii) of the 67,961 restricted stock units granted to Mr. McVey dated January 14, 2011, 34% vested February 15, 2012, 33% vested January 15, 2013 and 33% will vest January 15, 2014 and of the 48,616 restricted stock units granted on January 13, 2012, one third vested on February 15, 2013 and the remainder will vest equally on January 15, 2014 and 2015, and (iv) shares of restricted stock received as a result of achievement of targets related to the 2010, 2011 and 2012 performance shares awards will vest in two equal installments on each of the second and third anniversaries of the original grant date. Generally, vesting is subject to the NEOs continued employment through the vesting date, except that shares of restricted stock and restricted stock units will vest in the event of certain terminations of employment and in certain circumstances may vest upon a change in control. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our named executive officers on an aggregated basis during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard M. McVey	1,007,037	30,956,617	158,897	4,868,604
Antonio L. DeLise	—	—	19,657	602,290
Nicholas Themelis	137,462	2,396,202	54,262	1,662,588

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Nonqualified Deferred Compensation

The following table sets forth information with respect to vested RSUs held by Mr. McVey as of December 31, 2012, for which he has elected to defer the delivery of the underlying shares until the earlier of (i) his separation of service (within the meaning of Code Section 409A), subject to the six-month delay required under Code Section 409A, (ii) a change of control of the Company and (iii) the calendar year in which the fifth anniversary following vesting occurs. Mr. McVey was eligible to elect to defer the settlement of the RSUs awarded in whole or in part (see *Long-term incentives — Equity-based Awards* above).

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
Richard M. McVey	1,232,878	0	190,229	0	1,423,107

(1) Reflects the market value of the Common Stock underlying 23,107 and 14,946 RSUs that vested on February 15, 2012 and February 19, 2012, respectively, based on the closing price of our Common Stock on such dates of $31.86 and $32.32, respectively. In addition, it includes the value as of such dates of amounts accrued and unpaid under a dividend equivalent right in 2011, which amounts are equal to any ordinary cash dividends paid the holders of our Common Stock in 2011. Such amounts will be paid at the same time the applicable RSU is paid. The amount reported as "Executive Contributions" is not reflected in the Summary Compensation Table for fiscal 2012 as such RSUs were granted in fiscal 2011 and are reflected in the "Stock Awards" column of the Summary Compensation Table for such year. In accordance with SEC rules, the grant date value of the RSUs was determined under FASB ASC Topic 718, which amount included the value of the right to receive dividends.

(2) Aggregate Earnings with respect to vested and undelivered RSUs includes changes in the market value of the shares of Common Stock underlying the RSUs based on the closing price of our Common Stock on December 31, 2012 of $35.30. In addition, it includes the value of amounts accrued under a dividend equivalent right in 2012 that were unpaid as of December 31, 2012, which amounts are equal to any ordinary cash dividends paid the holders of our Common Stock in 2012. Such amounts will be paid at the same time the applicable RSU is paid.

(3) The vested and undelivered RSUs were previously reported in the "Stock Awards" column of the Summary Compensation Table for fiscal year 2011. In accordance with SEC rules, the grant date value of the RSUs was determined under FASB ASC Topic 718, which amount included the value of the right to receive dividends. The value of the Aggregate Balance at Last Fiscal Year End for the RSUs were determined by multiplying the number of RSUs by $35.30, the closing price per share of our Common Stock on December 31, 2012, plus the value of accrued but unpaid dividend equivalents.

Employment agreements and severance arrangements with our named executive officers

Richard M. McVey Employment Agreement

On January 19, 2011, effective February 1, 2011, Mr. McVey and the Company entered into an amended and restated employment agreement (the "*CEO Employment Agreement*") providing for an initial four-year term with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term.

The CEO Employment Agreement provides that Mr. McVey will be employed by us as Chief Executive Officer and Chairman of the Board of Directors, and his employment may be terminated by him or by the Company at any time. Mr. McVey's annual base salary under the CEO Employment Agreement is $500,000 per year.

Under the CEO Employment Agreement, Mr. McVey is eligible to receive an annual bonus in accordance with the Company's annual performance incentive plan as in effect from time to time and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with other senior management of the Company.

The CEO Employment Agreement provides for severance payments and benefits (subject to Mr. McVey's execution of a waiver and general release) if Mr. McVey's employment is terminated under various conditions. See below under *Executive Compensation — potential termination or change in control payments and benefits* for a description of such payments and benefits.

The CEO Employment Agreement provides that any award gains and annual incentive awards received by Mr. McVey will be subject to potential claw-back under policies adopted by Company to comply with applicable law, rules or other regulatory requirements.

For purposes of the CEO Employment Agreement, "Cause" generally means Mr. McVey's:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates, or any felony; or
- material breach of his employment agreement or any other material written agreement with us.

For purposes of the CEO Employment Agreement, "Good Reason" generally means:

- Mr. McVey's no longer holding the title of Chief Executive Officer, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position (other than as a result of his ceasing to be a director);
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

For purposes of the CEO Employment Agreement, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;
- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;
- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or
- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

Severance Pay Plan

Messrs. DeLise and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Company's Severance Pay Plan (the "*Severance Plan*") in the event their employment is terminated by us for any reason other than a termination for Cause. The Severance Plan provides for up to 24 weeks of continued base salary and continued healthcare coverage based on the number of years of an employee's consecutive service with us prior to termination.

"Cause" is generally defined in the Severance Plan as (i) an employee's act or omission resulting or intended to result in personal gain at our expense; (ii) an employee's misconduct; (iii) performance of duties by an employee in a manner we deem to be materially unsatisfactory; (iv) "cause" (or words of like import) as defined in an agreement between us and the employee; or (v) an employee's improper disclosure of proprietary or confidential information or trade secrets, or intellectual property that we are under a duty to protect.

As of December 31, 2012, the following executives were entitled to the severance payments if terminated by the Company without Cause:

Executive	Years of Service	Severance Entitlement*
DeLise	6	24 weeks
Themelis	8	24 weeks

* Represents continued base salary and healthcare coverage

Proprietary Information and Non-Competition Agreements

Each of the NEOs has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter for the CEO, and six months thereafter for the CFO and CIO, and (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our nonclerical employees or consultants, or soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter.

Potential termination or change in control payments and benefits

Mr. McVey is entitled to certain payments and benefits pursuant to his employment agreement and other agreements entered into between us and him upon a termination of his employment in certain circumstances or in the event of a Change in Control of the Company. Messrs. Themelis and DeLise do not have employment agreements with us but are entitled to severance payments and benefits under the Severance Plan and pursuant to certain equity grants.

The following tables estimate the payments we would be obligated to make to each of our NEOs as a result of his termination or resignation under the circumstances shown or because of a Change in Control, in each case assuming such event had occurred on December 31, 2012. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2012 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $35.30, the closing price on December 31, 2012. In addition, where applicable, the amounts listed for bonuses reflect the actual amounts paid to the NEOs for 2012, since the hypothetical termination or Change in Control date is the last day of the fiscal year for which the bonus is to be determined.

Payments and Benefits for Mr. McVey

	Base Salary (1)($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4)(5) ($)	Performance Award Acceleration(6) ($)	Stock Option Acceleration(7) ($)	Restricted Stock Unit Acceleration(8)(9) ($)	Payment Reduction(10) ($)	Total ($)
Termination Without Cause or for Good Reason Outside a Change in Control Protection Period ("CCPP")	1,000,000	3,666,667	23,081	1,855,403	427,395	755,594	1,055,152	—	8,783,292
Termination Without Cause, for Good Reason, Death or by the Company due to Disability, during a CCPP, but prior to a Change in Control	1,000,000	3,666,667	23,081	1,855,403	854,790	1,511,187	2,110,340	—	11,021,468
Termination Without Cause, for Good Reason, Death or by the Company due to Disability, upon or within 18 months following a Change in Control	1,000,000	3,666,667	23,081	3,710,842	854,790	1,511,188	2,110,340	—	12,876,908
Award is not continued, assumed or has no new rights substituted upon a Change in Control (no termination)	—	—	—	3,710,842	854,790	—	3,299,526	—	7,865,159
Termination for Cause or Without Good Reason	—	—	—	—	—	—	—	—	—
Death, or by the Company due to Disability, outside of CCPP	500,000	1,833,333	15,387	3,710,842	854,790	1,322,290	3,496,306	—	11,732,948

(1) The CEO Employment Agreement provides that Mr. McVey will receive continued payment of his base salary for 24 months following termination if (i) his employment is terminated outside of a Change in Control Protection Period (as defined below) for any reason other than his death, his voluntary resignation without Good Reason (including due to his providing a notice of non-extension of the term of the agreement at least 90 days prior to the end of the term (a "*Non-Extension Notice*")), due to our providing a Non-Extension Notice, or by us for as a result of his having a disability or for Cause (an "*Enhanced Non-Change in Control Termination*"), or (ii) he resigns for Good Reason or his employment is terminated for any reason other than his resignation without Good Reason (including due to his providing a Non-Extension Notice), or by us for Cause, in any case, within three months prior to a "change in control event" within the meaning of Section 409A of the Code, or within 18 months after a Change in Control as defined in the agreement (such period a "*Change in Control Protection Period*" or "*CCPP*" and any such termination a "*Change in Control Termination*").

The CEO Employment Agreement provides that Mr. McVey will receive continued payment of his base salary for 12 months following termination if his employment is terminated outside of a Change in Control Protection Period due to his death, due to our providing a Non-Extension Notice, or by us for as a result of his having a disability (a "*Standard Non-Change in Control Termination*").

(2) The CEO Employment Agreement provides that Mr. McVey will receive an amount equal to two times his average annual cash bonus for the three years prior to termination (payable in 24 equal monthly installments) in the event of an Enhanced Non-Change in Control Termination or a Change in Control Termination.

The CEO Employment Agreement provides that Mr. McVey will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal monthly installments) in the event of a Standard Non-Change in Control Termination.

(3) The CEO Employment Agreement provides that we will pay the cost of continuation health coverage for up to 18 months following an Enhanced Non-Change in Control Termination or a Change in Control Termination.

The CEO Employment Agreement provides that we will pay the cost of continuation health coverage for up to 12 months following a Standard Non-Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 15, 2010:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the next bullet, 17,968 restricted shares will fully vest if we terminate his employment without Cause or he resigns for Good Reason; and
- all unvested restricted shares will fully vest if we terminate his employment without Cause within 24 months following a Change in Control.

(5) Pursuant to the Performance Share Agreements between us and Mr. McVey dated January 15, 2010 and January 31, 2011:

- all unvested shares of restricted stock granted to Mr. McVey upon settlement of his performance shares (the "*McVey Settlement Shares*") will fully vest upon his death or disability;
- in the event of a termination of employment without Cause or for Good Reason, 50% of the unvested McVey Settlement Shares will fully vest; and
- in the event of a Change in Control within three months following Mr. McVey's resignation for Good Reason, a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the McVey Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the 2004 Stock Incentive Plan, all unvested McVey Settlement Shares will fully vest. The table above assumes that the McVey Settlement Shares would have become fully vested upon a Change in Control.

(6) Pursuant to the Performance Award Agreement between us and Mr. McVey dated February 15, 2012:

- in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2013) (the "*Settlement Date*"), then he would have been entitled to receive 100% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date;
- in the event of termination of employment without Cause or for Good Reason prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date; and
- the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, we have assumed that the Compensation Committee would have granted Mr. McVey the number of shares of restricted stock that would have become fully vested upon a Change in Control based on actual performance.

(7) Pursuant to the Stock Option Agreement between us and Mr. McVey dated January 19, 2011:

- in the event of termination of employment due to death or disability 50% of the unvested portion of the option will become fully vested and exercisable;
- in the event of termination of employment without Cause or for Good Reason (i) outside of a CCPP, any portion of the option that would have become vested in the 12 month period following such termination will become fully vested and exercisable and (ii) during a CCPP, any portion of the option that would have become vested in the 24 month period following such termination will become fully vested and exercisable; and
- in the event of termination of employment as a result of our providing a Non-Extension Notice under his employment agreement, the unvested portion of the option will continue to vest following such termination as if such termination had not occurred.

(8) If prior to a Change in Control, the Compensation Committee determines that the restricted stock units granted to Mr. McVey under the Restricted Stock Unit Agreements between us and him dated January 14, 2011 and January 13, 2012 will not be continued, assumed or have new rights substituted therefore, all unvested restricted stock units will fully vest upon the Change in Control. If such awards do not vest upon a Change in Control, then in the event of a termination of employment without Cause upon or within 24 months of a Change in Control 100% of the restricted stock units granted to Mr. McVey will vest. Fifty percent of the unvested shares of restricted stock units will vest upon his death or disability.

(9) Pursuant to the Restricted Stock Unit Agreement between us and Mr. McVey dated January 19, 2011:

- in the event of termination of employment due to death or disability 50% of the unvested RSUs will become immediately vested;
- in the event of termination of employment without Cause or for Good Reason, (i) outside of a CCPP, any portion of the RSUs that would have become vested in the 12 month period following such termination will become immediately vested and (ii) during a CCPP, any portion of the RSUs that would have become vested in the 24 month period following such termination will become immediately vested; and
- in the event of termination of employment as a result of our providing a Non-Extension Notice under his employment agreement, the unvested portion of the RSUs will continue to vest following such termination as if such termination had not occurred.

(10) Mr. McVey's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. DeLise

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3)(4) ($)	Performance Share Acceleration(5) ($)	Restricted Stock Unit Acceleration(6) ($)	Total ($)
Termination Without Cause	138,462	10,789	—	—	—	149,250
Termination Without Cause within 24 months following a Change in Control	138,462	10,789	449,934	55,739	—	654,923
Award is not continued, assumed or has no new rights substituted upon a Change in Control	—	—	334,715	55,739	1,499,791	1,890,244
Death/Disability	—	—	224,967	27,869	749,896	1,002,732

(1) In accordance with the Severance Plan, Mr. DeLise is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. DeLise is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. DeLise made as of January 15, 2010:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the 2004 Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Performance Share Agreements between us and Mr. DeLise dated January 15, 2010 and January 28, 2011:

- 50% of the unvested shares of restricted stock granted to Mr. DeLise upon settlement of his performance shares (the "*DeLise Settlement Shares*") will fully vest upon his death or disability;
- in the event of a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the DeLise Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the 2004 Stock Incentive Plan, all unvested DeLise Settlement Shares will fully vest. The table above assumes that the DeLise Settlement Shares would have become fully vested upon a Change in Control.

(5) Pursuant to the Performance Share Agreement between us and Mr. DeLise dated January 13, 2011, in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2013) (the "*Settlement Date*"), then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, we have assumed that the Compensation Committee would have granted Mr. DeLise the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control based on actual performance.

(6) If prior to a Change in Control, the Compensation Committee determines that the restricted stock units granted to Mr. DeLise under the Restricted Stock Unit Agreements between us and him dated January 14, 2011 and January 13, 2012 will not be continued, assumed or have new rights substituted therefore, all unvested restricted stock units will fully vest upon the Change in Control. If such awards do not vest upon a Change in Control, then in the event of a termination of employment without Cause upon or within 24 months of a Change in Control 100% of the restricted stock units granted to Mr. DeLise will vest. Fifty percent of the unvested shares of restricted stock units will vest upon his death or disability.

Payments and Benefits for Mr. Themelis

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3)(4) ($)	Performance Share Acceleration(5) ($)	Restricted Stock Unit Acceleration(6) ($)	Total ($)
Termination Without Cause	138,462	10,789	—	—	—	149,250
Termination Without Cause within 24 months following a Change in Control	138,462	10,789	975,798	185,819	—	1,310,867
Award is not continued, assumed or has no new rights substituted upon a Change in Control	—	—	613,655	185,819	812,888	1,612,363
Death/Disability	—	—	487,899	92,910	406,444	987,253

(1) In accordance with the Severance Plan, Mr. Themelis is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Themelis is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. Themelis made as of January 15, 2010:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the 2004 Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Performance Share Agreements between us and Mr. Themelis dated January 15, 2010 and January 28, 2011:

- 50% of the unvested shares of restricted stock granted to Mr. Themelis upon settlement of his performance shares (the "*Themelis Settlement Shares*") will fully vest upon his death or disability; and
- in the event of a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the Themelis Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the 2004 Stock Incentive Plan, all unvested Themelis Settlement Shares will fully vest. The table above assumes that the Themelis Settlement Shares would have become fully vested upon a Change in Control.

(5) Pursuant to the Performance Award Agreement between us and Mr. Themelis dated February 15, 2012, in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2013) (the "*Settlement Date*"), then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, we have assumed that the Compensation Committee would have granted Mr. Themelis the maximum number of shares of restricted stock that would have become fully vested upon a Change in Control based on actual performance.

(6) If prior to a Change in Control, the Compensation Committee determines that the restricted stock units granted to Mr. Themelis under the Restricted Stock Unit Agreements between us and him dated January 14, 2011 and January 13, 2012 will not be continued, assumed or have new rights substituted therefore, all unvested restricted stock units will fully vest upon the Change in Control. If such awards do not vest upon a Change in Control, then in the event of a termination of employment without Cause upon or within 24 months of a Change in Control 100% of the restricted stock units granted to Mr. Themelis will vest. Fifty percent of the unvested shares of restricted stock units will vest upon his death or disability.

Compensation plans

For information with respect to the securities authorized for issuance under equity compensation plans, see *Equity Compensation Plan Information* in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference and has been delivered to you with this Proxy Statement.

Compensation Committee interlocks and insider participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and approval of related party transactions

Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our Common Stock. We review relationships and transactions in which the Company and our related parties or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or to a related party are disclosed in this Proxy Statement. In addition, the Audit Committee reviews and approves any related party transaction that is required to be disclosed. Set forth below is information concerning transactions with our related parties that is required to be disclosed under SEC rules.

Principal stockholder broker-dealer client

Prior to the divestiture of all of its stock ownership in the Company in February 2012, JPMorgan, one of our broker-dealer clients, owned more than five percent of the outstanding shares of our Common Stock. For January and February 2012, $1.6 million, or 4.8% of our total revenues for such period, were generated by JPMorgan.

We have an agreement with JPMorgan as a broker-dealer client. This agreement governs JPMorgan's access to, and activity on, our electronic trading platform. Under the agreement, JPMorgan is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. We may only provide the pricing and other content provided by JPMorgan to those of our institutional investor clients approved by JPMorgan to receive such content. Additionally, institutional investors must be approved by JPMorgan before being able to engage in transactions with JPMorgan on our platform. This agreement also provides for the fees and expenses to be paid by JPMorgan for its use of our electronic trading platform.

Registration rights agreement

JPMorgan was a party to our sixth amended and restated registration rights agreement. Stockholders who are a party to this agreement are provided certain rights to demand registration of shares of Common Stock and to participate in a registration of our Common Stock that we may decide to do, from time to time.

Indemnification agreements

We have entered into an indemnification agreement with each of our outside directors. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports that MarketAxess has received from such persons for transactions in our Common Stock and their Common Stock holdings for the 2012 fiscal year and (ii) the written representations of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than 10% of its Common Stock, except that Messrs. DeLise, McVey and Themelis each filed a late report covering the surrender of shares to the Company on January 15, 2012 to satisfy tax withholding obligations upon the vesting of shares of restricted stock, and Mr. Themelis filed a late report covering the settlement of performance shares on February 3, 2012.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2014 Annual Meeting

In order to be considered for inclusion in the Company's proxy statement and proxy card relating to the 2014 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company at its principal executive offices in New York, New York, on or before December 26, 2013. In addition, under the Company's bylaws, any proposal for consideration at the 2014 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 26, 2013 and the close of business on December 26, 2013 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	*(IRS Employer Identification No.)*
299 Park Avenue, New York, New York	**10171**
(Address of principal executive offices)	*(Zip Code)*

(212) 813-6000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	**Name of each exchange on which registered:**
Common Stock, par value $0.003 per share	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock held by non-affiliates of the registrant as of June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $934.9 million computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 37,269,685 shares of common stock, 2,174,470 of which were held by affiliates outstanding on that date.

At February 20, 2013, the aggregate number of shares of the registrant's common stock outstanding was 37,379,876.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2013 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.

2012 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Our company policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A "Risk Factors."

Item 1. *Business.*

MarketAxess Holdings Inc. (the "Company" or "MarketAxess") operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our approximately 1,000 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2012) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 87 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, asset-backed and preferred securities and credit default swaps ("CDS").

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication costs, professional and consulting fees, occupancy, marketing and advertising and general and administrative expenses.

Traditionally, bond trading has been a manual process, with product and price discovery conducted over the telephone between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. Many corporate bond trading participants use e-mail and other electronic means of communication for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, we believe that the process is still hindered by limited liquidity, limited price transparency, significant transaction costs, compliance and regulatory challenges, and difficulty in executing numerous trades at one time.

Through our disclosed multi-dealer Request For Quote ("RFQ") trading functionality, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients' inventory available on our platform, access to real-time pricing information and analytical tools (including spread-to-Treasury data, search capabilities and independent third-party credit research) available on our Corporate BondTicker™ service and the ability to request executable bids and offers simultaneously from up to 58 of our broker-dealer clients during the trade process. On average, institutional investor clients receive several bids or offers from broker-dealer clients in response to trade inquiries. However, some trade inquiries may not receive any bids or offers.

Our services relating to trade execution include single and multiple-dealer inquiries; list trading, which is the ability to request bids and offers on multiple bonds at the same time; and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients.

Typically, we are not a party to the trades that occur on our platform between institutional investor clients and broker-dealer clients; rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price and then transact with each other. However, we also execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization.

Our broker-dealer clients accounted for approximately 95% of the underwriting of newly-issued U.S. corporate bonds and approximately 72% of the underwriting of newly issued European corporate bonds in 2012. We believe these broker-dealers also represent the principal source of secondary market liquidity in the other markets in which we operate. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security. In addition to trading fixed-income securities by traditional means, including the telephone and e-mail, our broker-dealer clients use proprietary single-dealer systems and other trading platforms as well as our electronic trading platform. We believe that the traditional means of trading remain the manner in which the majority of bonds are traded between institutional investors and broker-dealers.

Our volume in U.S. high-grade corporate bonds represented approximately 12.4% of the total U.S. high-grade corporate bond volume, excluding convertible bonds, for 2012, as reported by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"), which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers.

On October 26, 2012, we entered into an agreement to acquire all of the outstanding shares of Xtrakter Limited ("Xtrakter") from Euroclear S.A./N.V. Xtrakter is a U.K.-based provider of regulatory transaction reporting, financial market data and trade matching services to the European securities markets. The acquisition of Xtrakter will provide us with an expanded set of technology solutions ahead of incoming regulatory mandates in Europe.

The aggregate purchase price is £26.0 million (approximately $40.5 million) in cash, plus transaction costs, and is subject to a post-closing adjustment based on the net working capital of Xtrakter on the closing date. The purchase price will be funded from available cash on hand. We received Financial Service Authority ("FSA") approval of the change in control on February 18, 2013 and expect to complete the acquisition of Xtrakter on or about February 28, 2013.

Industry Background

Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. As of September 30, 2012, the most recent date available, there were approximately $37.7 trillion principal amount of fixed-income securities outstanding in the U.S. market, including $8.6 trillion principal amount of U.S. corporate bonds, according to the Securities Industry and Financial Markets Association ("SIFMA"). The estimated average daily trading volume of U.S. corporate bonds (investment grade and high-yield), as measured by TRACE, was $16.3 billion in 2012.

The U.S. and European credit markets experienced a period of significant turmoil beginning during the third quarter of 2007, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. The U.S. credit markets demonstrated significant improvement since 2008. In addition, primary dealer holdings of corporate bonds due in more than one year as reported by the Federal Reserve Bank of New York declined from approximately $218 billion as of December 31, 2007 to $57 billion as of December 31, 2012. The trading volume of U.S. high-grade corporate bonds as reported by TRACE has remained approximately $2.9 trillion for each of the four calendar years in the period ended December 31, 2012, after declining to $2.0 trillion for the year ended December 31, 2008. After demonstrating improved conditions during 2009, the European credit markets have deteriorated due in part to continuing sovereign debt credit concerns.

U.S. High-Grade Corporate Bond Market

The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called "high-grade"), which typically refers to debt rated BBB- or better by Standard & Poor's or Baa3 or better by Moody's Investor Service; debt rated below investment-grade (so-called "high-yield"), which typically refers to debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service; and debt convertible into equity (so-called "convertible debt"). We use the terms high-grade debt and investment-grade debt interchangeably in this Annual Report on Form 10-K.

The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has undergone significant change over the last decade, which has been driven by a number of factors, including:

- *Improved price transparency* — In 2002, FINRA adopted TRACE reporting, which requires FINRA members to report secondary market transactions in certain fixed-income securities to FINRA. The list of TRACE-eligible bonds includes 30,000 unique securities, representing the majority of the daily trading volume of high-grade bonds.
- *Introduction of electronic trading platforms* — Electronic trading platforms act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing bids or offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.
- *Introduction of credit derivatives* — Credit derivatives can provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The notional amount of outstanding CDS transactions grew rapidly between 2002 and 2007. However, activity in the CDS market has since fallen substantially due to concern over the risks associated with these products, in particular the counterparty credit risks, and uncertainty regarding the effect of changes to the market resulting from implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted during 2010.
- *Total amount of debt issued* — High-grade corporate bond issuance of $664 billion during 2008 was 33% below the 2007 level, as risk aversion among corporate bond investors limited the ability of issuers across a wide range of industries, in particular those in the financial services industry, to issue new corporate bonds. New issues of high-grade corporate bonds were relatively stable over the three years ended December 31, 2011. U.S. high-grade issuance exceeded $1.0 trillion in 2012.


U.S. High-Grade Corporate Bond Issuance–Yearly
(in billions)
Total
$1,200
$1,000
$800
$600
$400
$200
$0
$664
$754
$799
$788
$1,026
2008
2009
2010
2011
2012
Source: SIFMA

European High-Grade Corporate Bond Market

The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by corporations domiciled in an emerging markets country and excluding most government bonds that trade in Europe. Examples include:

- bonds issued by European corporations, denominated in any currency;
- bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by corporations domiciled in an emerging market;
- bonds issued by supra-national organizations (entities that include a number of central banks or government financial authorities, such as the World Bank), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and
- floating-rate notes issued by European corporations.

We believe that the European high-grade corporate bond market is impacted by many of the same factors as the U.S. high-grade corporate bond market. In addition, we believe the following factors are unique to the European high-grade corporate bond market:

- *Sovereign credit issues* —The global financial crisis has led to a significant rise in sovereign debt relative to GDP. Increased government deficits and debt levels along with ratings downgrades continue to spark fears of default among Euro zone nations, leading to increased yields on government bonds, making a more difficult trading environment for European corporate bonds.
- *Common liquidity pool* — The larger capital pool created by the common currency and changes in the regulatory environment have facilitated bond issuance by European corporations.

Emerging Markets Bond Market

We define the emerging markets bond market generally to include U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Argentina, Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

The institutional investor base for emerging markets bonds includes many crossover investors from the high-yield and high-grade investment areas. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential. The average daily trading volume of emerging markets external and local markets debt as reported by the Emerging Markets Trade Association for the quarter ended September 30, 2012 was $6.8 billion and $14.0 billion, respectively.

Crossover and High-Yield Bond Market

We define the high-yield bond market generally to include all debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service. We define the crossover market to include any debt issue rated below investment grade by one agency but investment grade by the other. The total amount of high-yield corporate bonds yearly issuance as reported by SIFMA declined by 68% to $43.0 billion during 2008 from $136.0 billion in 2007, primarily due to the risk aversion among corporate bond investors that severely limited the ability of high-yield issuers to raise new debt. The high-yield corporate bond markets demonstrated significant improvement beginning in 2009, with new issuance for the year ended December 31, 2012 increasing to $328.7 billion as reported by SIFMA.

FINRA publicly disseminates real-time price information on over 5,000 high-yield corporate bond issues and disseminates price information about certain other transactions on a delayed basis. Trades in bonds rated BB and lower are subject to immediate dissemination if the trade size is less than $1 million, or greater than $1 million and the bond trades an average of once or more a day.

The average daily trading volume of high-yield bonds as measured by TRACE for the year ended December 31, 2012 was approximately $4.3 billion.

Agency Bond Market

We define the agency bond market to include debt issued by a U.S. government-sponsored enterprise. Some prominent issuers of agency bonds are the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). The total amount of U.S. agency bonds outstanding was approximately $2.4 trillion as of December 31, 2012 as reported by SIFMA. The average daily trading volume of agency bonds (excluding mortgage-backed securities) as measured by TRACE for the year ended December 31, 2012 was approximately $10.8 billion.

Credit Default Swap Market

Credit default swaps are contracts on an underlying asset that transfer risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. The trading volumes and notional amount outstanding in CDS transactions grew rapidly between 2002 and 2007. Following counterparty credit concerns beginning in 2007, trading activity in the CDS market declined substantially and the industry focused on netting down counterparty positions. The notional amount of CDS outstanding declined to $26.9 trillion as of June 30, 2012 from $62.2 trillion as of December 31, 2007. To address the counterparty credit concerns, structural changes began to occur in the CDS market that included the creation of CDS clearing houses in 2009 that serve as central counterparties for certain CDS transactions. In 2010, in response to the financial crisis, the U.S. Congress passed the Dodd-Frank Act, which is intended to bring comprehensive reform to the regulation of swaps, including CDS. Among the most significant provisions of the derivatives section of the Dodd-Frank Act are: mandatory clearing, through regulated central clearing organizations, of all swaps that the U.S. Commodity Futures Trading Commission ("CFTC") or the U.S. Securities and Exchange Commission ("SEC") has determined should be cleared ("clearable swaps"); and mandatory trading of clearable swaps on a board of trade designated as a contract market or a securities exchange or through a "swap execution facility," or SEF (in each case, subject to certain key exceptions). While we expect that the CFTC and SEC will adopt rules that detail the new regulatory regime regarding the swaps market place in 2013, no assurance can be given regarding when, or whether, such rules will be finalized and implemented. Subject to such rulemaking, we intend to establish, register and operate a swap execution facility and/or a security-based swap execution facility. We believe that the introduction of the clearing mandates is likely to result in more standardized contracts and greater price transparency in the CDS markets.

Although the European regulators have not yet introduced legislation concerning regulation of the European derivatives markets, the European Parliament and the EU Council of Ministers endorsed an agreement that will, among other things, require central clearing of standardized OTC derivatives and the reporting of all derivatives (OTC or otherwise) to trade repositories. However, it is not yet clear whether there will be any requirement in the EU to trade standardized derivative contracts on regulated exchanges or trading platforms.

Asset-Backed Securities

Asset-backed securities are ownership interests in a pool of receivables sold by originators into a special purpose vehicle. These securities are typically secured by pools of homogeneous assets with relatively predictable cash flows. The assets are legally separated from the seller, which limits the investor's exposure to the credit quality of the seller. In 2012, approximately $180.0 billion in U.S. consumer-based asset-backed securities (defined as including auto, credit cards, equipment and student loans) and non-agency residential and commercial mortgage-backed securities were issued. New issuance declined from over $1.0 trillion in 2007 as the asset-backed securities market was significantly impacted by the credit and housing market crisis. The total amount of consumer-based asset-backed and non-agency residential and commercial mortgage-backed securities outstanding at December 31, 2012 was $2.5 trillion, as reported by SIFMA.

Preferred Securities

Preferred securities are equity ownership securities that carry additional rights above and beyond those conferred by common shares. The additional rights typically include preference in dividends and seniority in assets vis-à-vis common stock in the event of liquidation. Other typical features include convertibility into common stock, callable at the option of the corporation and no voting rights.

Our Competitive Strengths

Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

- *Pre-trade* — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;
- *Trade* — single and multiple security trade execution; and
- *Post-trade* — trade detail matching, account allocation and automated audit trail.

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 87 broker-dealer market-making clients, including substantially all of the leading broker-dealers in global fixed-income trading, and approximately 1,000 active institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate bonds, European high-grade corporate bonds, emerging markets bonds and the other markets in which we operate. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients. We believe that our net addition of 38 new broker-dealer market-making clients since the third quarter of 2008 has improved and will continue to improve the liquidity on our electronic trading platform for institutional investors, further motivating them to use our platform. The number of our active institutional investor clients for the past five years has been as follows:



Active Institutional Investor Clients
1200
1000
800
600
400
200
0
183
466
206
524
238
609
251
629
279
718
2008
2009
2010
2011
2012
EU products
US products

Our total trading volume increased from $226.4 billion in 2008 to $589.6 billion in 2012. We believe that our trading volumes in 2008 and 2009 reflect the turmoil and resultant lack of liquidity in the credit markets beginning in the third quarter of 2007. Our total trading volume over the past five years is indicated below:



Total Trading Volume
(In billions)
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
$226.4
$299.3
$402.3
$525.0
$589.6
2008
2009
2010
2011
2012

Our volume in U.S. high-grade corporate bonds was approximately 6.6% of total U.S. high-grade corporate bond volume, excluding convertible bonds, in 2008 as reported by TRACE, which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers. Following the credit market turmoil, our estimated market share declined to approximately 6.2% for the full year 2009. Our estimated share of total U.S. high-grade corporate bond volume for 2012 was approximately 12.4%, double the estimated market share in 2009, due in part to improved U.S. credit market conditions, increased client order flow and higher order execution rates. Our estimated market share from 2008 to 2012 is shown in the chart below:



MarketAxess Estimated Percent of FINRA
U.S. High-Grade TRACE Volume
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.6%
6.2%
8.4%
11.1%
12.4%
2008
2009
2010
2011
2012

Execution Benefits to Clients

Benefits to Institutional Investor Clients

We believe we provide numerous benefits to our institutional investor clients over traditional fixed-income trading methods, including:

Competitive Prices. By enabling institutional investors to simultaneously request bids or offers from our broker-dealer clients, we believe our electronic trading platform creates an environment that motivates our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries, the range of competitive spread-to-Treasury responses is, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield). As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $800.00.

Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform consists of a daily average of more than $45 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds, although there can be no assurance as to the number of broker-dealers who will choose to provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within the time period specified by the institutional investor. Institutional investors may also elect to display live requests for bids or offers anonymously to all other users of our electronic trading platform, in order to create broader visibility of their inquiry among market participants and increase the likelihood that the request results in a trade. We believe that broader participation in client inquiries will result in more trade matches and lower transaction costs.

Improved Cost Efficiency. We believe that we provide improved efficiency by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker™ eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

We also provide substantial benefits to our broker-dealer clients over traditional fixed-income trading methods, including:

Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with our institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution by participating in transactions to which they otherwise may not have had access. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

More Efficient Inventory Management. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure.

Benefits to Both Institutional Investor and Broker-Dealer Clients

We offer additional benefits over traditional fixed-income trading methods that are shared by both institutional investor and broker-dealer clients, including:

Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from manual entry of information into different systems.

Efficient Risk Monitoring and Compliance. Institutional investors and their regulators are increasingly focused on ensuring that best execution is achieved for fixed-income trades. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. This data represents a valuable source of information for our clients' compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

In addition to services directly related to the execution of trades, we offer our clients several other services, including:

Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker™ provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated TRACE-eligible bonds. Corporate BondTicker™ combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information-gathering process or other electronic services.

We offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. These reports utilize extensive TRACE information and are accessible by means of a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

Straight-Through Processing. Straight-through processing ("STP") refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through electronic messaging, institutional investors can submit inquiries to, and receive electronic notices of execution from us, in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to the sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Technology Products and Services. We provide integration, testing and management solutions for FIX-related products and services designed to optimize the electronic trading of fixed-income, equity and other exchange-based products. We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. In addition, we provide gateway adapters to connect order management and trading systems to fixed-income trading venues.

Robust, Scalable Technology

We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

Since our inception, we have been an innovator in the fixed-income securities markets. The members of our management team average more than 20 years of experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. In 2012, MarketAxess was named "Best OTC Derivatives Platform" in Wall Street Letter's Annual Institutional Trading, and was listed among Risk magazine's "25 Firms of the Future." Most recently, MarketAxess was recognized as one of the "100 Fastest Growing Companies" by Fortune.

Some of the innovations we have introduced to electronic trading include:

- the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;
- the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;
- Corporate BondTicker™, our information services product, combining TRACE bond data with MarketAxess data and analytical tools;
- bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;
- the first disclosed client to multi-dealer trading platform for CDS indices; and
- public Market Lists for corporate bonds, giving institutional investors the ability to display their bid and offer lists anonymously to the entire MarketAxess trading community.

Our Strategy

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

Enhance the Liquidity of Securities Traded on Our Platform and Broaden Our Client Base in Our Existing Markets

We intend to further enhance the liquidity of securities traded on our leading electronic, multi-dealer to client fixed-income platform. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will, in turn, lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to increase the amount of cross-regional activity by our institutional investor clients on our electronic trading platform, subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Sectors of the Fixed-Income Securities Market

We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets and deliver fixed-income securities-related technical services and products. Due in part to our highly scalable systems, we believe we will be able to enter new markets efficiently. As an example, we have developed technology and trading protocols to trade CDS in anticipation of implementation of the Dodd-Frank Act and, subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

Leverage our Existing Technology and Client Relationships to Expand into New Client Segments

We intend to leverage our technology and client relationships to deploy our electronic trading platform into new client segments. As an example, we have expanded the base of broker-dealers on our platform to include both regional and diversity dealers.

Continue to Strengthen and Expand our Trade-Related Service Offerings

We plan to continue building our existing service offerings so that our electronic trading platform is more fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to enhance the ability of our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We are continually considering the introduction of new trading techniques.

Expand our Data and Information Services Offerings

We regularly add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients. We intend to continue to widen the user base of our data products and to continue adding new content and analytical capabilities. As the use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Expand our Technology Services Offerings

We intend to leverage our technology expertise and our client relationships to provide technology solutions to our clients that enhance their electronic trading capabilities and facilitate the electronic communication of order information with their trading counterparties.

Pursue Select Acquisitions and Strategic Alliances

We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

On October 26, 2012, we entered into an agreement to acquire all of the outstanding shares of Xtrakter from Euroclear S.A./N.V. Xtrakter is a U.K.-based provider of regulatory transaction reporting, financial market data and trade matching services to the European securities markets. The acquisition of Xtrakter will provide us with an expanded set of technology solutions ahead of incoming regulatory mandates in Europe.

MarketAxess Electronic Trading Platform

Key Trading Functionalities

The key trading functionalities are detailed below.

Single Inquiry Trading Functionality

We currently offer institutional investors the ability to request bids or offers in a single inquiry from an unlimited number of our broker-dealer clients for U.S. high-grade corporate bonds, from up to six of our broker-dealer clients for European high-grade corporate bonds and from up to 12 of our broker-dealer clients in emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform.

ASAP and Holding Bin Trading Functionalities

We provide both ASAP ("as soon as possible") and Holding Bin trading protocols. In the Holding Bin trading protocol, institutional investor clients set the time when they would like all of the broker-dealers' prices or spreads returned to them, in order to have the ability to see all executable prices available at the same time. In the ASAP trading protocol, institutional investor clients see each broker-dealer's price or spread as soon as it is entered by the broker-dealer.

List Trading Functionality

We currently offer institutional investors the ability to request bids or offers on a list of up to 40 bonds depending on the market. This facilitates efficient trading for institutional investors such as investment advisors, mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their daily cash flows, portfolio duration, and credit and sector exposure.

Swap Trading Functionality

We currently offer institutional investors the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price or yield differential of the securities.

Market Lists

We offer institutional investors the ability to display live requests for bids and offers anonymously to the entire MarketAxess trading community through our Market List functionality, thereby creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Inventory and Axes

The price discovery process includes the ability to view indications of interest from both broker-dealer clients and, beginning in 2012, institutional investor clients inventory on our platform. Through the aggregated indication of interest inventory, clients can search for bonds of interest and engage in electronic transactions.

Click-to-Trade

We have enhanced our trading system to provide pre-trade price discovery and fast-track execution for European bonds. Click-to-trade functionality streams attributable pricing in European credit and rates instruments, submitted by our pool of European dealers. Investor clients are able to initiate an inquiry with a single click on the stacks of distinctly displayed dealer bids and offers. Click-to-trade is offered alongside our existing Request for Quote product. Although currently limited to European credit and rate instruments, click-to-trade functionality may be applied to trading of other market sectors.

Central Limit Order Book

We have offered central limit order book ("CLOB") style trading for bonds and CDS in the past. While the characteristics of the corporate bond market have not been conducive to continuous trading (as in equity markets), we believe there is a sub-set of actively traded bonds and CDS that could benefit from CLOB trading. We expect to re-introduce CLOB trading in 2013.

Client-to-Dealer Trading

U.S. High-Grade Corporate Bonds

Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Both domestic and foreign institutional investors have access to U.S. high-grade corporate bond trading on our electronic trading platform. Our 2012 trading volume in the U.S. high-grade corporate bond market was $367.7 billion.

In the U.S. high-grade corporate bond market, 58 broker-dealers utilize our platform, including all of the top 20 broker-dealers as ranked by 2012 U.S. corporate bond new-issue underwriting volume. Our broker-dealer clients accounted for approximately 95% of the underwriting of newly-issued U.S. corporate bonds in 2012.

We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. Our disclosed inquiry trading functionality combines the strength of existing offline client/dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the substantial majority of the world's leading broker-dealers who provide liquidity in these securities. Through our Market List functionality, we also offer institutional investors the ability to display their live requests for bid and offer lists anonymously to the entire MarketAxess trading community as a means of creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Institutional investors have access to the commingled inventory of our broker-dealer clients, representing indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers.

Eurobonds

MarketAxess Europe Limited, our wholly-owned U.K. subsidiary, offers European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients. We also offer our clients the ability to trade in other European high-grade corporate bonds, including bonds issued in Pounds Sterling, floating rate notes, European government bonds and bonds denominated in non-core currencies. We offered the first platform in Europe with a multi-dealer disclosed counterparty trading capability for corporate bonds. In 2009, MarketAxess Europe Limited received FSA regulatory approval to trade on a riskless principal basis. In 2010, we launched a click-to-trade protocol for the European market.

In the Eurobond credit market, defined as including European high-grade, high-yield and government bonds, 23 broker-dealers utilize our platform, including 17 of the top 20 broker-dealers as ranked by 2012 European corporate new-issue underwriting volume. On a typical day, institutional investors on our European corporate bond trading platform have access to over 120,000 lines of streaming pre-trade price indications on over 14,000 individual instruments covered on both the bid and offer side of the market. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers. Our 2012 trading volume in the Eurobond market was $34.5 billion.

Emerging Markets Bonds

Fifty-nine of our U.S. broker-dealer clients use our platform to trade emerging markets bonds. Four hundred ninety-three active institutional investor clients utilized our electronic trading platform to trade emerging markets bonds in 2012. These institutional investor clients are predominantly located in the U.S. and Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2012 were Brazil, Mexico, Venezuela, Russia and Argentina.

We also allow our institutional investor clients to transact Euroclear-eligible local currency denominated bonds issued by sovereign entities or corporations in countries that include Argentina, Brazil and Mexico.

Crossover and High-Yield Bonds

Fifty-nine of our U.S. broker-dealer clients use our platform to trade crossover and high-yield bonds. Trading in crossover and high-yield bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Agency Bonds

Forty-one of our U.S. broker-dealer clients use our platform to trade agency bonds. Trading in agency bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Credit Default Swaps

We offer trading on our platform for CDS indices, index options and single-names in both the U.S. and Europe through our traditional RFQ protocol. We are streaming executable dealer markets in CDS and European indices. Ten of our broker-dealer clients are providing streaming, executable CDS index prices. We have incorporated the request-for-market protocol and the streaming markets/click-to-trade protocol into an updated single-screen user interface, giving clients full flexibility in their means of execution. With these features, we believe that we have developed much of the core technology needed to meet the anticipated regulatory requirements under the Dodd-Frank Act.

Asset-Backed Securities

In 2011, we introduced trading in consumer-based asset-backed securities and non-agency residential and commercial mortgage-backed securities. Twelve of our U.S. broker-dealer clients use our platform to trade asset-backed securities. Trading in asset-backed securities uses many of the same features available in our U.S. high-grade corporate bond offerings.

Preferred Securities

In November 2010, we introduced trading in preferred securities. Seventeen of our U.S. broker-dealer clients use our platform to trade preferred securities. Trading in preferred securities uses many of the same features available in our U.S. high-grade corporate bond offering.

Dealer-to-Dealer Trading

Through our DealerAxess® platform, our broker-dealer clients can access liquidity provided by over 100 global, regional and specialist dealers. In addition to fully-disclosed RFQ trading, we offer an anonymous RFQ trading protocol for inter-dealer trading, helping dealers more efficiently manage their bond inventory. We offer trading across a wide range of fixed income products including high-grade, high-yield, emerging markets and U.S. agency bonds. Dealers active on our client-to-dealer platform benefit from existing trade routing rules and books, straight-through processing connectivity and trading APIs. Bond trades on DealerAxess® executed pursuant to the anonymous protocol are conducted with MarketAxess as riskless principal and cleared and settled by an independent clearing broker.

Information and Analytical Tools

Corporate BondTicker™

Corporate BondTicker™ provides real-time TRACE data and enhances it with MarketAxess trade data and analytical tools in order to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform.

Corporate BondTicker™ allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases, including direct TRACE feeds.

TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers that are FINRA member firms have an obligation to report transactions in corporate bonds to TRACE under a set of rules approved by the SEC. FINRA then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the FINRA website or available immediately for a set fee.

Corporate BondTicker™ is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker™ is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

We provide Corporate BondTicker™ as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker™ service by charging for seat licenses per user at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees are waived for clients that transact a sufficient volume of trades through MarketAxess.

Additional analytical capabilities of our information services offerings aim to provide clients with more information regarding bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security's trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond, providing more consistent relative pricing information for institutional investors, such as offering spread data versus the interest rate swap curve and versus the U.S. Treasury curve. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker™ is currently the source of corporate bond trading information for *The Wall Street Journal.*

We also offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. These reports utilize extensive TRACE information and have a flexible interface to run and save in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

My Portfolio

Institutional investors are able to upload their corporate bond portfolio to our electronic trading platform utilizing the "My Portfolio" trading feature. Institutional investors who utilize "My Portfolio" benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker™ to obtain the trading history of the securities in their portfolio.

Straight-Through Processing

Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

Automation by way of straight-through processing improves efficiency throughout the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including order upload, easy-to-use online allocation tools and pre- and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems, thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients' trading operations.

Usage of our straight-through processing tools increased significantly during the last several years. The number of investor client STP connections increased from 180 as of December 31, 2008 to 325 as of December 31, 2012.

Dealer API

We offer Application Programming Interface ("API") services to our broker-dealer clients for pre-trade, trade negotiation and post-trade services. This allows for straight-through processing, which improves efficiency and reduces errors in processing.

Technology Services

Through our Greenline Financial Technologies, Inc. ("Greenline") subsidiary, we provide integration, testing and management solutions for FIX-related products and services. The FIX protocol is a messaging standard developed specifically for the real-time electronic exchange of securities transaction information. Greenline's CertiFIX product enables firms to provide a reliable FIX certification environment for their trading counterparties. The VeriFIX product is a testing suite that allows firms to thoroughly test counterparty FIX interfaces, protocol formats and supported messages. Greenline's MagniFIX product allows firms to monitor their enterprise-wide FIX installations on a real-time basis. In addition, Greenline provides strategic consulting and custom development for its clients.

We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. Fees for such services are based on the complexity and extent of the services provided. In addition, we provide gateway adapters to connect order management and trading systems to fixed-income trading venues.

Sales and Marketing

We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force is responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies, including advertising, direct marketing, promotional mailings and participation in industry conferences, to increase awareness of our brand and our electronic trading platform. For example, we have worked with *The Wall Street Journal* to establish Corporate BondTicker™ as the source of information for its daily corporate bond and high-yield tables.

Competition

The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face five main areas of competition:

- *Telephone* — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bonds are still traded between institutional investors and broker-dealers.
- *E-mail* — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.
- *Other electronic trading platforms* — There are numerous other electronic trading platforms currently in existence. Among others, Thomson TradeWeb and Bloomberg operate- multi-dealer to institutional investor trading platforms for both fixed income securities and derivatives. The New York Stock Exchange also offers exchange-style trading for corporate bonds. In addition, some broker-dealers and institutional investors operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer, and/or with other institutional investors over an electronic medium. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.
- *Market data and information vendors* — Several large market data and information providers currently have a data and analytics relationship with virtually every institutional firm. Some of these entities, including Bloomberg, currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services business and already are or may in the future become direct competitors to our electronic trading platform.
- *Technology vendors* — We compete with numerous providers of FIX message management tools and connectivity solutions. The market for our technology products and services is fragmented and includes FIX engine providers, testing, monitoring, certification and professional services firms and in-house technology and development groups at virtually every institutional firm.

Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients have made, and may in the future continue to make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

In general, we compete on the basis of a number of key factors, including:

- broad network of broker-dealer and institutional investor clients using our electronic trading platform;
- liquidity provided by the participating broker-dealers;
- magnitude and frequency of price improvement;
- enhancing the quality and speed of execution;
- compliance benefits;
- total transaction costs;
- technology capabilities, including the reliability and ease of use of our electronic trading platform; and
- range of products and services offered.

We believe that our ability to grow volumes and revenues will largely depend on our performance with respect to these factors.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Our broker-dealer clients have invested in building API's with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

Furthermore, 325 of our institutional investor clients have built interfaces to enable them to communicate electronically between our platform and their order, portfolio management and accounting systems. We believe that this increases the reliance of these institutional investor clients on our services and creates significant competitive barriers to entry.

Technology

The design and quality of our technology products are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry-standard technologies and has been designed to handle many multiples of our current trading volume.

All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in the event that the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. The majority of our broker-dealer clients have redundant dedicated high-speed communication paths to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

We have designed our application with an easy-to-use, Windows-based interface. Our clients are able to access our electronic trading platform through a secure, single sign-on. Clients are also able to execute transactions over our platform directly from their order management systems. We provide users an automatic software update feature that does not require manual intervention.

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, website and other proprietary materials are protected by copyright laws. We have been issued 11 patents, including five patents issued in 2009 covering our most significant trading protocols and other aspects of our trading system technology, and additional patents are pending.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark and trade secret rights.

We have obtained U.S. federal registration of the MarketAxess® name and logo, and the same mark and logo have been registered in several foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks AutoSpotting®, FrontPage®, Actives®, DealerAxess® and associated designs and have a number of other registered trademarks and service marks. Corporate BondTicker™ is a trademark we use, but it has not been registered.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

Regulation of the U.S. Securities Industry and Broker-Dealers

In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. One of our U.S. subsidiaries, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of FINRA, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients' accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

Additionally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The individual states and the District of Columbia are responsible for the administration of their respective "blue sky" laws, rules and regulations.

In July 2010, the Dodd-Frank Act was signed into law. U.S. financial regulators are in the midst of an intense period of rulemaking that is required to implement the provisions of the Dodd-Frank Act, and market participants will need to make strategic decisions in an environment of regulatory uncertainty. Among the most significant aspects of the derivatives section of the Dodd-Frank Act are mandatory clearing of certain derivatives transactions ("swaps") through regulated central clearing organizations and mandatory trading of those swaps through either regulated exchanges or swap execution facilities, in each case, subject to certain key exceptions. As with other parts of the Dodd-Frank Act, many of the details of the new regulatory regime relating to swaps are left to the regulators to determine through rulemaking. While we expect that the CFTC and SEC will adopt rules that detail the new regulatory regime regarding the swaps market place in 2013, no assurance can be given regarding when, or whether, such rules will be finalized and implemented. Subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe Limited may fall within the scope of those regulations depending on the extent to which it is characterized as providing a regulated investment service.

Our principal regulator in the U.K. is the FSA. Our subsidiary, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility ("MTF") dealer with the FSA. Xtrakter Limited is registered, and upon consummation of the pending acquisition will continue to be registered, as an Approved Reporting Mechanism with the FSA. Xtrakter also has "recognized status" in France, the Netherlands and Belgium in connection with the submission of transaction reports to regulators.

The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services, which, in general, is valid throughout the European Union. As an FSA approved MTF, MarketAxess Europe Limited receives the benefit of this authorization.

Similar to the U.S., regulatory bodies in Europe and elsewhere are developing new rules for derivatives trading. For example, the European Parliament and the EU Council of Ministers endorsed an agreement that will, among other things, require central clearing of standardized OTC derivatives and the reporting of all derivatives (OTC or otherwise) to trade repositories. However, it is not yet clear whether there will be any requirement in the EU to trade standardized CDS contracts on regulated exchanges or trading platforms.

Our Canadian subsidiary, MarketAxess Canada Limited, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada.

Employees

As of December 31, 2012, we had 240 employees, 194 of whom were based in the U.S. and 46 of whom were based outside of the U.S., principally in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Company Information

MarketAxess was incorporated in Delaware in April 2000. Our Internet website address is www.marketaxess.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended. Our Proxy Statements for our Annual Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
299 Park Avenue
New York, NY 10171
Attn: Investor Relations

Our Board of Directors has standing Audit, Compensation, Investment, and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by our Board of Directors. Our Board of Directors has also adopted a set of Corporate Governance Guidelines. Copies of each committee charter, along with the Corporate Governance Guidelines, are also posted on our website.

You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting®, BondLink®, Actives®, FrontPage® and DealerAxess®. We also have a number of other registered trademarks, service mark applications and trademark applications. Other trademarks and service marks appearing in this Annual Report on Form 10-K are the property of their respective holders.

Item 1A. ***Risk Factors.***

Risks Related to Our Business

Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States, Europe and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- broad trends in business and finance;
- consolidation or contraction in the number of broker-dealers;
- actual or threatened acts of war or terrorism or other armed hostilities;
- concerns over inflation and weakening consumer confidence levels;
- the availability of cash for investment by mutual funds and other wholesale and retail investors;
- the level and volatility of interest and foreign currency exchange rates;
- concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities; and
- legislative and regulatory changes.

Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Decreases in trading volumes in the fixed-income markets generally or on our platform would harm our business and profitability.

We have experienced significant decreases in overall trading volume in the past and may experience similar decreases in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, could result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platform and, consequently, lower commissions and other revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically.

A decline in trading volumes on our platform for any reason would negatively affect our commission revenue and may have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

- other multi-dealer trading companies;
- market data and information vendors;
- securities and futures exchanges;
- inter-dealer brokerage firms;
- electronic communications networks;
- technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and
- other electronic marketplaces that are not currently in the securities business.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platform.

Our growth is also dependent on our ability to diversify our revenue base. We currently derive approximately 60% of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability. We have experienced significant growth in trading volumes, revenues and profitability over the past three years. We cannot assure you that our business will continue to grow at a similar rate, if at all.

Because we operate in a rapidly evolving industry, it is difficult to evaluate our business and prospects.

We face risks and difficulties frequently experienced by companies operating in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

- attract and retain broker-dealers and institutional investors on a cost-effective basis;
- respond effectively to the loss of any of our broker-dealer clients due to merger, consolidation, bankruptcy, liquidation or other cause, including, among other things, the collection of any amounts due from such clients;
- expand and enhance reliable and cost-effective product and service offerings to our clients;
- respond effectively to competitive pressures;
- diversify our sources of revenues;
- maintain adequate control of our expenses;
- operate, support, expand and develop our operations, technology, website, software, communications and other systems;
- manage growth in personnel and operations;
- increase awareness of our brand or market positioning;
- expand our sales and marketing programs;
- take advantage of acquisitions, strategic alliances and other opportunities; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We may enter into new fee plans, the impact of which may be difficult to evaluate.

From time to time we have and may introduce new fee plans for the U.S. high-grade corporate bond, Eurobond and other market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives. We cannot assure you that any new fee plans will result in an increase in the volume of transactions effected on our platform or that our revenues will increase as a result of the implementation of any such fee plans. It is possible that our broker-dealer or institutional investor clients could respond to a new fee plan by either reducing the amount of their business conducted on our platform or terminating their contractual relationship with us, which could have an adverse impact on our fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks resulting from non-performance by counterparties to certain transactions executed between our clients in which we act as an intermediary in matching back-to back bond trades.

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. MarketAxess Corporation, our U.S. subsidiary, and MarketAxess Europe Limited, our U.K. subsidiary, act as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients executing bond trades on our platform. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by us. There can be no assurance that the policies and procedures we use to manage this credit risk will effectively mitigate our credit risk exposure.

We have policies and procedures in place to identify and manage our credit risk. There can be no assurance that the policies and procedures we use to manage this credit risk will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third party sources. Such information may not be accurate, complete, or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies may not provide full protection from such risk.

We are dependent on our broker-dealer clients, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors.

We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bond prices on our platform for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and most of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors. In addition, there has been significant consolidation among firms in the banking and financial services industries over the past several years. Further consolidation, instability, and layoffs in the financial services industry could result in a smaller client base and heightened competition.

Any reduction in the use of our electronic trading platform by our broker-dealer clients could reduce the number of different bond issues and the volume of trading in those bond issues on our platform, which could, in turn, reduce the use of our platform by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platform. A limited number of such clients can account for a significant portion of our trading volume. One institutional investor client accounted for approximately 13.5%, 14.6% and 15.8% of trading volumes during the years ended December 31, 2012, 2011 and 2010, respectively. This institutional investor client also beneficially owns approximately 7% of the outstanding shares of our common stock. The contractual obligations of our institutional investor clients to us are minimal, non-exclusive and terminable by such clients. Our institutional investor clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platform. The loss of any major institutional investor client or any reduction in the use of our electronic trading platform by such clients could have a material adverse effect on our business, financial condition and results of operations.

If we experience significant fluctuations in our operating results or fail to meet revenue and earnings expectations, our stock price may fall rapidly and without advance notice.

Our revenues and operating results may fluctuate due to a number of factors, including:

- the unpredictability of the financial services industry;
- difficulty in quickly adjusting our expense base if revenues fall short of expectations;
- our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealer and institutional investor clients;
- our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;

- changes in our pricing policies;
- the introduction of new features on our electronic trading platform;
- the effectiveness of our sales force;
- new product and service introductions by our competitors;
- fluctuations in overall market trading volume;
- technical difficulties or interruptions in our service;
- general economic conditions in our geographic markets;
- additional investment in our services or operations; and
- regulatory compliance costs.

As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures, changes in clients' needs and preferences and new business models. If new industry standards and practices emerge and our competitors release new technology before us, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients;
- continue to attract highly-skilled technology personnel; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients' or institutional investor clients' perspective and in relation to the inquiry functionality of our competitors' systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on a third-party vendor for our corporate bond reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

In order to be successful, we must provide reliable, secure, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

We cannot assure you that we, or our third party service providers, will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

- irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;
- power or telecommunications failures, hardware failures or software errors;
- human error;
- computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;
- natural disasters, fires, floods or other acts of God;
- acts of war or terrorism (including cyberterrorism) or other armed hostility;
- cybersecurity breaches; and
- loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

- unanticipated disruptions in service to our clients;
- distribution of untimely or inaccurate market data to customers who rely on this data for their trades;
- slower response times or delays in our clients' trade execution;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses and liabilities to clients;
- litigation or other claims against us, including formal complaints to industry regulatory organizations; and
- regulatory inquiries, proceedings or sanctions.

Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

Our systems and those of our third party service providers may be vulnerable to cybersecurity risks. If our security measures are breached and unauthorized access is obtained to our electronic trading platform, our business could suffer a material adverse effect.

Our electronic trading platform involves the storage and transmission of our clients' proprietary information. The secure storage and transmission of confidential information over public networks is a critical element of our operations. Cyber attacks on our systems or the systems of our third party service providers could expose us to a risk of misappropriation of this information, leading to litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Any cybersecurity breach may have a material adverse effect on our business, financial condition and results of operations. A cyber attack or security breach on our system or that of a third party service provider could manifest in different ways and could lead to any number of harmful consequences, including but not limited to:

- misappropriation of financial assets, intellectual property or sensitive information belonging to us, our clients or our third party service providers;
- corruption of data or causing operational disruption through computer viruses or phishing; and
- denial of service attacks to prevent users from accessing our platform.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any stolen assets or misappropriated confidential information. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have received 11 patents and have filed patent applications covering aspects of our technology and/or business, but can give no assurances that any such patents will protect our business and processes from competition or that the patents applied for will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- prevent us from operating our business, or portions of our business;
- cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporates the challenged intellectual property;
- require us to redesign our products or services, which may not be feasible;
- result in significant monetary liability;
- divert management's attention and resources; and
- require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

We have in the past and may in the future acquire or invest in companies, products or technologies that we believe are strategic. On October 26, 2012, we entered into an agreement to acquire all of the outstanding shares of Xtrakter. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments, including the pending Xtrakter acquisition, may involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;
- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;
- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;
- there may be client confusion if our services overlap with those of the acquired company and we may have difficulty retaining key customers, vendors and other business partners of the acquired business;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- significant decrease in our cash reserves;
- entry into markets in which we have limited experience and where competitors hold stronger market positions;
- inability to achieve the financial and strategic goals for the acquired and combined businesses;
- inability to take advantage of anticipated tax benefits;
- incurring unanticipated acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;
- potential additional exposure to fluctuations in currency exchange rates;
- potential failure of the due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or product, including but not limited to, issues with the acquired company's intellectual property, product quality or product architecture, data back-up and security (including security from cyber-attacks), privacy practices, revenue recognition or other accounting practices, employee, customer or partner issues or legal and financial contingencies;
- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties;
- incurring significant exit charges if acquired products or services are unsuccessful;
- potential inability to certify that internal controls over financial reporting are effective;
- potential inability to obtain, or obtain in an efficient manner, approvals from applicable governmental authorities, which could delay or prevent such acquisitions; and
- potential incompatibility of business cultures.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We may be required to recognize impairments of our goodwill or other intangible assets, which could adversely affect our results of operations or financial condition.

The determination of the value of goodwill and other intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We test for impairment of goodwill on an annual basis or more frequently if there are changed circumstances. We assess intangible assets for impairment when events or circumstances indicate the existence of a possible impairment.

Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and requires management to use significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives. Any future acquisition may result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, Chief Executive Officer and Chairman of our Board of Directors. The terms of Mr. McVey's employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity compensation awards. Any loss or interruption of Mr. McVey's services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and Internet-related services, hardware engineers, technicians, product managers and senior sales executives.

The market for qualified personnel is increasingly competitive as the financial industry continues to recover from the financial crisis and as electronic commerce continues to experience strong growth. Many of the companies with which we compete for experienced personnel have greater resources than we have and are longer established in the marketplace. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock-based compensation they are to receive in connection with their employment. Significant volatility in the price of our common stock may adversely affect our ability to attract or retain key employees. The expensing of stock-based compensation may discourage us from granting the size or type of stock-based compensation that job candidates may require to join our company.

We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny, which may affect our trading volumes and increase our cost of doing business.

The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the SEC and FINRA. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

Most aspects of our broker-dealer subsidiaries are highly regulated, including:

- the way we deal with our clients;
- our capital requirements;
- our financial and regulatory reporting practices;
- required record-keeping and record retention procedures;
- the licensing of our employees; and
- the conduct of our directors, officers, employees and affiliates.

We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

We have two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation and MarketAxess Europe Limited are subject to U.S. and U.K. regulations as a registered broker-dealer and as a multilateral trading facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator. Xtrakter is registered, and upon consummation of the pending acquisition will continue to be registered, as an Approved Reporting Mechanism with the FSA. Xtrakter also has "recognized status" in France, the Netherlands and Belgium in connection with the submission of transaction reports to regulators.

In addition, as a result of the global financial crisis and other recent events in the financial industry, there is a greater likelihood of legislative and regulatory action to increase government oversight of the financial services industry. For example, during 2010 the Dodd-Frank Act was signed into law. The Dodd-Frank Act creates an entirely new structure for the trading of over-the-counter derivatives, a market in which we currently operate. Among other things, the Dodd-Frank Act mandates that clearable swaps trade on a board of trade designated as a contract market or a securities exchange or through a "swap execution facility," or SEF (in each case, subject to certain key exceptions). While we expect that the CFTC and SEC will adopt rules that detail the new regulatory regime regarding the swaps market place in 2013, no assurance can be given regarding when, or whether, such rules will be finalized and implemented. Subject to such rulemaking, we intend to establish, register and operate a swap execution facility and/or a security-based swap execution facility.

We have incurred significant costs to prepare for compliance with the new regulatory requirements. We developed new technology and trading protocols to trade CDS in anticipation of the SEC and CFTC's implementation of the Dodd-Frank Act. However, despite our efforts, there is no assurance that we will qualify as a registered SEF or that our compliance systems will be effective. If we do not qualify as a SEF, we will no longer be able to support CDS trades and our business, financial condition and results of operations could materially suffer as a result. If we qualify as a SEF, the registration and additional oversight that we will need to comply with the regulation will increase the costs of our operations and the costs of using our products for our clients. Furthermore, we are unable to predict how the markets will respond to the new regulatory regime.

Any changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. The proposed Volcker Rule section of the Dodd-Frank Act bans proprietary trading by banks and their affiliates. The Volcker Rule could adversely affect our bank-affiliated broker-dealer clients' ability to make markets in a variety of fixed-income securities, thereby negatively impacting the level of liquidity and pricing available on our trading platform. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the SEC to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material. Our anonymous dealer-to-dealer trading service, DealerAxess®, is regulated as an alternative trading system subject to Regulation ATS.

The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We may face increasing economic and regulatory challenges in our growing international operations that we may not be able to meet in the future.

We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions. These risks include:

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;
- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;
- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;
- difficulties in staffing and managing foreign operations;
- fluctuations in exchange rates;
- reduced or no protection for intellectual property rights;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Our international operations are also subject to the legal, economic and market risks associated with geopolitical uncertainties in other regions of the world, including but not limited to the risk of war, inter and intra national conflict, economic crises and terrorism. For example, the sovereign debt crisis in Europe may have a material adverse effect on our business. Increased government deficits and debt levels along with ratings downgrades sparked fears in the global financial markets of default by Euro zone nations, leading to increased yields on government bonds and resulting in a more difficult trading environment for European corporate bonds. Due, in part, to the crisis and competitive environment in Europe, trading volume in our Eurobond product has significantly decreased. We reduced the monthly distribution fees paid by our European broker-dealer market makers effective March 1, 2012 in order to encourage Eurobond trading, which resulted in decreased monthly distribution fee revenues. Despite our efforts, Eurobond trading volumes continued to decline. There is no assurance that Eurobond trading volumes and revenues will not continue to decline despite this change and any other efforts we may undertake.

In addition, we must comply with the laws, regulations and registration rules of the Financial Services Authority in the U.K. and foreign governments and regulatory bodies for each country in which we conduct business. Similar to the U.S., regulatory bodies in Europe and elsewhere are developing new rules for derivatives trading. For example, the European Parliament and the EU Council of Ministers endorsed an agreement that will, among other things, require central clearing of standardized OTC derivatives and the reporting of all derivatives (OTC or otherwise) to trade repositories. However, it is not yet clear whether there will be any requirement in the EU to trade standardized CDS contracts on regulated exchanges or trading platforms.

We cannot predict what future actions the U.S., U.K. and other regulatory bodies might take, or the impact that any such actions may have on our business. Our compliance with these changing laws and regulations may be costly and time-consuming and may have a material adverse effect on our clients' trading activities on our platform.

Further, we may face unexpected challenges in our international operations due to global competitors, established local markets, and economic and political instability. Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that our compliance and risk management methods will be effective and our financial condition and results of operations may be adversely affected if they fail.

Our success in complying with complex and changing laws and navigating risks in various jurisdictions and markets depends on our maintenance of compliance, auditing and reporting systems and risk management procedures, as well as our ability to recruit and retain qualified compliance and risk management personnel. While we have developed policies and procedures to identify, monitor and manage our legal, regulatory and market risks, we cannot assure you that our systems will always be effective in monitoring or evaluating the risks to which we are exposed.

In addition, the regulators in the jurisdictions in which we operate have broad powers to censure, fine, issue cease-and-desist orders or keep us from engaging in some of our operations. We face the risk of regulatory intervention, investigations and proceedings, any of which could involve extensive scrutiny of our activities and result in significant fines and liability. Any of these developments would require significant time and financial resources and could adversely affect our reputation, financial condition and operating results.

Our growth initiatives may place significant strain on management and other resources.

We have expanded our business activities and operations over the last several years. Continued growth, both domestic and international, will require further investment in management and new personnel, infrastructure and compliance systems. The expansion of our international operations involves risks that may have an adverse effect on our business and operations, such as the challenge of effectively managing and staffing our international operations, complying with increased and varied regulatory requirements and entering new markets. In particular, we may not be successful in implementing all of the necessary processes to support and manage the pending Xtrakter acquisition. For a detailed discussion of the risks associated with our pending acquisition of Xtrakter, see the Risk Factor captioned *"If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions."*

We may not be able to manage our growth efficiently, which could result in our expansion costs increasing at a faster rate than our revenues and distracting management from our core business and operations. If we cannot successfully implement the necessary processes to support and manage new initiatives, our business, financial condition and results of operations may suffer.

In the event of employee error or misconduct, our business may be harmed.

Employee misconduct or error could expose us to significant liability, financial losses, regulatory sanctions and reputational harm. Over the past few years, there have been several high-profile cases involving fraud or misconduct by employees of financial services firms. Our employees could carry out improper activities on behalf of our clients, or use proprietary client or company information for personal or other improper or illegal uses. Employee errors also expose us to the risk of material loss until such errors are detected and unauthorized transactions or improper activities are reversed.

Errors and misconduct by our current or former employees could cause us to suffer financial losses, regulatory sanctions and reputational harm. The precautions we take to monitor and prevent employee errors and misconduct may not be effective in all cases.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Although we believe that our available cash resources and borrowing capacity under our credit facility are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

- support more rapid growth of our business;
- develop new or enhanced services and products;
- fund operating losses;
- respond to competitive pressures;
- acquire complementary companies or technologies;
- enter into strategic alliances;
- increase the regulatory net capital necessary to support our operations; or
- respond to unanticipated or changing capital requirements.

We expect that debt financing, if available at all, would likely be pursuant to the terms of our credit agreement with JPM, which includes restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business. For a detailed discussion of the risks associated with our credit agreement, see the Risk Factor captioned *"Our credit agreement contains restrictive and financial covenants that limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions."*

In the future, we may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.

We are party to a credit agreement with JPMorgan that provides for revolving loans and letters of credit up to an aggregate of $50.0 million. Subject to satisfaction of certain specified conditions, we are permitted to upsize the credit agreement by an additional $50.0 million in total. Our credit agreement contains certain covenants that, among other things, restrict our ability to take certain actions, even if we believe them to be in our best interests. These covenants restrict or prohibit, among other things, our ability to:

- incur or guarantee additional debt;
- create or incur liens;
- change our line of business;
- sell or transfer assets;
- make certain investments or acquisitions;
- pay dividends or distributions, redeem or repurchase our equity or make certain other restricted payments;
- consummate a merger or consolidation;
- enter into certain swap, derivative or similar transactions;
- enter into certain transactions with affiliates; and
- incur restrictions on our ability to grant liens or, in the case of subsidiaries, pay dividends or other distributions.

We are also required by our credit agreement to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future. A breach of any of these covenants or the inability to comply with the required financial covenants could result in an event of default under the credit agreement. If any such event of default occurs, the lender under the credit agreement could elect to declare all amounts outstanding and accrued and unpaid interest under the credit agreement to be immediately due and payable, and could foreclose on the assets securing the credit agreement. The lender would also have the right in these circumstances to terminate any commitments it has to provide further credit extensions. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to the credit agreement.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of delays, failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

If the use of electronic trading platforms does not increase, we may not be able to achieve our business objectives.

The success of our business plan depends in part on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

We conduct operations in several different countries, including the U.S. and the U.K., and substantial portions of our revenues, expenses, assets and liabilities are denominated in U.S. dollars, pounds sterling and euros. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies.

Although we have entered into foreign currency forward contracts to hedge the exposure to variability in foreign currency cash flows and may enter into additional hedging transactions in the future to help mitigate our foreign exchange risk exposure, these hedging arrangements may not be effective, particularly in the event of inaccurate forecasts of the levels of our non-U.S. denominated assets and liabilities. Accordingly, if there are adverse movements in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition.

As a public company, we are subject to certain financial and corporate governance requirements that may be difficult for us to satisfy and may divert management's attention from our business.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") and the related SEC rules and regulations that call for our management to conduct an annual assessment and report on the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm must also issue an annual report addressing the operating effectiveness of the Company's internal controls over financial reporting.

While our internal controls over financial reporting currently meet the standards set forth in SOX, failure to maintain an effective internal control environment could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain of our ability to continue to comply with the requirements of SOX. If we are unable to continue to comply with the requirements of SOX in an efficient manner, we may be subject to regulatory action. In addition, in the event that we identify a material weakness, there can be no assurance that we would be able to remediate such material weakness in an efficient manner. Moreover, if we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to issue an opinion on the effectiveness of our internal controls), we could suffer reputational harm and incur significant expenses to restructure our internal controls over financial reporting, which may have a material adverse effect on us.

Risks Related to Our Common Stock

Market volatility and future sales of our shares by significant stockholders may cause our stock price and the value of your investment to decline.

The market price of our common stock may be significantly affected by volatility in the markets in general. The market price of our common stock likely will continue to fluctuate in response to factors including the following:

- the other risk factors described in this Annual Report on Form 10-K;
- prevailing interest rates;
- the market for similar securities;
- additional issuances of common stock;
- general economic conditions; and
- our financial condition, performance and prospects, including our ability or inability to meet analyst expectations.

Most of these factors are beyond our control. In addition, the stock markets in general, including the NASDAQ Global Select Market, have experienced and continue to experience significant price and volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities for companies such as ours that often has been unrelated or disproportionate to changes in the operating performance of the affected companies. These broad market and industry fluctuations may affect adversely the market price of our common stock regardless of our operating performance.

In addition, future sales of our common stock, or the perception of potential future sales, may adversely impact the market price of our common stock. If any one or more of our existing stockholders were to sell a large number of shares, the market price of our common stock could be negatively affected. Also, if we issue a large number of shares of our common stock in connection with a public offering, future acquisition, strategic alliance, third-party investment and private placement or otherwise, the market price of our common stock could decline considerably. Furthermore, our stockholders may be diluted by such future sales.

We may not pay dividends on our common stock in the future.

We initiated a regular quarterly dividend on our common stock in 2009. However, there is no assurance that we will continue to pay any dividends to holders of our common stock in the future. If we were to cease paying dividends, investors would need to rely on the sale of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. These analysts work independently of us. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our organizational documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management, and therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from calling special meetings;
- allow the directors to amend the bylaws without stockholder approval; and
- set forth advance notice procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. In addition, we have a severance agreement with one employee and a change of control severance plan that could require an acquiror to pay a higher price. Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Our corporate headquarters and principal U.S. offices are located at 299 Park Avenue, New York, New York, where we lease 27,900 square feet under sequential leases expiring in February 2022. We also collectively lease approximately 21,600 square feet for our other office locations in the U.S., United Kingdom, Brazil, Hong Kong and Singapore under various leases expiring between September 2013 and November 2020.

Item 3. ***Legal Proceedings.***

We assess liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that we will incur a material loss and the amount can be reasonably estimated, we would establish an accrual for the loss. Once established, the accrual would be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, we would not establish an accrual.

On January 2, 2013, a former employee filed a complaint against us with the U.S. Department of Labor alleging retaliatory employment practices in violation of the whistleblower provisions of the Sarbanes-Oxley Act. The relief sought includes, among other things, reinstatement, back pay and compensatory and punitive damages.

We believe the complaint is without merit and we intend to vigorously defend against the allegations. Given the preliminary stage and the inherent uncertainty of the potential outcome of such proceedings, we cannot estimate the reasonably possible range of loss at this time. Based on the available information, we believe that the low end of the reasonably possible range of loss is zero and, accordingly, no loss accrual has been provided in our accompanying financial statements.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Price Range

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX". The range of closing price information for our common stock, as reported by NASDAQ, was as follows:

2012:	High	Low
January 1, 2012 to March 31, 2012	$37.79	$29.26
April 1, 2012 to June 30, 2012	$37.65	$26.22
July 1, 2012 to September 30, 2012	$34.00	$26.88
October 1, 2012 to December 31, 2012	$35.30	$29.00
2011:	**High**	**Low**
January 1, 2011 to March 31, 2011	$24.19	$19.78
April 1, 2011 to June 30, 2011	$25.22	$21.00
July 1, 2011 to September 30, 2011	$30.75	$23.41
October 1, 2011 to December 31, 2011	$31.16	$24.57

On February 20, 2013, the last reported closing price of our common stock on the NASDAQ Global Select Market was $39.60.

Holders

There were 33 holders of record of our common stock as of February 20, 2013.

Dividend Policy

We initiated a regular quarterly dividend in the fourth quarter of 2009. During 2012 and 2011, we paid quarterly cash dividends of $0.11 per share and $0.09 per share, respectively. On December 27, 2012, we paid a special dividend of $1.30 per share. In January 2013, our Board of Directors approved a quarterly cash dividend of $0.13 per share payable on February 28, 2013 to stockholders of record as of the close of business on February 14, 2013. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors. The Board of Directors may take into account such matters as general business conditions, our financial results, capital requirements, and contractual, legal, and regulatory restrictions on the payment of dividends to our stockholders or by our subsidiaries to the parent and any other such factors as the Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2012, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
				(In thousands)
October 1, 2012 — October 31, 2012	—	$ —	—	$8,377
November 1, 2012 — November 30, 2012	82,703	29.68	82,703	5,922
December 1 , 2012 — December 31, 2012	2,500	30.01	2,500	5,847
	85,203	$29.69	85,203	

In October 2011, the Board of Directors of the Company authorized a share repurchase program for up to $35.0 million of the Company's common stock. As of December 31, 2012, a total of 955,342 shares were repurchased at an aggregate cost of $29.2 million, including 717,344 shares repurchased in 2012. Shares repurchased under the program will be held in treasury for future use. The share repurchase program has an expiration date of January 1, 2014.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison from December 31, 2007 through December 31, 2012 of the cumulative total return for (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the Dow Jones US Financial Services Index. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2007, and that all quarterly dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.


MarketAxess Holdings Inc.
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Item 6. *Selected Financial Data.*

The selected statements of operations data for each of the years ended December 31, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this Annual Report on Form 10-K. The selected statements of operations data for the years ended December 31, 2009 and 2008, and the balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited financial statements not included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Statements of Operations Data:					
Revenues					
Commissions(1)	$174,199	$155,444	$122,180	$ 96,132	$ 73,528
Technology products and services(2)	12,351	14,310	13,648	9,778	8,555
Information and user access fees	7,435	7,199	6,681	6,252	6,025
Interest income	1,058	1,229	1,192	1,222	3,478
Other(3)	3,161	2,917	2,527	1,055	1,499
Total revenues	198,204	181,099	146,228	114,439	93,085
Expenses					
Employee compensation and benefits	60,361	58,786	56,446	50,274	43,810
Depreciation and amortization	8,233	6,781	6,350	6,790	7,879
Technology and communications	12,766	10,912	9,982	8,436	8,311
Professional and consulting fees	13,081	10,138	8,503	6,869	8,171
Occupancy	3,012	2,921	2,997	3,129	2,891
Marketing and advertising	5,470	4,882	3,075	2,882	3,032
General and administrative	8,595	7,946	7,965	6,010	6,157
Total expenses	111,518	102,366	95,318	84,390	80,251
Income before income taxes	86,686	78,733	50,910	30,049	12,834
Provision for income taxes(4)	26,617	31,029	19,482	13,947	4,935
Net income	$ 60,069	$ 47,704	$ 31,428	$ 16,102	$ 7,899
Net income per common share:					
Basic	$ 1.65	$ 1.29	$ 0.86	$ 0.44	$ 0.23
Diluted(4)	$ 1.59	$ 1.20	$ 0.80	$ 0.42	$ 0.22
Weighted average number of shares of common stock outstanding:					
Basic	36,516	37,006	33,159	33,264	32,831
Diluted	37,816	39,608	39,051	38,082	35,737
Cash dividends per share	$ 1.74	$ 0.36	$ 0.28	$ 0.07	$ —

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents and securities available-for-sale	$180,116	$247,730	$197,546	$174,338	$142,550
Working capital(5)	180,650	253,907	191,482	170,060	137,390
Total assets	279,841	349,458	299,521	277,286	246,428

(1) Commissions include monthly distribution fees and commissions from the trading of U.S. high-grade bonds and Eurobonds, emerging markets bonds, crossover and high-yield bonds, agency bonds, asset-backed securities and preferred stock.

(2) Technology products and services include software licenses, maintenance and support services and professional consulting services. Revenues are principally derived from Greenline, acquired in March 2008.

(3) Other revenues consist primarily of telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

(4) In 2012, we recognized a favorable income tax adjustment of $6.7 million, or $0.18 per share, relating to certain previously unrecognized tax benefits.

(5) Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, securities available-for-sale, accounts receivable and prepaid and other expenses (excludes cash provided as collateral). Current liabilities consist of accrued employee compensation, deferred revenue, and accounts payable, accrued expenses and other liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. — Risk Factors" and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Overview

MarketAxess operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our approximately 1,000 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2012) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 87 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, asset-backed and preferred securities and credit default swaps.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication costs, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

- to innovate and efficiently add new functionality and product offerings to the MarketAxess platform that we believe will help to increase our market share with existing clients, as well as expand our client base;
- to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets, deliver fixed-income securities-related technical services and products, and deploy our electronic trading platform into new client segments;
- to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients and to continue to add functionality to allow our clients to achieve a fully automated end-to-end straight-through processing solution (automation from trade initiation to settlement);

- to add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients; and
- to continue to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients. On October 26, 2012, we entered into an agreement to acquire all of the outstanding shares of Xtrakter Limited ("Xtrakter") from Euroclear S.A./N.V. Xtrakter is a U.K.-based provider of regulatory transaction reporting, financial market data and trade matching services to the European securities markets. The acquisition of Xtrakter will provide us with an expanded set of technology solutions ahead of incoming regulatory mandates from the Markets in Financial Instruments Directive in Europe.

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may result in declining trading volume. These factors could have a material adverse effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, economic and political conditions in the United States, Europe and elsewhere, and consolidation or contraction of broker-dealers.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage, in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer trading companies. Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic platforms that may compete with us.

In general, we compete on the basis of a number of key factors, including, among others, the liquidity provided on our platform, the magnitude and frequency of price improvement enabled by our platform and the quality and speed of execution. We believe that our ability to grow volumes and revenues will largely depend on our performance with respect to these factors.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant costs.

Our U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the SEC and is a member of FINRA. Our U.K. subsidiary, MarketAxess Europe Limited, is registered as a multilateral trading facility dealer with the FSA in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. Relevant regulations prohibit repayment of borrowings from these subsidiaries or their affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such regulated entity's principal regulator.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. U.S. financial regulators are in the midst of an intense period of rulemaking that is required to implement the provisions of the Dodd-Frank Act, and market participants will need to make strategic decisions in an environment of regulatory uncertainty. Among the most significant aspects of the derivatives section of the Dodd-Frank Act are mandatory clearing of certain derivatives transactions ("swaps") through regulated central clearing organizations and mandatory trading of those swaps through either regulated exchanges or swap execution facilities, in each case, subject to certain key exceptions. As with other parts of the Dodd-Frank Act, many of the details of the new regulatory regime relating to swaps are left to the regulators to determine through rulemaking. While the U.S. Commodity Futures Trading Commission and the SEC have adopted a number of rules that implement certain aspects of the new regulatory regime regarding the swaps market place, no assurance can be given regarding when, or whether, the remaining rules, including, among others, the rules regarding swap execution facilities and security-based swap execution facilities, will be finalized or implemented. Subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

The proposed Volcker Rule section of the Dodd-Frank Act bans proprietary trading by banks and their affiliates. The Volcker Rule could adversely affect our bank-affiliated broker-dealer clients' ability to make markets in a variety of fixed-income securities, thereby negatively impacting the level of liquidity and pricing available on our trading platform. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Similar to the U.S., regulatory bodies in Europe and elsewhere are developing new rules for derivatives trading. For example, the European Parliament and the EU Council of Ministers endorsed an agreement that will, among other things, require central clearing of standardized OTC derivatives and the reporting of all derivatives (OTC or otherwise) to trade repositories. However, it is not yet clear whether there will be any requirement in the EU to trade standardized CDS contracts on regulated exchanges or trading platforms.

Rapid Technological Changes

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We have received 11 patents covering our most significant trading protocols and other aspects of our trading system technology and additional patents are pending.

Trends in Our Business

The majority of our revenues are derived from monthly distribution fees and commissions for transactions executed on our platform between our institutional investor and broker-dealer clients. We believe that there are five key variables that impact the notional value of such transactions on our platform and the amount of commissions and distribution fees earned by us:

- the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;
- the number of broker-dealer clients on the platform and the frequency and competitiveness of the price responses they provide to the institutional investor clients;
- the number of markets for which we make trading available to our clients;
- the overall level of activity in these markets; and
- the level of commissions that we collect for trades executed through the platform.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platform, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

Commission Revenue

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on our platform and vary based on the type, size, yield and maturity of the bond traded. The commission rates are based on a number of factors, including fees charged by inter-dealer brokers in the respective markets, average bid-offer spreads in the products we offer and transaction costs through alternative channels including the telephone. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

U.S. High-Grade Corporate Bond Commissions. Our U.S. high-grade corporate bond fee plans for fully electronic trades generally incorporate monthly distribution fees and variable transaction fees billed to our broker-dealer clients on a monthly basis. Certain dealers participate in fee programs that do not contain monthly distribution fees and instead incorporate additional per transaction execution fees and minimum monthly fee commitments. Under the fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. The U.S. high-grade transaction fee is generally designated in basis points in yield and, as a result, is subject to fluctuation depending on the duration of the bond traded. The average U.S. high-grade fees per million may vary in the future due to changes in yield and years-to-maturity of bonds traded on our platform.

Eurobond Commissions. Similar to the U.S. high-grade plans, our European fee plan incorporates monthly distribution fees as well as variable transaction fees. In June 2010, we launched a click-to-trade protocol in the European market. Click-to-trade is offered alongside our request-for-quote product and consists of streamed indicative pricing in credit and rates products. Clients have the ability to request a trade at the displayed price with the indicated dealer. In connection with the launch, the Eurobond fee plan was revised and a standard commission rate was established across most types of bonds. Prior to this change, the variable transaction fee was dependent on the type of bond traded and the maturity of the issue.

Other Commissions. Commissions for other bond, asset-backed and preferred securities trades generally vary based on the type and the maturity of the instrument traded. We generally operate using standard fee schedules that may include both transaction fees and monthly distribution fees that are charged to the participating dealers.

For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two back-to-back trades.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Revenue

In addition to the commissions discussed above, we earn revenue from technology products and services, information services fees paid by institutional investor and broker-dealer clients, income on investments and other income.

Technology Products and Services. Technology products and services includes software licenses, maintenance and support services and professional consulting services.

Information and User Access Fees. We charge information services fees for Corporate BondTicker™ to our broker-dealer clients, institutional investor clients and data-only subscribers. The information services fee is a flat monthly fee, based on the level of service. We also generate information services fees from the sale of bulk data to certain institutional investor clients and data-only subscribers. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client's users. To encourage institutional investor clients to execute trades on our platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

Investment Income. Investment income consists of income earned on our investments.

Other. Other revenues include fees from telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock-based compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to seven years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and non-information technology consultants for services provided for the maintenance of our trading platform and information services products.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors' expenses, charitable contributions, provision for doubtful accounts, and various state franchise and U.K. value-added taxes.

Expenses may grow in the future, notably in employee compensation and benefits, primarily due to investment in new products and geographic expansion. However, we believe that operating leverage can be achieved by increasing volumes in existing products and adding new products without substantial additions to our infrastructure.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the Notes to our Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of Estimates

On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Software Development Costs

We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn the commission through the difference in price between the two back-to-back trades. Fee programs for certain products include distribution fees which are recognized monthly.

Technology products and services. We generate revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. We generally sell software licenses and PCS together as part of multiple-element arrangements. We also enter into contracts for technology integration consulting services unrelated to any software product.

For arrangements that include multiple elements, generally software licenses and PCS, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. The VSOE of each element is based on historical evidence of stand-alone sales of these elements to third parties or the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. For PCS, the term is typically one year and revenue is recognized over the duration of the arrangement on a straight-line basis.

Professional consulting services are generally separately priced and are typically not essential to the functionality of the software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenues recognized in excess of billings are recorded as unbilled services within other assets. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. We enter into agreements with our broker-dealer clients pursuant to which we provide access to our platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. We recognize interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangibles Assets

Business combinations are accounted for under the purchase method. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

We perform an impairment review of goodwill on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Segment Results

As an electronic, multi-dealer platform for trading fixed-income securities, our operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Total revenues increased by $17.1 million or 9.4% to $198.2 million for the year ended December 31, 2012 from $181.1 million for the year ended December 31, 2011. This increase in total revenues was primarily due to an increase in commissions of $18.8 million.

Total expenses increased by $9.2 million or 8.9% to $111.5 million for the year ended December 31, 2012 from $102.4 million for the year ended December 31, 2011. The increase was primarily due to higher professional and consulting fees of $2.9 million, technology and communications expense of $1.9 million, employee compensation and benefits expense of $1.6 million and amortization and depreciation expenses of $1.5 million.

Income before taxes increased by $8.0 million or 10.1% to $86.7 million for the year ended December 31, 2012 from $78.7 million for the year ended December 31, 2011. Net income increased by $12.4 million or 25.9% to $60.1 million for the year ended December 31, 2012 from $47.7 million for the year ended December 31, 2011.

Revenues

Our revenues for the years ended December 31, 2012 and 2011, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2012		2011			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$174,199	87.9%	$155,444	85.8%	$18,755	12.1%
Technology products and services	12,351	6.2	14,310	7.9	(1,959)	(13.7)
Information and user access fees	7,435	3.8	7,199	4.0	236	3.3
Investment income	1,058	0.5	1,229	0.7	(171)	(13.9)
Other	3,161	1.6	2,917	1.6	244	8.4
Total revenues	$198,204	100.0%	$181,099	100.0%	$17,105	9.4%

Commissions. Our commission revenues for the years ended December 31, 2012 and 2011, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2012	2011	$ Change	% Change
	($ in thousands)			
Variable transaction fees				
U.S. high-grade	$ 72,272	$ 59,351	$12,921	21.8%
Eurobond	2,521	3,650	(1,129)	(30.9)
Emerging markets, high-yield and other	40,088	28,714	11,374	39.6
Total variable transaction fees	114,881	91,715	23,166	25.3
Distribution fees				
U.S. high-grade	49,691	49,580	111	0.2
Eurobond	9,627	14,149	(4,522)	(32.0)
Total distribution fees	59,318	63,729	(4,411)	(6.9)
Total commissions	$174,199	$155,444	$18,755	12.1%

Due in part to the continuing sovereign debt concerns and the competitive environment in Europe, trading volume in our Eurobond product significantly decreased over the past several years. Monthly distribution fees paid by most of our European broker-dealer market makers were reduced effective March 1, 2012, but the dealer variable fee schedule remained unchanged. Several additional European broker-dealer market-makers remain on the original fee plan and may move to the new fee plan in the future.

The following table shows the extent to which the increase in commissions for the year ended December 31, 2012 was attributable to changes in transaction volumes, variable transaction fees per million and distribution fees:

	Change from Year Ended December 31, 2011			
	U.S. High-Grade	Eurobond	Emerging Markets, High-Yield and Other	Total
	(In thousands)			
Volume increase (decrease)	$ 8,095	$ (237)	$ 3,989	$11,847
Variable transaction fee per million increase (decrease)	4,826	(892)	7,385	11,319
Monthly distribution fees increase (decrease)	111	(4,522)	—	(4,411)
Total commissions increase (decrease)	$13,032	$(5,651)	$11,374	$18,755

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade—fixed rate	$355,087	$311,758	$43,329	13.9%
U.S. high-grade—floating rate	12,603	11,802	801	6.8
Total U.S. high-grade	367,690	323,560	44,130	13.6
Eurobond	34,538	36,933	(2,395)	(6.5)
Emerging markets, high-yield and other	187,368	164,514	22,854	13.9
Total	$589,596	$525,007	$64,589	12.3%
Number of U.S. Trading Days	248	250		
Number of U.K. Trading Days	252	251		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. The 13.6% increase in U.S. high-grade volume was principally due to an increase in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by TRACE from 11.1% for the year ended December 31, 2011 to 12.4% for the year ended December 31, 2012. Estimated TRACE U.S. high-grade volume for the year ended December 31, 2012 was $3.0 trillion, an increase of approximately 1.6% from the year ended December 31, 2011. Our Eurobond volumes decreased by 6.5% for the year ended December 31, 2012 compared to the year ended December 31, 2011 due, in part, to unfavorable market conditions in the European region. Emerging markets, high-yield and other volume increased by 13.9% for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to higher emerging markets and high-yield bond volumes.

Our average variable transaction fee per million for the years ended December 31, 2012 and 2011 was as follows:

	Year Ended December 31,	
	2012	2011
Average Variable Transaction Fee Per Million		
U.S. high-grade—fixed rate	$202	$190
U.S. high-grade—floating rate	34	22
Total U.S. high-grade	197	183
Eurobond	73	99
Emerging markets, high-yield and other	214	175
Total	195	175

The U.S. high-grade average variable transaction fee per million increased to $197 per million for the year ended December 31, 2012 from $183 per million for the year ended December 31, 2011. The change was primarily due to an increase in the duration of bonds traded. Eurobond average variable transaction fee per million decreased to $73 per million for the year ended December 31, 2012 from $99 per million for the year ended December 31, 2011. Emerging markets, high-yield and other average variable transaction fee per million increased to $214 per million for the year ended December 31, 2012 from $175 per million for the year ended December 31, 2011, primarily due to a larger percentage of volume in products that carry higher fees per million, principally emerging markets and high-yield bonds.

Technology Products and Services. Technology products and services revenues decreased by $2.0 million or 13.7% to $12.4 million for the year ended December 31, 2012 from $14.3 million for the year ended December 31, 2011. The decrease was primarily a result of lower technology integration consulting services and lower software license sales primarily due to a shift to a rental software license model.

Information and User Access Fees. Information and user access fees increased by $0.2 million or 3.3% to $7.4 million for the year ended December 31, 2012 from $7.2 million for the year ended December 31, 2011.

Investment Income. Investment income decreased by $0.1 million or 13.9% to $1.1 million for the year ended December 31, 2012 from $1.2 million for the year ended December 31, 2011.

Other. Other revenues increased by $0.2 million or 8.4% to $3.2 million for the year ended December 31, 2012 from $2.9 million for the year ended December 31, 2011.

Expenses

Our expenses for the years ended December 31, 2012 and 2011, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2012		2011			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$ 60,361	30.5%	$ 58,786	32.5%	$1,575	2.7%
Depreciation and amortization	8,233	4.2	6,781	3.7	$1,452	21.4
Technology and communications	12,766	6.4	10,912	6.0	$1,854	17.0
Professional and consulting fees	13,081	6.6	10,138	5.6	$2,943	29.0
Occupancy	3,012	1.5	2,921	1.6	$ 91	3.1
Marketing and advertising	5,470	2.8	4,882	2.7	$ 588	12.0
General and administrative	8,595	4.3	7,946	4.4	$ 649	8.2
Total expenses	$111,518	56.3%	$102,366	56.5%	$9,152	8.9%

Employee Compensation and Benefits. Employee compensation and benefits increased by $1.6 million or 2.7% to $60.4 million for the year ended December 31, 2012 from $58.8 million for the year ended December 31, 2011. This increase was primarily attributable to higher wages and employment taxes and benefits aggregating $1.8 million and higher stock-based compensation expense of $1.5 million, offset by increased wage capitalization related to software development of $1.3 million. The increase in stock-based compensation expense was principally due to the cancelation of unvested stock options, restricted stock and performance shares related to the June 2011 resignation of the Company's president. The total number of employees increased to 240 as of December 31, 2012 from 232 as of December 31, 2011. As a percentage of total revenues, employee compensation and benefits expense decreased to 30.5% for the year ended December 31, 2012 from 32.5% for the year ended December 31, 2011.

Depreciation and Amortization. Depreciation and amortization expense increased by $1.5 million or 21.4% to $8.2 million for the year ended December 31, 2012 from $6.8 million for the year ended December 31, 2011. The increase was primarily due to an increase in amortization of software development costs of $0.9 million and an increase in depreciation for production hardware equipment of $0.4 million. For the years ended December 31, 2012 and 2011, we capitalized $5.2 million and $4.1 million, respectively, of software development costs. For the years ended December 31, 2012 and 2011, we capitalized $5.2 million and $3.2 million, respectively, of equipment and leasehold improvements. The higher equipment purchases were primarily due to the build-out of a replacement disaster recovery data center.

Technology and Communications. Technology and communications expense increased by $1.9 million or 17.0% to $12.8 million for the year ended December 31, 2012 from $10.9 million for the year ended December 31, 2011. The increase was primarily attributable to higher expenses associated with our new data center and increased market data, production data and telecommunication costs.

Professional and Consulting Fees. Professional and consulting fees increased by $2.9 million or 29.0% to $13.1 million for the year ended December 31, 2012 from $10.1 million for the year ended December 31, 2011. The increase was principally due to higher legal expense of $0.8 million, audit and tax services of $0.6 million and IT consulting of $0.6 million. Transaction costs related to the Xtrakter acquisition, mainly legal, audit and tax fees, amounted to approximately $1.1 million in 2012.

Occupancy. Occupancy costs increased by $0.1 million or 3.1% to $3.0 million for the year ended December 31, 2012 from $2.9 million for the year ended December 31, 2011.

Marketing and Advertising. Marketing and advertising expense increased by $0.6 million or 12% to $5.5 million for the year ended December 31, 2012 from $4.9 million for the year ended December 31, 2011. The increase was principally due to higher advertising costs of $0.2 million and public relations of $0.3 million.

General and Administrative. General and administrative expense increased by $0.6 million or 8.2% to $8.6 million for the year ended December 31, 2012 from $7.9 million for the year ended December 31, 2011. The increase was due to an increase in state and local sales tax and VAT tax of $1.3 million, offset by a decrease of $0.7 million in charges for doubtful accounts. In 2011, we recognized a credit of $1.0 million resulting from the settlement of a reimbursement claim on a previously paid sales tax. In 2011, we also recorded a charge for doubtful accounts of $0.9 million relating to the MF Global Inc. liquidation proceeding and a write-off of a minority investment of $0.6 million.

Provision for Income Tax

We recorded an income tax provision of $26.6 million and $31.0 million for the years ended December 31, 2012 and 2011, respectively. The decrease in the 2012 tax provision was primarily attributable to a non-recurring favorable income tax adjustment of $6.7 million, offset by an increase in pre-tax income.

Our consolidated effective tax rate for the twelve months ended December 31, 2012 was 30.7%, compared to 39.4% for the twelve months ended December 31, 2011. The 2012 provision includes a favorable income tax adjustment of $6.7 million relating to certain previously unrecognized tax benefits. We updated the recognition of certain acquired net operating loss carryforwards in response to a private letter ruling received from the Internal Revenue Service. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates.

As of December 31, 2012, we had restricted U.S. federal net operating loss carryforwards of approximately $17.1 million. The utilization of our U.S. net operating loss carryforwards is subject to an annual limitation as determined by Section 382 of the Internal Revenue Code.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Total revenues increased by $34.9 million or 23.8% to $181.1 million for the year ended December 31, 2011 from $146.2 million for the year ended December 31, 2010. This increase in total revenues was primarily due to an increase in commissions of $33.3 million.

Total expenses increased by $7.0 million or 7.4% to $102.4 million for the year ended December 31, 2011 from $95.3 million for the year ended December 31, 2010. The increase was primarily due to higher employee compensation and benefits of $2.3 million, professional and consulting fees of $1.6 million and marketing and advertising costs of $1.8 million.

Income before taxes increased by $27.8 million or 54.7% to $78.7 million for the year ended December 31, 2011 from $50.9 million for the year ended December 31, 2010. Net income increased by $16.3 million or 51.8% to $47.7 million for the year ended December 31, 2011 from $31.4 million for the year ended December 31, 2010.

Revenues

Our revenues for the years ended December 31, 2011 and 2010, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2011		2010			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$155,444	85.8%	$122,180	83.6%	$33,264	27.2%
Technology products and services	14,310	7.9	13,648	9.3	662	4.9
Information and user access fees	7,199	4.0	6,681	4.6	518	7.8
Investment income	1,229	0.7	1,192	0.8	37	3.1
Other	2,917	1.6	2,527	1.7	390	15.4
Total revenues	$181,099	100.0%	$146,228	100.0%	$34,871	23.8%

Commissions. Our commission revenues for the years ended December 31, 2011 and 2010, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2011	2010	$ Change	% Change
	($ in thousands)			
Variable transaction fees				
U.S. high-grade	$ 59,351	$ 46,329	$13,022	28.1%
Eurobond	3,650	5,963	(2,313)	(38.8)
Emerging markets, high-yield and other	28,714	19,728	8,986	45.5
Total variable transaction fees	91,715	72,020	19,695	27.3
Distribution fees				
U.S. high-grade	49,580	37,467	12,113	32.3
Eurobond	14,149	12,693	1,456	11.5
Total distribution fees	63,729	50,160	13,569	27.1
Total commissions	$155,444	$122,180	$33,264	27.2%

The $13.6 million increase in distribution fees for the year ended December 31, 2011 compared to the year ended December 31, 2010 was due principally to the migration of seven U.S. broker-dealer market makers in the prior 15 months from an all-variable fee plan to a plan that incorporates a combination of a monthly distribution fee and variable transaction fees and the addition of several new U.S. and European broker-dealer market makers to the platform.

The following table shows the extent to which the increase in commissions for the year ended December 31, 2011 was attributable to changes in transaction volumes, variable transaction fees per million and distribution fees:

	Change from Year Ended December 31, 2010			
	U.S. High-Grade	Eurobond	Emerging Markets, High-Yield and Other	Total
	(In thousands)			
Volume increase (decrease)	$15,259	$(1,580)	$10,154	$23,833
Variable transaction fee per million (decrease)	(2,237)	(733)	(1,168)	(4,138)
Monthly distribution fees increase	12,113	1,456	—	13,569
Total commissions increase (decrease)	$25,135	$ (857)	$ 8,986	$33,264

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade—fixed rate	$311,758	$235,698	$ 76,060	32.3%
U.S. high-grade—floating rate	11,802	7,698	4,104	53.3
Total U.S. high-grade	323,560	243,396	80,164	32.9
Eurobond	36,933	50,251	(13,318)	(26.5)
Emerging markets, high-yield and other	164,514	108,610	55,904	51.5
Total	$525,007	$402,257	$122,750	30.5%
Number of U.S. Trading Days	250	250		
Number of U.K. Trading Days	251	253		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. The 32.3% increase in U.S. high-grade volume was principally due to an increase in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by TRACE from 8.4% for the year ended December 31, 2010 to 11.1% for the year ended December 31, 2011. Estimated TRACE U.S. high-grade volume for the year ended December 31, 2011 was $2.9 trillion and increased approximately 1.0% from the year ended December 31, 2010. Our Eurobond volumes decreased by 26.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010. We believe that the decline in Eurobond volumes was due, in part, to continuing sovereign debt concerns which negatively impacted market conditions and the competitive environment in Europe. Emerging markets, high-yield and other volume increased by 51.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to higher agency volumes.

Our average variable transaction fee per million for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended December 31,	
	2011	2010
Average Variable Transaction Fee Per Million		
U.S. high-grade—fixed rate	$190	$196
U.S. high-grade—floating rate	22	28
Total U.S. high-grade	183	190
Eurobond	99	119
Emerging markets, high-yield and other	175	182
Total	175	179

The U.S. high-grade average variable transaction fee per million decreased to $183 per million for the year ended December 31, 2011 from $190 per million for the year ended December 31, 2010. The decline was primarily due to the migration of seven U.S. broker-dealer market makers from an all-variable plan to a plan that incorporates a combination of a monthly distribution fee and variable transaction fees. The decline was partially offset from an increase in the percentage of volume derived from broker-dealer clients on an all-variable plan. Eurobond average variable transaction fee per million decreased to $99 per million for the year ended December 31, 2011 from $119 per million for the year ended December 31, 2010. In June 2010, we launched a click-to-trade protocol in the European market. In connection with the launch, the Eurobond fee plan was generally revised downward. Emerging markets, high-yield and other average variable transaction fee per million decreased to $175 per million for the year ended December 31, 2011 from $182 per million for the year ended December 31, 2010, primarily due to a higher percentage of volume in products that carry lower fees per million, principally agency bonds.

Technology Products and Services. Technology products and services revenues increased by $0.7 million or 4.9% to $14.3 million for the year ended December 31, 2011 from $13.6 million for the year ended December 31, 2010. The increase was primarily a result of higher technology integration consulting services.

Information and User Access Fees. Information and user access fees increased by $0.5 million or 7.8% to $7.2 million for the year ended December 31, 2011 from $6.7 million for the year ended December 31, 2010.

Investment Income. Investment income was $1.2 million for each of the years ended December 31, 2011 and December 31, 2010.

Other. Other revenues increased by $0.4 million or 15.4% to $2.9 million for the year ended December 31, 2011 from $2.5 million for the year ended December 31, 2010. The increase was primarily a result of higher initial set-up fees from broker-dealer clients.

Expenses

Our expenses for the years ended December 31, 2011 and 2010, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2011		2010			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$ 58,786	32.5%	$56,446	38.6%	$2,340	4.1%
Depreciation and amortization	6,781	3.7	6,350	4.3	431	6.8
Technology and communications	10,912	6.0	9,982	6.8	930	9.3
Professional and consulting fees	10,138	5.6	8,503	5.8	1,635	19.2
Occupancy	2,921	1.6	2,997	2.0	(76)	(2.5)
Marketing and advertising	4,882	2.7	3,075	2.1	1,807	58.8
General and administrative	7,946	4.4	7,965	5.4	(19)	(0.2)
Total expenses	$102,366	56.5%	$95,318	65.2%	$7,048	7.4%

Employee Compensation and Benefits. Employee compensation and benefits increased by $2.3 million or 4.1% to $58.8 million for the year ended December 31, 2011 from $56.4 million for the year ended December 31, 2010. This increase was primarily attributable to higher incentive compensation of $2.3 million due to improved operating performance and higher wages and employment taxes and benefits aggregating $2.2 million, offset by a decline in stock-based compensation expense of $2.1 million. The lower stock-based compensation expense was principally due to the cancelation of unvested stock options, restricted stock and performance shares related to the June 2011 resignation of the Company's President. The total number of employees increased to 232 as of December 31, 2011 from 227 as of December 31, 2010. As a percentage of total revenues, employee compensation and benefits expense decreased to 32.5% for the year ended December 31, 2011 from 38.6% for the year ended December 31, 2010.

Depreciation and Amortization. Depreciation and amortization expense increased by $0.4 million or 6.8% to $6.8 million for the year ended December 31, 2011 from $6.4 million for the year ended December 31, 2010. The increase was primarily due to higher depreciation of production and office hardware costs of $0.4 million. For the years ended December 31, 2011 and 2010, we capitalized $4.1 million and $1.9 million, respectively, of software development costs, and $3.2 million and $5.2 million, respectively, of equipment and leasehold improvements. The 2010 equipment and leasehold improvement expenditures included $3.0 million associated with the move of our corporate offices to new premises in New York City in the first quarter of 2010.

Technology and Communications. Technology and communications expense increased by $0.9 million or 9.3% to $10.9 million for the year ended December 31, 2011 from $10.0 million for the year ended December 31, 2010. The increase was primarily attributable to higher expenses associated with production data and telecommunication costs.

Professional and Consulting Fees. Professional and consulting fees increased by $1.6 million or 19.2% to $10.1 million for the year ended December 31, 2011 from $8.5 million for the year ended December 31, 2010. The increase was principally due to higher technology consulting costs of $1.2 million and legal expense, principally in connection with proposed swap execution facility-related regulation, of $0.9 million.

Occupancy. Occupancy costs decreased by $0.1 million or 2.5% to $2.9 million for the year ended December 31, 2011 from $3.0 million for the year ended December 31, 2010.

Marketing and Advertising. Marketing and advertising expense increased by $1.8 million or 58.8% to $4.9 million for the year ended December 31, 2011 from $3.1 million for the year ended December 31, 2010. The increase was principally due to higher advertising costs of $0.9 million associated with our credit default swaps trading capabilities and travel and entertainment expenses related to sales activities of $0.6 million.

General and Administrative. General and administrative expense was $7.9 million for each of the years ended December 31, 2011 and 2010. During 2011, a credit of $1.0 million resulting from the settlement of a reimbursement claim on a previously paid sales tax was offset by a higher charge for doubtful accounts of $0.6 million and a write-off of a minority investment of $0.6 million. During the fourth quarter of 2011, MF Global Inc., a broker-dealer market maker on our platform, entered a liquidation proceeding. In connection with the proceeding, we recorded a 100% allowance against outstanding receivables amounting to $0.9 million.

Provision for Income Tax

We recorded an income tax provision of $31.0 million and $19.5 million for the years ended December 31, 2011 and 2010, respectively. The increase in the tax provision was primarily attributable to the $27.8 million increase in pre-tax income. With the exception of certain foreign and state and local taxes, the provision for income taxes was largely a non-cash expense since we had net operating loss and tax credit carryforwards available to offset the majority of U.S. taxable income. We fully utilized the balance of our unrestricted U.S. federal net operating loss carryforward during 2011, which we expect will result in an increase in cash paid for income taxes in subsequent years.

Our consolidated effective tax rate for the year ended December 31, 2011 was 39.4% compared to 38.3% for the year ended December 31, 2010. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates.

As of December 31, 2011, we had restricted U.S. federal net operating loss carryforwards of approximately $12.3 million. The utilization of our U.S. net operating loss carryforwards is subject to an annual limitation of approximately $2.1 million as determined by Section 382 of the Internal Revenue Code.

Quarterly Results of Operations

Our quarterly results have varied significantly as a result of:

- changes in trading volume due to market conditions, changes in the number of trading days in certain quarters, and seasonality effects caused by slow-downs in trading activity during certain periods;
- changes in the number of broker-dealers and institutional investors using our trading platform as well as variation in usage by existing clients;
- expansion of the products we offer to our clients; and
- variance in our expenses, particularly employee compensation and benefits.

The following table sets forth certain unaudited consolidated quarterly income statement data for the eight quarters ended December 31, 2012. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(In thousands, except per share data) (unaudited)							
Revenues								
Commissions	$44,228	$42,379	$42,690	$44,902	$38,761	$39,822	$39,076	$37,785
Technology products and services	3,244	2,979	3,220	2,908	3,439	3,779	3,984	3,108
Information and user access fees	1,878	1,896	1,790	1,871	1,960	1,831	1,719	1,689
Interest income	236	251	268	303	317	303	310	299
Other	801	752	857	751	658	829	702	728
Total revenues	50,387	48,257	48,825	50,735	45,135	46,564	45,791	43,609
Expenses								
Employee compensation and benefits	14,579	14,636	15,305	15,841	13,707	13,707	15,104	16,268
Depreciation and amortization	2,337	2,081	1,961	1,854	1,793	1,799	1,627	1,562
Technology and communications	3,534	3,262	3,015	2,955	2,916	2,772	2,724	2,500
Professional and consulting fees	4,018	3,202	2,837	3,024	2,354	2,247	2,665	2,872
Occupancy	764	732	757	759	726	721	708	766
Marketing and advertising	1,224	1,067	1,732	1,447	1,380	1,280	1,248	974
General and administrative	2,402	2,068	2,018	2,107	3,393	1,742	1,810	1,001
Total expenses	28,858	27,048	27,625	27,987	26,269	24,268	25,886	25,943
Income before income taxes	21,529	21,209	21,200	22,748	18,866	22,296	19,905	17,666
Provision for income taxes(1)	1,064	7,727	8,571	9,255	7,323	8,852	7,968	6,886
Net income	$20,465	$13,482	$12,629	$13,493	$11,543	$13,444	$11,937	$10,780
Net income per common share:								
Basic	$ 0.56	$ 0.37	$ 0.35	$ 0.37	$ 0.31	$ 0.36	$ 0.32	$ 0.30
Diluted(1)	$ 0.54	$ 0.36	$ 0.34	$ 0.35	$ 0.29	$ 0.34	$ 0.30	$ 0.27

(1) In the fourth quarter of 2012, the Company recognized a favorable income tax adjustment of $6.7 million, or $0.18 per share, relating to certain previously unrecognized tax benefits.

The following tables set forth trading volume and average variable transaction fee per million traded for the eight quarters ended December 31, 2012.

	Three Months Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(In millions)							
Trading Volume Data								
U.S. high-grade — fixed rate	$ 89,211	$ 83,193	$ 87,686	$ 94,997	$ 73,181	$ 79,233	$ 77,077	$ 82,267
U.S. high-grade — floating rate	3,499	2,795	2,984	3,325	2,278	2,761	3,825	2,938
Total U.S. high-grade	92,710	85,988	90,670	98,322	75,459	81,994	80,902	85,205
Eurobond	7,995	6,016	7,793	12,734	8,042	7,580	9,998	11,313
Emerging markets, high-yield and other	48,373	45,748	46,313	146,934	41,699	42,092	42,061	38,661
Total	$149,078	$137,752	$144,776	$157,990	$125,200	$131,666	$132,961	$135,179

	Three Months Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Average Variable Transaction Fee Per Million								
U.S. high-grade — fixed rate	$200	$209	$208	$194	$195	$195	$192	$178
U.S. high-grade — floating rate	45	37	28	25	27	24	22	17
Total U.S. high-grade	193	203	202	188	190	189	184	172
Eurobond	80	79	74	65	92	108	95	101
Emerging markets, high-yield and other	232	216	205	202	166	175	182	176
Total	200	202	196	183	175	180	177	167
Number of U.S. trading days	60	63	63	62	61	64	63	62
Number of U.K. trading days	64	64	60	64	63	65	60	63

Liquidity and Capital Resources

During the past three years, we have met our funding requirements through cash on hand and internally generated funds. Cash and cash equivalents and securities available-for-sale totaled $180.1 million at December 31, 2012.

On January 14, 2013, we entered into a three-year credit agreement that provides for revolving loans and letters of credit up to an aggregate of $50.0 million. Subject to satisfaction of certain specified conditions, we are permitted to upsize the credit facility by an additional $50.0 million in total.

Our cash flows were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net cash provided by operating activities	$ 81,582	$ 65,478	$ 64,146
Net cash provided by (used in) investing activities	15,030	(8,576)	(7,720)
Net cash (used in) financing activities	(136,175)	(11,199)	(33,849)
Effect of exchange rate changes on cash and cash equivalents	(1,149)	(1,077)	(924)
Net (decrease) increase for the period	$ (40,712)	$ 44,626	$ 21,653

We define free cash flow as cash flow from operating activities less expenditures for furniture, equipment and leasehold improvements and capitalized software development costs. For the years ended December 31, 2012, 2011 and 2010, free cash flow was $71.2 million, $58.3 million and $57.0 million, respectively. Free cash flow is a non-GAAP financial measure. We believe that this non-GAAP financial measure, when taken into consideration with the corresponding GAAP financial measures, is important in gaining an understanding of our financial strength and cash flow generation.

Cash Flows for the Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by operating activities was $81.6 million for the year ended December 31, 2012 compared to $65.5 million for the year ended December 31, 2011. The $16.1 million increase was due to higher net income of $12.4 million and an increase in cash provided by working capital of $17.5 million, offset by a decrease in deferred taxes of $16.8 million. We fully utilized the balance of our unrestricted U.S. federal net operating loss carryforward during 2011, which resulted in an increase in cash paid for income taxes in 2012. During 2012, cash paid for income taxes was $15.1 million compared to $10.2 million in 2011.

Net cash provided by investing activities was $15.0 million for the year ended December 31, 2012 compared to net cash used in investing activities of $8.6 million for the year ended December 31, 2011. The $23.6 million increase was primarily due to net sales and maturities of securities available-for-sale of $25.4 million in 2012 compared to net purchases of securities available-for-sale of $4.9 million for the year ended December 31, 2011. Capital expenditures were $10.4 million and $7.2 million for the years ended December 31, 2012 and 2011, respectively. The increase in capital expenditures was primarily due to the build-out of a replacement disaster recovery data center in 2012.

Net cash used in financing activities was $136.2 million for the year ended December 31, 2012 compared to $11.2 million for the year ended December 31, 2011. The $125.0 million increase in net cash used in financing activities was principally due to an increase in repurchases of our common stock of $68.2 million, which included $52.8 million acquired from JPMorgan Chase & Co. ("JPM"), an increase in withholding tax payments on restricted stock vesting and stock option exercises of $15.6 million and an increase in cash dividends paid in 2012 on our common stock of $50.4 million, offset by an increase in excess tax benefits from stock-based compensation of $7.5 million and the exercise of stock options of $1.7 million. We paid a special dividend on our common stock in December 2012 of $47.6 million.

Cash Flows for the Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net cash provided by operating activities was $65.5 million for the year ended December 31, 2011 compared to $64.1 million for the year ended December 31, 2010. The $1.3 million increase in net cash provided by operating activities was primarily due to an increase in net income of $16.3 million, offset by a decrease in cash used for working capital of $14.6 million and lower non-cash stock based compensation expense of $2.1 million. We fully utilized the balance of our unrestricted U.S. federal net operating loss carryforward during 2011, which resulted in an increase in cash paid for income taxes in 2011. During 2011, cash paid for income taxes was $10.2 million compared to $2.2 million in 2010.

Net cash used in investing activities was $8.6 million for the year ended December 31, 2011 compared to $7.7 million for the year ended December 31, 2010. Net purchases of securities available-for-sale were $4.9 million in 2011 compared to $0.6 million in December 31, 2010. Capital expenditures were $7.2 million and $7.1 million for the years ended December 31, 2011 and 2010, respectively. Securities and cash provided as collateral decreased by $3.5 million in 2011.

Net cash used in financing activities was $11.2 million for the year ended December 31, 2011 compared to $33.8 million for the year ended December 31, 2010. The $22.7 million decrease in net cash used in financing activities was principally due to a reduction in repurchases of our common stock of $23.1 million and an increase in windfall tax benefits on stock-based compensation of $5.7 million, offset by an increase of $2.4 million in withholding tax payments on restricted stock vesting and stock option exercises and an increase of $3.1 million in cash dividends paid in 2011 on common stock.

Other Factors Relating to Liquidity and Capital Resources

We are dependent on our broker-dealer clients who are not restricted from buying and selling fixed-income securities with institutional investors, either directly or through their own proprietary or third-party platforms. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. The loss of, or a significant reduction in the use of our electronic platform by, our broker-dealer clients could reduce our cash flows, affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.

We believe that our current cash resources and borrowing capacity under our credit facility are adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In addition, we fully utilized the balance of our unrestricted U.S. federal net operating loss carryforward during 2011, which resulted in an increase in cash paid for income taxes in 2012, and we expect further increases in subsequent years. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, would likely be pursuant to the terms of our credit facility with JPM, which includes restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

We have three regulated subsidiaries, MarketAxess Corporation, MarketAxess Europe Limited and MarketAxess Canada Ltd. MarketAxess Corporation is a registered broker-dealer in the U.S., MarketAxess Europe Limited is a registered multilateral trading facility dealer in the U.K. and MarketAxess Canada Ltd. is a registered Alternative Trading System dealer in the Province of Ontario. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The relevant regulations prohibit a registrant from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification to or approval from its principal regulator. The capital structures of our subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. Subject to rulemaking pursuant to the Dodd-Frank Act, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility and we will be required to maintain an additional amount of minimum net capital in connection with such facilities. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2012:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$63,624	$13,151	$479
Minimum net capital required	2,266	2,943	277
Excess net capital	$61,358	$10,208	$202

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. We act as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under securities clearing agreements with the independent third party, we maintain collateral deposits with the clearing broker in the form of cash. As of December 31, 2012, the amount of the collateral deposits included in prepaid expenses and other assets in the Consolidated Statements of Financial Condition was $0.9 million. We are exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreements between us and the independent clearing broker, the clearing broker has the right to charge us for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2012, we had not recorded any liabilities with regard to this right.

In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

In October 2011, our Board of Directors authorized a share repurchase program for up to $35.0 million of our common stock. As of December 31, 2012, a total of 955,342 shares were repurchased at an aggregate cost of $29.2 million. Shares repurchased under the program are held in treasury for future use. Through February 20, 2013, no additional shares have been repurchased under this plan.

In January 2013, our Board of Directors approved a quarterly cash dividend of $0.13 per share payable on February 28, 2013 to stockholders of record as of the close of business on February 14, 2013. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors. The Board of Directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends to our stockholders or by our subsidiaries to the parent and any such other factors as the Board of Directors may deem relevant.

On October 26, 2012, we entered into an agreement to acquire all of the outstanding shares of Xtrakter from Euroclear S.A./N.V. The aggregate purchase price is £26.0 million (approximately $40.5 million) in cash, plus transaction costs, and is subject to a post-closing adjustment based on the net working capital of Xtrakter on the closing date. The purchase price will be funded from available cash on hand. We received FSA approval of the change in control on February 18, 2013 and expect to complete the acquisition of Xtrakter on or about February 28, 2013.

Effects of Inflation

Because the majority of our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our financial position and results of operations.

Contractual Obligations and Commitments

As of December 31, 2012, we had the following contractual obligations and commitments:

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(In thousands)		
Operating leases	$17,831	$ 1,796	$3,789	$4,991	$7,255
Capital leases	364	322	42	—	—
Foreign currency forward contract	15,809	15,809	—	—	—
	$34,004	$17,927	$3,831	$4,991	$7,255

We enter into foreign currency forward contracts to hedge the exposure to variability in foreign currency cash flows resulting from the net investment in our U.K. subsidiary. As of December 31, 2012, the notional value of the foreign currency forward contract outstanding was $15.8 million and the gross and net fair value liability was $17,000.

In January 2013, our Board of Directors approved a quarterly dividend to be paid to the holders of the outstanding shares of capital stock. A cash dividend of $0.13 per share of voting and non-voting common stock outstanding will be payable on February 28, 2013 to stockholders of record as of the close of business on February 14, 2013. We expect the total amount payable to be approximately $4.9 million.

On January 14, 2013, we entered into a three-year credit agreement that provides for revolving loans and letters of credit up to an aggregate of $50.0 million. Subject to satisfaction of certain specified conditions, we are permitted to upsize the credit facility by an additional $50.0 million in total.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2012, we had a $51.2 million investment in securities available-for-sale. Adverse movements, such as a 10% decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Item 1A. *Risk Factors*, "Risks Related to Our Industry — *Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.*"

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments, U.S. Treasury obligations and fixed-income securities in which we invest. As of December 31, 2012, our cash and cash equivalents and securities available-for-sale amounted to $180.1 million and were primarily invested in money market instruments, U.S. government obligations and municipal securities. We do not maintain an inventory of bonds that are traded on our platform.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiary. As of December 31, 2012, the notional value of our foreign currency forward contract was $15.8 million. In October 2012, we purchased a foreign exchange call option to economically hedge the Xtrakter purchase price of £26.0 million. We do not speculate in any derivative instruments.

Credit Risk

We act as a riskless principal through MarketAxess Corporation and MarketAxess Europe Limited in certain transactions that we execute between clients. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by us. There can be no assurance that the policies and procedures we use to manage this credit risk will effectively mitigate our credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration we are exposed to certain credit risk.

Item 8. ***Financial Statements and Supplementary Data.***

MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited supplementary data regarding consolidated quarterly income statement data are incorporated by reference to the information set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section captioned "Quarterly Results of Operations."

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of MarketAxess Holdings Inc.:

In our opinion, the accompanying consolidated statements of financial condition and related consolidated statements of operations, consolidated statements of other comprehensive income, consolidated statements of changes in stockholders' equity, and consolidated statements of cash flows, present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 21, 2013

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31	
	2012	2011
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and cash equivalents	$128,908	$169,620
Securities available-for-sale	51,208	78,110
Accounts receivable, net of allowance of $75 and $1,086 as of December 31, 2012 and 2011, respectively	31,044	36,170
Deferred tax assets, net	9,442	8,089
Goodwill and intangible assets, net of accumulated amortization	33,134	34,544
Capitalized software, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	18,009	14,460
Prepaid expenses and other assets	8,096	8,465
Total assets	$279,841	$349,458
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued employee compensation	$ 19,916	$ 19,425
Deferred revenue	4,864	5,326
Accounts payable, accrued expenses and other liabilities	12,344	12,268
Total liabilities	37,124	37,019
Commitments and Contingencies (Note 12)	—	—
Stockholders' equity		
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2012 and 2011	—	—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2012 and 2011	—	—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 38,902,294 shares and 37,725,394 shares issued and 37,407,135 shares and 36,183,655 shares outstanding as of December 31, 2012 and 2011, respectively	118	113
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, no shares and 2,585,654 shares issued and outstanding as of December 31, 2012 and 2011, respectively	—	9
Additional paid-in capital	283,609	340,716
Treasury stock — Common stock voting, at cost, 1,495,159 shares and 1,541,739 shares as of December 31, 2012 and 2011, respectively	(32,273)	(25,933)
Accumulated deficit	(5,644)	(584)
Accumulated other comprehensive loss	(3,093)	(1,882)
Total stockholders' equity	242,717	312,439
Total liabilities and stockholders' equity	$279,841	$349,458

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Revenues			
Commissions	$174,199	$155,444	$122,180
Technology products and services	12,351	14,310	13,648
Information and user access fees	7,435	7,199	6,681
Investment income	1,058	1,229	1,192
Other	3,161	2,917	2,527
Total revenues	198,204	181,099	146,228
Expenses			
Employee compensation and benefits	60,361	58,786	56,446
Depreciation and amortization	8,233	6,781	6,350
Technology and communications	12,766	10,912	9,982
Professional and consulting fees	13,081	10,138	8,503
Occupancy	3,012	2,921	2,997
Marketing and advertising	5,470	4,882	3,075
General and administrative	8,595	7,946	7,965
Total expenses	111,518	102,366	95,318
Income before income taxes	86,686	78,733	50,910
Provision for income taxes	26,617	31,029	19,482
Net income	$ 60,069	$ 47,704	$ 31,428
Net income per common share			
Basic	$ 1.65	$ 1.29	$ 0.86
Diluted	$ 1.59	$ 1.20	$ 0.80
Cash dividends declared per common share	$ 1.74	$ 0.36	$ 0.28
Weighted average shares outstanding			
Basic	36,516	37,006	33,159
Diluted	37,816	39,608	39,051

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net income	$60,069	$47,704	$31,428
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	(748)	(634)	(564)
Unrealized net (loss) gain on securities available-for-sale, net of tax	(463)	403	304
Comprehensive Income	$58,858	$47,473	$31,168

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Voting	Common Stock Non - Voting	Additional Paid-In Capital	Receivable for Common Stock Subscribed	Treasury Stock - Common Stock Voting	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
				(In thousands)				
Balance at December 31, 2009	$104	$ 9	$313,896	$(713)	$(40,000)	$(55,403)	$(1,391)	$216,502
Net income	—	—	—	—	—	31,428	—	31,428
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(564)	(564)
Unrealized net gain on securities available-for-sale, net of tax	—	—	—	—	—	—	304	304
Stock-based compensation	—	—	8,969	—	—	—	—	8,969
Exercise of stock options	4	—	6,757	—	—	—	—	6,761
Withholding tax payments on restricted stock vesting and stock option exercises	—	—	(2,055)	—	—	—	—	(2,055)
Tax benefit from the exercise of warrants in prior years	—	—	11,429	—	—	—	—	11,429
Excess tax benefits from stock-based compensation	—	—	1,619	—	—	—	—	1,619
Repayment of promissory notes	—	—	—	713	—	—	—	713
Purchase of treasury stock	—	—	—	—	(30,000)	—	—	(30,000)
Cash dividend on common stock and Series B Preferred Stock	—	—	—	—	—	(10,630)	—	(10,630)
Balance at December 31, 2010	108	9	340,615	—	(70,000)	(34,605)	(1,651)	234,476
Net income	—	—	—	—	—	47,704	—	47,704
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(634)	(634)
Unrealized net gain on securities available-for-sale, net of tax	—	—	—	—	—	—	403	403
Stock-based compensation	—	—	6,859	—	—	—	—	6,859
Exercise of stock options	4	—	6,803	—	—	—	—	6,807
Withholding tax payments on restricted stock vesting and stock option exercises			(4,415)					(4,415)
Conversion of Series B Preferred stock to common stock voting	1	—	(20,688)	—	51,002	—	—	30,315
Tax benefit from the exercise of warrants in prior years	—	—	4,237	—	—	—	—	4,237
Excess tax benefits from stock-based compensation	—	—	7,305	—	—	—	—	7,305
Purchase of treasury stock	—	—	—	—	(6,935)	—	—	(6,935)
Cash dividend on common stock	—	—	—	—	—	(13,683)	—	(13,683)
Balance at December 31, 2011	113	9	340,716	—	(25,933)	(584)	(1,882)	312,439
Net income	—	—	—	—	—	60,069	—	60,069
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(748)	(748)
Unrealized net (loss) on securities available-for-sale, net of tax	—	—	—	—	—	—	(463)	(463)
Stock-based compensation	—	—	8,385	—	—	—	—	8,385
Exercise of stock options	3	—	8,522	—	—	—	—	8,525
Withholding tax payments on restricted stock vesting and stock option exercises	—	—	(20,003)	—	—	—	—	(20,003)
Excess tax benefits from stock-based compensation	—	—	14,775	—	—	—	—	14,775
Conversion of common stock non-voting to common stock voting	2	(2)	(15,878)	—	15,878	—	—	—
Repurchases of common stock	—	(7)	(52,908)	—	(22,218)	—	—	(75,133)
Cash dividend on common stock	—	—	—	—	—	(65,129)	—	(65,129)
Balance at December 31, 2012	$118	$—	$283,609	$ —	$(32,273)	$ (5,644)	$(3,093)	$242,717

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Cash flows from operating activities			
Net income	$ 60,069	$ 47,704	$ 31,428
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,233	6,781	6,350
Stock-based compensation expense	8,385	6,859	8,969
Deferred taxes	(643)	16,129	15,767
Provision for bad debts	519	1,177	602
Other	685	—	(411)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	4,607	(11,665)	(3,134)
Decrease (increase) in prepaid expenses and other assets	412	(4,074)	57
Increase in accrued employee compensation	491	1,634	2,634
(Decrease) increase in deferred revenue	(462)	755	309
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(714)	178	1,575
Net cash provided by operating activities	81,582	65,478	64,146
Cash flows from investing activities			
Securities available-for-sale:			
Proceeds from sales	23,663	—	15,377
Proceeds from maturities	18,313	27,419	49,988
Purchases	(16,543)	(32,302)	(66,008)
Securities and cash (provided) received as collateral	(43)	3,532	32
Purchases of furniture, equipment and leasehold improvements	(5,153)	(3,160)	(5,205)
Capitalization of software development costs	(5,207)	(4,065)	(1,904)
Net cash provided by (used in) investing activities	15,030	(8,576)	(7,720)
Cash flows from financing activities			
Cash dividend on common stock and Series B Preferred Stock	(64,041)	(13,683)	(10,630)
Exercise of stock options	8,525	6,807	6,761
Excess tax benefits from stock-based compensation	14,775	7,305	1,619
Withholding tax payments on restricted stock vesting and stock option exercises	(20,003)	(4,415)	(2,055)
Repurchase of common stock	(75,133)	(6,935)	(30,000)
Other	(298)	(278)	456
Net cash (used in) financing activities	(136,175)	(11,199)	(33,849)
Effect of exchange rate changes on cash and cash equivalents	(1,149)	(1,077)	(924)
Cash and cash equivalents			
Net (decrease) increase for the period	(40,712)	44,626	21,653
Beginning of period	169,620	124,994	103,341
End of period	$ 128,908	$169,620	$124,994
Supplemental cash flow information:			
Cash paid during the year			
Cash paid for income taxes	$ 15,102	$ 10,177	$ 2,228
Non-cash activity			
Conversion of Series B Preferred Stock to common stock	$ —	$ 30,315	$ —
Conversion of common stock non-voting to common stock voting	15,880	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. (the "Company") was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, credit default swaps, agencies, high-yield and emerging markets bonds and asset-backed and preferred securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. In addition, the Company provides FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties.

For 2011 and 2010, JPMorgan Chase & Co. ("JPM") was the Company's sole stockholder broker-dealer client. During the first quarter of 2012, JPM sold its shares of the Company's common stock and is no longer considered a related party. See Note 8, "Related Parties."

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities Available-for-Sale

The Company classifies its marketable securities as available-for-sale securities. Unrealized marketable securities gains and losses, net of taxes, are reflected as a net amount under the caption of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses are recorded in the Consolidated Statements of Operations in other revenues. For the purpose of computing realized gains and losses, cost is determined on a specific identification basis.

The Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. The portion of an other-than-temporary impairment related to credit loss is recorded as a charge in the Consolidated Statements of Operations. The remainder is recognized in other comprehensive loss if the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security prior to recovery. No charges for other-than-temporary losses were recorded during 2012, 2011 or 2010.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds, securities available-for-sale portfolio, one foreign currency forward contract and one foreign currency option contract.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations.

The allowance for doubtful accounts was $0.1 million, $1.1 million and $0.4 million as of December 31, 2012, 2011 and 2010, respectively. The provision for bad debts was $0.5 million, $1.2 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. During the fourth quarter of 2011, MF Global Inc., a broker-dealer market maker on the Company's platform, entered a liquidation proceeding. In connection with the proceeding, the Company recorded a 100% allowance against outstanding receivables amounting to $0.9 million. Write-offs and other charges against the allowance for doubtful accounts were $1.4 million, $0.2 million and $0.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cash Provided as Collateral

Cash is provided as collateral for electronic bank settlements and broker-dealer clearance accounts. Cash provided as collateral is included in prepaid expenses and other assets in the Consolidated Statements of Financial Condition.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to hedge its net investment in its U.K. subsidiary. Gains and losses on these transactions are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

Revenue Recognition

The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two back-to-back trades. Fee programs for certain products include distribution fees which are recognized monthly.

Technology products and services. The Company generates revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company generally sells software licenses and PCS together as part of multiple-element arrangements. The Company also enters into contracts for technology integration consulting services unrelated to any software product.

For arrangements that include multiple elements, generally software licenses and PCS, the Company allocates and defers revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. The Company's VSOE of each element is based on historical evidence of stand-alone sales of these elements to third parties or the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. For PCS, the term is typically one year and revenue is recognized over the duration of the arrangement on a straight-line basis.

Professional consulting services are generally separately priced and are typically not essential to the functionality of the Company's software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2012, 2011 and 2010. Revenues recognized in excess of billings are recorded as unbilled services within other assets. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years. Initial set-up fees are reported in other income in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangible Assets

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Earnings Per Share

For 2010, earnings per share ("EPS") was calculated using the two-class method. Basic EPS is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding for the period, including consideration of the two-class method to the extent that participating securities were outstanding during the period. Under the two-class method, undistributed net income is allocated to common stock and participating securities based on their respective right to share in dividends. The Series B Preferred Stock was convertible into shares of common stock and also included a right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such securities were convertible at the time. Due to these rights, the Series B Preferred Stock was considered a participating security requiring the use of the two-class method for the computation of basic EPS.

In January 2011, all of the shares of the Series B Preferred Stock were mandatorily and automatically converted into shares of common stock. For 2011 and 2012, basic EPS is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding during the period.

Diluted EPS is computed using the more dilutive of the (a) if-converted method or (b) two-class method. Since the Series B Preferred Stock participated equally with the common stock in dividends and unallocated income, diluted EPS under the if-converted method was and is equivalent to the two-class method. The weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that simplifies goodwill impairment tests. The new guidance states that a "qualitative" assessment may be performed to determine whether further impairment testing is necessary. This accounting standard is effective for fiscal years beginning on or after December 15, 2011. The Company adopted the new guidance effective January 1, 2012 and there was no material impact on the Company's Consolidated Financial Statements.

In 2011, the FASB issued new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Stockholders' Equity. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the Consolidated Statement of Operations has been deferred. This accounting standard is effective for fiscal years beginning on or after December 15, 2011. The Company adopted the new guidance effective January 1, 2012 and has presented a separate Statement of Comprehensive Income in the Company's Consolidated Financial Statements.

3. Net Capital Requirements and Customer Protection Requirements

MarketAxess Corporation, a U.S. subsidiary, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). MarketAxess Corporation claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. MarketAxess Europe Limited, a U.K. subsidiary, is registered as a Multilateral Trading Facility dealer with the Financial Services Authority ("FSA") in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. MarketAxess Europe Limited and MarketAxess Canada Limited are subject to certain financial resource requirements of the FSA and the Ontario Securities Commission, respectively. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2012:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$63,624	$13,151	$479
Minimum net capital required	2,266	2,943	277
Excess net capital	$61,358	$10,208	$202

The Company's regulated subsidiaries are subject to U.S., U.K. and Canadian regulations which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, respectively, without prior notification to or approval from such regulated entity's principal regulator.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2012				
Money market funds	$ 83,519	$ —	$—	$ 83,519
Securities available-for-sale				
U.S. government obligations	—	31,104	—	31,104
Municipal securities	—	17,947	—	17,947
Corporate bonds	—	2,157	—	2,157
Foreign currency forward and option contracts	—	15	—	15
	$ 83,519	$51,223	$—	$134,742
As of December 31, 2011				
Money market funds	$111,256	$ —	$—	$111,256
Securities available-for-sale				
U.S. government obligations	—	55,460	—	55,460
Municipal securities	—	20,612	—	20,612
Corporate bonds	—	2,038	—	2,038
Foreign currency forward contract	—	155	—	155
	$111,256	$78,265	$—	$189,521

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward and options contracts are classified within Level 2 as the valuation inputs are based on quoted market prices. There were no financial assets classified within Level 3 during 2012 and 2011.

The Company enters into foreign currency forward contracts to hedge the exposure to variability in foreign currency cash flows resulting from the net investment in the Company's U.K. subsidiary. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are for a one-month period and are used to limit exposure to foreign currency exchange rate fluctuations. Gains or losses on foreign currency forward contracts designated as hedges are included in accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. The gross and net fair value liability as of December 31, 2012 is included in accounts payable and the gross and net fair value asset as of December 31, 2011 is included in accounts receivable, in the Consolidated Statements of Financial Condition.

A summary of the foreign currency forward contracts is as follows:

	As of December 31,	
	2012	2011
	(In thousands)	
Notional value	$15,792	$28,671
Fair value of notional	15,809	28,516
Gross and net fair value (liability) asset	$ (17)	$ 155

In October 2012, the Company purchased a foreign exchange call option to economically hedge the £26.0 million purchase price of Xtrakter Limited ("Xtrakter") (See Note 16, "Acquisition"). As of December 31, 2012, the fair value of the call option was $32,000. A mark-to-market loss of $0.3 million was included in general and administrative expense in the Consolidated Statement of Operations for the year ended December 31, 2012.

The following is a summary of the Company's securities available-for-sale:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
As of December 31, 2012				
U.S. government obligations	$30,255	$ 849	$—	$31,104
Municipal securities	17,941	10	(4)	17,947
Corporate bonds	2,159	—	(2)	2,157
Total securities available-for-sale	$50,355	$ 859	$ (6)	$51,208
As of December 31, 2011				
U.S. government obligations	$53,832	$1,628	$—	$55,460
Municipal securities	20,613	7	(8)	20,612
Corporate bonds	2,028	10	—	2,038
Total securities available-for-sale	$76,473	$1,645	$ (8)	$78,110

The following table summarizes the contractual maturities of securities available-for-sale:

	As of December 31, 2012	As of December 31, 2011
	(In thousands)	
Less than one year	$10,870	$31,554
Due in 1—5 years	40,338	46,556
Total securities available-for-sale	$51,208	$78,110

Proceeds from the sales and maturities of securities available-for-sale during 2012, 2011 and 2010 were $42.0 million, $27.4 million and $65.4 million, respectively.

The following table provides fair values and unrealized losses on securities available-for-sale and by the aging of the securities' continuous unrealized loss position:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In thousands)					
As of December 31, 2012						
U.S. government obligations	$ —	$—	$—	$—	$ —	$—
Municipal securities	2,780	(4)	—	—	2,780	(4)
Corporate bonds	2,157	(2)	—	—	2,157	(2)
Total	$4,937	$ (6)	$—	$—	$4,937	$ (6)
As of December 31, 2011						
U.S. government obligations	$ —	$—	$—	$—	$ —	$—
Municipal securities	9,529	(8)	—	—	9,529	(8)
Corporate bonds	—	—	—	—	—	—
Total	$9,529	$ (8)	$—	$—	$9,529	$ (8)

5. Goodwill and Intangible Assets

Goodwill and intangible assets principally relate to the acquisitions of Greenline Financial Technologies, Inc. ("Greenline") in 2008 and Trade West Systems, LLC in 2007. Goodwill was $31.8 million as of both December 31, 2012 and December 31, 2011. Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2012			December 31, 2011		
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Technology	$4,010	$(3,892)	$ 118	$4,010	$(3,202)	$ 808
Customer relationships	3,530	(2,364)	1,166	3,530	(1,999)	1,531
Non-competition agreements	1,260	(1,214)	46	1,260	(962)	298
Tradenames	590	(570)	20	590	(467)	123
Total	$9,390	$(8,040)	$1,350	$9,390	$(6,630)	$2,760

Amortization expense associated with identifiable intangible assets was $1.4 million and $1.5 million, respectively, for the years ended December 31, 2012 and 2011. Estimated total amortization expense is $0.5 million for 2013, $0.3 million for 2014, $0.2 million for each of 2015 and 2016 and $0.1 million for 2017.

6. Capitalized Software, Furniture, Equipment and Leasehold Improvements

Capitalized software development costs, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization, are comprised of the following:

	As of December 31,	
	2012	2011
	(In thousands)	
Software development costs	$ 29,662	$ 24,440
Computer hardware and related software	15,702	11,126
Office hardware	2,125	1,832
Furniture and fixtures	1,479	1,446
Leasehold improvements	4,709	4,667
Computer hardware under capital lease	1,419	1,419
Accumulated depreciation and amortization	(37,087)	(30,470)
Total capitalized software, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	$ 18,009	$ 14,460

During the years ended December 31, 2012, 2011 and 2010, software development costs totaling $5.2 million, $4.1 million and $1.9 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations.

7. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Current:			
Federal	$12,981	$ 3,605	$ —
State and local	2,138	2,793	355
Foreign	1,315	1,194	1,348
Total current provision	16,434	7,592	1,703
Deferred:			
Federal	8,951	20,531	14,494
State and local	1,238	2,890	3,170
Foreign	(6)	16	115
Total deferred provision	10,183	23,437	17,779
Provision for income taxes	$26,617	$31,029	$19,482

Pre-tax income from U.S. operations was $82.0 million, $74.3 million and $46.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Pre-tax income from foreign operations was $4.7 million, $4.4 million and $4.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 35% is as follows:

	Year Ended December 31,		
	2012	2011	2010
U.S. federal tax at statutory rate	35.0%	35.0%	35.0%
State and local taxes—net of federal benefit	2.4	5.2	4.6
Release of previously unrecognized tax benefits	(7.8)	—	—
Other, net	1.1	(0.8)	(1.4)
Provision for income taxes	30.7%	39.4%	38.3%

The following is a summary of the Company's net deferred tax assets:

	As of December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets		
U.S net operating loss carryforwards	$ 7,175	$ 4,589
Foreign net operating loss carryforwards	160	165
Stock compensation expense	5,296	5,312
Other	2,839	3,280
Total deferred tax assets	15,470	13,346
Valuation allowance	(727)	(287)
Net deferred tax assets	14,743	13,059
Deferred tax liabilities		
Depreciation and amortization	(2,025)	(1,905)
Capitalized software development costs	(2,752)	(1,980)
Intangible assets	(524)	(1,085)
Deferred tax assets, net	$ 9,442	$ 8,089

As of December 31, 2012, the Company had deferred tax assets associated with stock-based compensation of approximately $5.3 million. There is a risk that the ultimate tax benefit realized upon the exercise of stock options or vesting of restricted stock could be less than the tax benefit previously recognized and exhaust the additional-paid-in-capital pool. If this should occur, any excess tax benefit previously recognized would be reversed, resulting in an increase in tax expense. Since the tax benefit to be realized in the future is unknown, it is not currently possible to estimate the impact on the deferred tax balance. As of December 31, 2012, the additional paid-in-capital pool, which is determined under a one pool approach for employee and non-employee awards, was approximately $42.9 million. The additional paid-in-capital pool is currently sufficient to absorb a complete write-off of the stock-based compensation deferred tax asset.

As of December 31, 2012, the Company had restricted U.S. federal net operating loss carryforwards of approximately $17.1 million, which begin to expire in 2021, and $0.7 million of foreign loss carryforwards, which begin to expire in 2025. In 2001 and 2000, MarketAxess Holdings Inc. and MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to this ownership change were $25.6 million as of December 31, 2012 of which $10.6 million is deemed utilizable and recognized as a net operating loss carryforward. Greenline experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code in 2008. The Company does not believe that this ownership change significantly impacts the ability to utilize acquired net operating loss carryforwards, which amounted to $6.5 million as of December 31, 2012. In addition, the Company's net operating loss carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company issued warrants to certain broker-dealer stockholders at the time that they made an equity investment in the Company. All of the warrants were exercised prior to 2008. Through December 31, 2009, the tax benefit on a portion of the tax deduction generated on the exercise of the warrants had not yet been recorded. During 2010, the Company recognized a portion of the tax benefits amounting to $11.4 million as an increase to additional paid-in-capital due to the utilization of the related tax loss carryforwards of $31.0 million. During the first quarter of 2011, the Company recognized the remaining portion of the tax benefit, amounting to $4.2 million, as an increase to additional paid-in-capital due to the expected utilization of the related tax loss carryforwards of $10.4 million.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded. As of December 31, 2012, the valuation allowance relates to certain foreign and state tax loss carryforwards that are not expected to be realized. A summary of the changes in the valuation allowance follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Valuation allowance at beginning of year	$287	$249	$ 666
Increase (decrease) to valuation allowance attributable to:			
Net operating losses	440	38	(132)
Tax credits	—	—	(285)
Valuation allowance at end of year	$727	$287	$ 249

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. No income tax returns have been audited, with the exception of New York city (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns. An examination of the Company's New York state franchise tax returns for 2007 through 2009 is currently underway. The Company cannot estimate when the examination will conclude.

In the fourth quarter of 2012, the Company recorded a reduction to the income tax provision of $6.7 million. The Company updated the recognition of certain acquired net operating loss carryforwards in response to a private letter ruling received from the Internal Revenue Service. As a result, the reserve for unrecognized tax benefits amounting to $3.6 million was reversed and deferred tax assets were increased by $3.1 million to recognize additional tax loss carryforwards. A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Balance at beginning of year	$ 3,647	$3,329	$2,924
Additions for tax positions of prior years	—	366	277
Additions for tax positions of current year	—	—	128
Reductions for tax positions of prior years	(3,598)	(48)	—
Balance at end of year	$ 49	$3,647	$3,329

8. Related Parties

On February 28, 2012, the Company completed a registered underwritten secondary public offering of 3,597,333 shares of common stock held by JPM. The Company did not receive any of the proceeds of the offering. In addition, the Company repurchased 1,821,730 shares of non-voting common stock held by JPM (see Note 9, "Stockholders' Equity"). After February 28, 2012, JPM no longer holds shares of common stock in the Company and is not considered a related party.

The Company generates commissions, technology products and services revenues, information and user access fees, investment income and other income and related accounts receivable balances from JPM and its affiliates. In addition, JPM acts in a custodial and cash management capacity for the Company. The Company also maintains an account with and paid commissions to JPM in connection with the Company's share repurchase program. The Company also incurs bank fees in connection with these arrangements. As of the dates and for the periods indicated below, the Company had the following balances and transactions with JPM and its affiliates:

	As of December 31, 2011
	(In thousands)
Cash and cash equivalents	$156,982
Securities and cash provided as collateral	550
Accounts receivable	2,255
Accounts payable	86

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Commissions	$1,480	$7,045	$5,541
Technology products and services	35	167	16
Information and user access fees	24	176	132
Investment income	20	90	113
Other income	11	66	63
General and administrative	7	73	27

9. Stockholders' Equity

Common Stock

As of December 31, 2012 and 2011, the Company had 110,000,000 authorized shares of common stock and 10,000,000 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held.

In June 2010, the Board of Directors of the Company authorized a share repurchase program for up to $30.0 million of the Company's common stock. The share repurchase program was completed in December 2010. A total of 1,939,620 shares were repurchased at an aggregate cost of $30.0 million over the life of the repurchase program. Shares repurchased under the program are held in treasury for future use.

In October 2011, the Board of Directors of the Company authorized a share repurchase program for up to $35.0 million of the Company's common stock. As of December 31, 2012, a total of 955,342 shares were repurchased at an aggregate cost of $29.2 million, including 717,344 shares repurchased in 2012. Shares repurchased under the program will be held in treasury for future use. The share repurchase program has an expiration date of January 1, 2014.

On February 28, 2012, the Company repurchased 1,821,730 shares of the Company's non-voting common stock from JPM at a cost of $52.9 million. Shares repurchased from JPM were cancelled by the Company. JPM also converted 763,924 shares of non-voting common stock to voting common stock on February 28, 2012.

Series B Preferred Stock Conversion

In 2008, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with two funds managed by Technology Crossover Ventures (the "Purchasers"), pursuant to which the Company sold to the Purchasers (i) 35,000 shares of the Company's Series B Preferred Stock, which shares were convertible into an aggregate of 3,500,000 shares of common stock, and (ii) warrants (the "Warrants" and, together with the Series B Preferred Stock, the "Securities") to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share, for an aggregate purchase price of $35.0 million. The net proceeds, after the placement agent fee and legal fees, were $33.5 million. The Warrants were exercisable for cash or on a net exercise basis. The Warrants were to expire on the tenth anniversary of the date they were first issued and were subject to customary anti-dilution adjustments in the event of stock splits, reverse stock splits, stock dividends and similar transactions.

The shares of Series B Preferred Stock were convertible at any time by the holders thereof at a conversion price of $10.00 per share, subject to certain anti-dilution adjustments and also were subject to automatic conversion into shares of common stock if the closing price of the common stock was at least $17.50 on each trading day for a period of 65 consecutive trading days. In January 2011, all of the shares of the Series B Preferred Stock were mandatorily and automatically converted into 3,499,999 shares of common stock. In November 2011, a total of 455,465 shares of common stock were issued upon the exercise of the Warrants on a net exercise basis.

Dividends

The Company initiated a regular quarterly dividend in the fourth quarter of 2009. In January 2013, the Company's Board of Directors approved a quarterly cash dividend of $0.13 per share payable on February 28, 2013 to stockholders of record as of the close of business on February 14, 2013. On December 27, 2012, the Company paid a special dividend of $1.30 per share. Any future declaration and payment of dividends will be at the sole discretion of the Company's Board of Directors. The Board of Directors may take into account such matters as general business conditions, the Company's financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to the parent and any such other factors as the Board of Directors may deem relevant.

10. Stock-Based Compensation Plans

The Company has two stock incentive plans which provide for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, or other stock-based awards as incentives and rewards to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. As of December 31, 2012, there were 5,116,163 shares available for grant under the stock incentive plans.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Employee:			
Restricted stock and performance shares	$7,046	$5,856	$6,588
Stock options	668	324	1,728
	7,714	6,180	8,316
Non-employee directors:			
Restricted stock	671	679	570
Stock options	—	—	83
	671	679	653
Total stock-based compensation	$8,385	$6,859	$8,969

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options expire ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2012, 2011 and 2010 was $12.26, $11.29 and $5.45, respectively. The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the three years ended December 31, 2012:

	2012	2011	2010
Expected life (years)	5.0	9.9	5.0
Risk-free interest rate	0.7%	3.3%	2.2%
Expected volatility	48.2%	48.0%	50.0%
Expected dividend yield	1.2%	1.3%	2.0%

The following table reports stock option activity during the three years ended December 31, 2012 and the intrinsic value as of December 31, 2012:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value (In thousands)
Outstanding at December 31, 2009	5,166,558	$ 9.10		
Granted	8,239	$14.10		
Canceled	(12,575)	$13.85		
Exercised	(758,660)	$ 9.17		
Outstanding at December 31, 2010	4,403,562	$ 9.09		
Granted	340,771	$21.60		
Canceled	(211,323)	$16.16		
Exercised	(1,605,273)	$10.21		
Outstanding at December 31, 2011	2,927,737	$ 9.42	8.1	
Granted	13,292	$32.45		
Canceled	—	$ —		
Exercised	(1,511,207)	$ 5.64		$41,310
Outstanding at December 31, 2012	1,429,822	$13.62	4.5	$31,002
Exercisable at December 31, 2012	1,214,099	$12.10	4.0	$28,172

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2012 of $35.30 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2012, there was $1.8 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 3.0 years.

Restricted Stock and Performance Shares

Shares of restricted stock generally vest over a period of three years. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Performance share awards are granted to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period. The pay-out achievement was 92.5%, 146% and 150% of the performance award for 2012, 2011 and 2010, respectively. The following table reports performance share activity for the three years ended December 31, 2012:

Performance year	2012	2011	2010
Share pay-out at plan, net of forfeitures of 14,563 for 2011	44,843	63,102	87,035
Actual share pay-out in following year	41,481	94,653	130,552
Fair value per share on grant date	$ 30.64	$ 21.56	$ 14.29

The following table reports restricted stock and performance share activity during the three years ended December 31, 2012:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2009	1,034,139	$ 9.64
Granted	549,264	
Performance share pay-out	206,664	
Canceled	(71,152)	
Vested	(474,051)	
Outstanding at December 31, 2010	1,244,864	$11.23
Granted	435,548	
Performance share pay-out	130,552	
Canceled	(279,081)	
Vested	(574,172)	
Outstanding at December 31, 2011	957,711	$15.69
Granted	206,965	
Performance share pay-out	91,498	
Canceled	(7,390)	
Vested	(459,474)	
Outstanding at December 31, 2012	789,310	$21.88

As of December 31, 2012, there was $9.7 million of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.7 years.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Basic EPS			
Net income	$60,069	$47,704	$31,428
Amount allocable to common shareholders	100.0%	100.0%	90.5%
Net income applicable to common stock	$60,069	$47,704	$28,427
Common stock — voting	36,101	34,420	30,573
Common stock — non-voting	415	2,586	2,586
Basic weighted average shares outstanding	36,516	37,006	33,159
Basic earnings per share	$ 1.65	$ 1.29	$ 0.86
Diluted EPS			
Net income	$60,069	$47,704	$31,428
Basic weighted average shares outstanding	36,516	37,006	33,159
Effect of dilutive shares:			
Series B Preferred Stock	—	—	3,500
Stock options, restricted stock and warrants	1,300	2,602	2,392
Diluted weighted average shares outstanding	37,816	39,608	39,051
Diluted earnings per share	$ 1.59	$ 1.20	$ 0.80

Stock options, restricted stock and warrants totaling 0.1 million shares, 0.3 million shares and 0.4 million shares for the years ended December 31, 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

12. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring at various dates through 2022. Office space leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments as of December 31, 2012 under such operating and capital leases were as follows:

Year Ending December 31,	Operating Leases	Capital Leases
	(In thousands)	
2013	$ 1,796	$322
2014	1,763	42
2015	2,026	—
2016	2,039	—
2017	2,952	—
2018 and thereafter	7,255	—
Minimum lease payments	17,831	364
Less amount representing interest	—	15
	$17,831	$349

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $2.6 million, $2.5 million and $2.7 million, respectively, and is included in occupancy expense in the Consolidated Statements of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease. The Company is contingently obligated for standby letters of credit amounting to $1.5 million that were issued to landlords for office space.

In 2008, the Company assigned the lease agreement on a leased property to a third party. The Company is contingently liable should the assignee default on future lease obligations through the November 2015 lease termination date. The aggregate amount of future lease obligations under this arrangement is $1.1 million as of December 31, 2012.

The Company, through two regulated subsidiaries, executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. The Company acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under securities clearing agreements with the independent third party, the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2012, the amount of the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.9 million. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreements between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2012, the Company had not recorded any liabilities with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. Segment Information

As an electronic multi-dealer platform for the trading of fixed-income securities, the Company's operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

14. Retirement Savings Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ended December 31, 2012, 2011 and 2010, the Company contributed $1.1 million, $1.2 million and $0.9 million, respectively, to the plans.

15. Customer Concentration

During the years ended December 31, 2012, 2011 and 2010, no single client accounted for more than 10% of total revenue. One institutional investor client accounted for approximately 13.5%, 14.6% and 15.8% of trading volumes during the years ended December 31, 2012, 2011 and 2010, respectively. This institutional investor client also beneficially owns approximately 7% of the outstanding shares of the Company's common stock.

16. Acquisition

On October 26, 2012, the Company entered into an agreement to acquire all of the outstanding shares of Xtrakter from Euroclear S.A./N.V. Xtrakter is a U.K.-based provider of regulatory transaction reporting, financial market data and trade matching services to the European securities markets. The acquisition of Xtrakter will provide the Company with an expanded set of technology solutions ahead of incoming regulatory mandates from Europe.

The aggregate purchase price is £26.0 million (approximately $40.5 million) in cash, plus transaction costs, and is subject to a post-closing adjustment based on the net working capital of Xtrakter on the closing date. The purchase price will be funded from available cash on hand. The Company received FSA approval of the change in control on February 18, 2013 and expects to complete the acquisition of Xtrakter on or about February 28, 2013.

17. Subsequent Events

Credit Facility

On January 14, 2013, the Company entered into a three-year credit agreement ("Credit Agreement") which provides for revolving loans and letters of credit up to an aggregate of $50.0 million ("Credit Facility"). Subject to satisfaction of certain specified conditions, the Company is permitted to upsize the Credit Facility by an additional $50.0 million in total.

Borrowings under the Credit Facility will bear interest at a rate per annum equal to either of the following, as designated by the Company for each borrowing: (A) the sum of (i) the greatest of (a) the prime rate, as defined, (b) the federal funds effective rate plus 0.50% and (c) one month adjusted LIBOR plus 1.00% plus (ii) 0.50% or (B) the sum of (i) adjusted LIBOR plus (ii) 1.50%. Default interest is 2.00% per annum in excess of the rate otherwise applicable in the case of any overdue principal or any other overdue amount. The Company is also required to pay a commitment fee to the lenders under the Credit Facility in respect of unutilized revolving loan commitments at a rate of 0.30% per annum.

The Company's existing and future domestic subsidiaries (other than any broker-dealer subsidiary) have guaranteed the Company's obligations under the Credit Agreement. Subject to customary exceptions and exclusions, the Credit Facility is collateralized by first priority pledges (subject to permitted liens) of substantially all of the Company's personal property assets and the personal property assets of the Company's domestic subsidiaries that have guaranteed the Credit Facility, including the equity interests of the Company's domestic subsidiaries and the equity interests of certain of the Company's foreign subsidiaries (limited, in the case of the voting equity interests of the foreign subsidiaries, to a pledge of 65% of those equity interests). Each of the Company and the guarantors will also be required to provide mortgages on any real property owned by it.

The Credit Agreement requires that the Company's consolidated total leverage ratio tested on the last day of each fiscal quarter not exceed 2.5 to 1.0. The Credit Agreement also requires that the Company's consolidated interest coverage ratio tested on the last day of each fiscal quarter not exceed 3.5 to 1.0.

If an event of default occurs, including failure to pay principal or interest due on the loan balance, a voluntary or involuntary proceeding seeking liquidation, change in control of the Company, or one or more judgments against the Company in excess of $10 million, the lenders would be entitled to accelerate the facility and take various other actions, including all actions permitted to be taken by a secured creditor. If certain bankruptcy events of default occur, the facility will automatically accelerate.

Employee Matter

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company would establish an accrual for the loss. Once established, the accrual would be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

On January 2, 2013, a former employee of the Company filed a complaint against the Company with the U.S. Department of Labor alleging retaliatory employment practices in violation of the whistleblower provisions of the Sarbanes-Oxley Act. The relief sought includes, among other things, reinstatement, back pay and compensatory and punitive damages.

The Company believes the complaint is without merit and intends to vigorously defend itself against the allegations. Given the preliminary stage and the inherent uncertainty of the potential outcome of such proceedings, the Company cannot estimate the reasonably possible range of loss at this time. Based on the available information, the Company believes that the low end of the reasonably possible range of loss is zero and, accordingly, no loss accrual has been provided in the Company's accompanying financial statements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2012 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the report of our independent registered public accounting firm appears in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Other Matters — Section 16(a) beneficial ownership reporting compliance" in the Company's definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2013. The Company intends to file the Proxy Statement within 120 days after the end of its fiscal year (i.e., on or before April 30, 2013). The Company's Code of Conduct applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.marketaxess.com. If the Company makes any amendments to its Code of Conduct that is required to be disclosed pursuant to the Exchange Act, the Company will make such disclosures on its website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters – Directors' compensation" in the Company's Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2012:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	1,429,822	$13.62	5,116,163

(1) These plans consist of the Company's 2012 Incentive Plan and 2001 Stock Incentive Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm — Audit and other fees" in the Company's Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
2.1	Share Purchase Agreement, dated October 26, 2012 by and among MarketAxess Holdings Inc. and Euroclear S.A./N.V. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K/A dated November 2, 2012)
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718))
3.2(a)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718))
3.2(b)	Amendment No. 1 to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated January 25, 2013)
3.3	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718))
4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
10.1(a)	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Annual Report on Form 10-K dated February 17, 2012)#
10.1(b)	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans (incorporated by reference to Exhibit 10.9 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718)) #
10.2	MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2012, filed on April 25, 2012)#
10.3	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.11 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718)) #
10.4	MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (incorporated by reference to Appendix B to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2012, filed on April 25, 2012)#
10.5(a)	Form of Restricted Stock Agreement for Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 23, 2009)#
10.5(b)	Form of Restricted Stock Agreement for Employees other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 15, 2008)#

Number	Description
10.6(a)	Form of Restricted Stock Unit Agreement for Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.6(b)	Form of Restricted Stock Unit Agreement for employees other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.6(c)	Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.7(a)	Form of Performance Share Award Agreement for Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.7(b)	Form of Performance Share Award Agreement for Employees other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.8(a)	Form of Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.8(b)	Form of Incentive Stock Option Agreement for Employees other than Richard M. McVey pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.8(c)	Form of Non Qualified Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Appendix C to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.9(a)	MarketAxess Severance Pay Plan, effective August 1, 2006 (incorporated by reference to Exhibit 10.28(a) to the registrant's Form 10-K for the year ended December 31, 2009 filed on March 3, 2009)#
10.9(b)	Amendment No. 1 to MarketAxess Severance Pay Plan, dated as of December 17, 2008 (incorporated by reference to Exhibit 10.28(b) to the registrant's Form 10-K for the year ended December 31, 2009 filed on March 3, 2009)#
10.10(a)	Letter Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 14, 2011)#
10.10(b)	Incentive Stock Option Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey Incentive Stock Option Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.10(c)	Restricted Stock Unit Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.8 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
31.1*	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Number	Description
31.2*	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith.

** Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Condition as of December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ RICHARD M. MCVEY
Richard M. McVey
Chief Executive Officer

Date: February 21, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ RICHARD M. MCVEY Richard M. McVey	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 21, 2013
/s/ ANTONIO L. DELISE Antonio L. DeLise	Chief Financial Officer (principal financial and accounting officer)	February 21, 2013
/s/ STEVEN L. BEGLEITER Steven L. Begleiter	Director	February 21, 2013
/s/ SHARON BROWN-HRUSKA Sharon Brown-Hruska	Director	February 21, 2013
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 21, 2013
/s/ DAVID G. GOMACH David G. Gomach	Director	February 21, 2013
/s/ CARLOS HERNANDEZ Carlos Hernandez	Director	February 21, 2013
/s/ RONALD M. HERSCH Ronald M. Hersch	Director	February 21, 2013
/s/ JOHN STEINHARDT John Steinhardt	Director	February 21, 2013
/s/ JAMES J. SULLIVAN James J. Sullivan	Director	February 21, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Limited	United Kingdom
MarketAxess Canada Limited	Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois
MarketAxess Plataforma De Negociacao Ltda.	Brazil

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 333-120229 and 333-136101) of MarketAxess Holdings Inc. of our report dated February 21, 2013, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
February 21, 2013

Exhibit 31.1

Certification Pursuant to
Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Amended

I, Richard M. McVey, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer
(principal executive officer)

Dated: February 21, 2013

Exhibit 31.2

Certification Pursuant to
Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Amended

I, Antonio L. DeLise, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ANTONIO L. DELISE

Antonio L. DeLise
Chief Financial Officer
(principal financial and accounting officer)

Dated: February 21, 2013

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2012

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard M. McVey, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD M. MCVEY
Richard M. McVey
Chief Executive Officer

February 21, 2013

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

Exhibit 32.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2012

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio L. DeLise, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ANTONIO L. DELISE

Antonio L. DeLise
Chief Financial Officer

February 21, 2013

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.